SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-15276

Itaú Unibanco Banco Múltiplo S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Itaú Unibanco Holding S.A.

Management Discussion & Analysis and
Complete Financial Statements

1st Quarter 2009

Itaú Unibanco

Contents

Management Discussion and Analysis	1

Complete Financial Statements	39

ITAÚ UNIBANCO HOLDING S.A. (*)

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first quarter of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the first quarter of 2008 takes into account the combination of Itaú and Unibanco figures.

1.
Net income of Itaú Unibanco for the first quarter of 2009 totaled R$ 2.0 billion, with annualized return of  18.2% on average equity (27.1% for the first quarter of 2008). Recurring net income was R$ 2.6 billion, with annualized return of 23.1%. Consolidated stockholders’ equity reached R$ 45.0 billion as of March  31,  2009. Basel ratio at the end of the period stood at 16.5%, based on economic-financial consolidated.

2.
Itaú Unibanco paid or provided for its own taxes and contributions for the first quarter of 2009 in the amount of R$ 3.1 billion. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1.9 billion.

3.
Itaú Unibanco's consolidated assets reached R$ 618.9 billion at the end of March 2009. The loan portfolio, including endorsements and sureties, totaled R$ 272.7 billion, an increase of  25.1% as compared to March 31, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$  94.5 billion. The large company segment in its turn reached R$ 101.3 billion, whereas the very small, small and middle-market company segment reached R$ 51.6 billion.

4.
Total free, raised and managed own assets totaled R$ 810.0 billion, an increase of 17.1% as compared to March 31, 2008. Demand, time and savings deposits totaled R$ 197.9 billion. Technical provisions for insurance, pension plan and capitalization totaled R$ 45.7 billion.

5.
In the investment banking area, Itaú BBA took part in debenture, promissory note operations and securitization operations amounting to R$ 430 million. In capital markets, the bank  was the joint bookrunner of public offerings that totaled R$ 2.2 billion. Itaú BBA continued in the leading position in the ANBID ranking regarding the distribution of fixed and variable income in the 12-month period ended in March 2009.

6.
The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Unibanco’s preferred shares fell 18.3% as compared to the quotation of March 31, 2008. Ibovespa index dropped 32.1% in the same period. The market value of Itaú Unibanco at Stock Exchange was R$ 106.0 billion at the end of March.

7.
Itaú Unibanco employed approximately 106 thousand people at the end of March 2009. The employee’s fixed compensation plus charges and benefits totaled R$ 2.0 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 358 million. In addition, approximately R$ 28 million were invested in education, training and development programs.

8.
Itaú Unibanco's integration process made significant advances in the quarter. On January 23, the ATMs were interconnected, enabling Itaú and Unibanco clients to use the equipment of both institutions. The Corporate, Investment Banking and Treasury segments are already operating on an integrated basis, while the integration of the branch network will start in the second half.

9.
Itaú Unibanco approved its Sustainability Policy. In this quarter, we highlight the following: the granting of the award “Prêmio Itaú de Finanças Sustentáveis” (Itaú’s Sustainable Finance Award); “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability); the launch of “Banco de Ideias Sustentáveis (BIS)” (Bank of Sustainable Ideas); and “Programa Itaú Ecomudança” (Ecochange Itaú Program), which announced the institutions to which the funds from “Fundos Itaú Ecomudança” (Itaú's ecochange funds) will be granted.

10.
In the quarter, social and cultural investments of Itaú Unibanco totaled approximately R$ 28 million.  With the “Programa Excelência em Gestão Educacional” (excellence in education management program), Fundação Itaú Social innovated in the pedagogical management area.  Noteworthy is also the continuity of the “Jovens Urbanos” (urban youth) program. Instituto Unibanco and the Government of the State of Minas Gerais renewed the agreement which will invest R$ 17 million by 2010, benefiting  40 thousand students, 280 tutors and about one thousand teachers of State schools through the following projects: “Jovem de Futuro” (youth with a future); “Entre Jovens” (among youth), and “Plug In Minas - Núcleo Amigos do Professor” (teachers’ fellows center). The headquarters of Itaú Cultural was visited by over 40 thousand people. The calls for participation in the Itaú Cultural’s Rumos (directions) Program were released for the Cybernetic Art, Movies, Video, Dance and Cultural Journalism categories.

11.
The  complete  financial  statements  and  the  Management’s Discussion  &  Analysis  Report  of  Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

São Paulo, April 29, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

(*)The new company name of Itaú Unibanco Banco Múltiplo S.A. awaiting approval by BACEN.

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

1st Quarter 2009

Itaú Unibanco

Contents

Executive Summary	03
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Service Fees and Banking Charge Revenues	14
Non-interest Expenses	15
Tax Expenses for ISS, PIS and Cofins / Income Tax and Social Contribution	17
Balance Sheet	18
Balance Sheet by Currency	22
Value at Risk	23
Ownership Structure	24
Pro Forma Financial Statements by Segment	26
Commercial Bank	30
Itaú BBA	31
Consumer Credit	31
Insurance, Pension Plans and Capitalization	32
Activities Abroad	36
Report of Independent Accountants	38
Complete Financial Statements	39

For comparison purposes, we have adjusted the accounting statements (statements of income and balance sheets) for periods before the first quarter of 2009, to include the full  consolidation of Redecard.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

First Quarter of 2009

The table below shows selected information and performance indicators of Itaú Unibanco Holding S.A.(*)

The result and balances of the first quarter of 2008 correspond  to the sum of the results and balances obtained by Itaú and Unibanco in that period.

Highlights - Managerial Criteria	R$ million (except where indicated)
Statements of Income		1st Q/09		4th Q/08		1st Q/08
Net Income - Parent Company		2,015		1,871		2,784
Recurring Net Income		2,562		2,339		2,719
Managerial Financial Margin (1)		10,570		9,915		8,319
Income per Share (R$)
Consolidated Net Income per share (2)		0.49		0.46		0.68
Consolidated Recurring Net Income per share (2)		0.63		0.57		0.66
Number of Outstanding Shares - in thousands (3)		4,098,645		4,096,634		4,096,634
Book Value per share		10.98		10.66		10.12
Dividends/JCP net of taxes (4) (R$ Million)		769		1,072		709
Dividends/JCP net of taxes (4) per share		0.19		0.26		0.21
Market Capitalization (5) (R$ Million)		105,950		107,946		120,013
Market Capitalization (5) (US$ Million)		45,763		46,190		53,710
Performance Ratios (%)
Return on Average Equity - Annualized (6)		18.2%		17.0%		27.1%
Recurring Return on Average Equity - Annualized (6)		23.1%		21.2%		26.4%
Return on Average Assets - Annualized (6)		1.3%		1.2%		2.4%
Recurring Return on Average Assets - Annualized (6)		1.6%		1.5%		2.3%
Solvency Ratio (BIS Ratio)		16.5%		16.1%		16.6%
Annualized Net Interest Margin (7)		10.0%		10.3%		11.0%
Nonperforming Loans Index (NPL) (8)		5.6%		4.8%		4.8%
Provision for Loan Losses/Nonperforming Loans		162%		184%		142%
Efficiency Ratio		45.3%		50.9%		46.2%
Balance Sheet		Mar 31, 09		Dec 31, 08		Mar 31, 08
Total Assets		618,943		633,634		484,628
Credit Operations (A)	240,290		241,043		190,709
Sureties, Endorsements and Guarantees	32,439	272,729	30,895	271,938	27,329	218,038
Deposits + Debentures + Borrowings and Onlending and Securities (9) (B)		280,564		282,779		194,258
Credit Operations / Funding (A/B)		85.6%		85.2%		98.2%
Stockholders' Equity of Parent Company		44,999		43,664		41,475
Relevant Data
Assets Under Management (AUM)		269,087		258,252		276,442
Employees (Individuals)		106,210		108,816		102,628
Branches (Units)		3,909		3,906		3,734
CSBs (Units)		986		999		1,034
Automated Teller Machines (Units)		30,801		30,909		30,928

(1) Described on page 11.
(2) Calculated considering the number of shares outstanding at the time of the association, for the first quarter of 2008.
(3) The number of shares outstanding was adjusted to reflect the stock split that occurred in April 2008.
(4) JCP– interest on own capital. Amounts paid/provisioned (Note 16 - b II to the Financial Statements).
(5) Calculated based on the average quotation of non-voting shares on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury.
(8) The ratio of transactions more than 60 days overdue to the total loan portfolio.
(9) Net of compulsory deposits as described on page 20.

(*) Itaú Unibanco Holding S.A. is the new corporate name of Itaú Unibanco Banco Múltiplo S.A, approved in the General Meeting held on April 24, 2009, and pending approval by the Brazilian Central Bank.

3	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2009

Managerial Statement of Income

Itaú Unibanco’s pro forma consolidated  net income for the first quarter of 2009 was impacted  by non-recurring  events, as shown in the table below.

R$ million
	1st Q/09	4th Q/08	1st Q/08
Recurring Net Income	2,562	2,339	2,719
Effects related to Itaú Unibanco merger (merger of shares)	-	5,183	-
Equalization of accounting criteria	-	(1,414)	-
Provision for Itaú Unibanco integration expenses	-	(888)	-
Additional provision for loan losses	-	(3,023)	-
Effects of the adoption of Law No. 11,638	-	(136)	-
Economic plans provision	(56)	2	(55)
Disposal of investments	-	40	120
Goodwill amortization	(491)	(203)	-
Other non-recurring effects	-	(30)	-

Total non-recurring effects	(547)	(468)	65
Net Income	2,015	1,871	2,784
Note:

The impacts of the nonrecurring events described above are net of tax effects. (Further details are presented  in Note 22-l of the Financial Statements).

The result of the first quarter of 2008 corresponds to the sum of the results obtained by Itaú and by Unibanco.

Managerial Statement of Income

The Management  Discussion and Analysis Report is based on the Managerial Income Statement  which arises from reclassifications made in the accounting  income statement. As from this quarter, the accounting income statement presents the effects of exchange  variation of investments abroad concentrated in the financial margin. Accordingly, it is  no longer required to reclassify  such amounts to derive the Managerial Income Statement.  As a result, we have maintained only the reclassification for the financial margin of tax effects from the hedge  of investments abroad, which is recognized in the tax expense (PIS and Cofins) and income tax and social contribution on  net income lines of the  accounting income statement.

In this quarter, we increased our ownership structure in Redecard, taking control of the company. In consequence, Redecard started to be fully consolidated.

For comparison purposes, we have adjusted the accounting statements (income statements and balance sheet) for periods before the first quarter of 2009, with the full consolidation of Redecard.

In the first quarter  of 2009, the real appreciated 0.9% against the U.S. dollar, while  in the prior quarter it depreciated by 22.1%. With respect  to the euro, the real appreciated by  4.9% in the first quarter of 2009 and depreciated by 20.2% in the last quarter of 2008.

As a result of the exchange variation seen in the period, combined with our exchange risk management  of investments abroad, the tax effect of the hedge of Itaú Unibanco  investments abroad and sovereign  securities issued by foreign governments corresponded  to a R$ 40 million expense in the quarter.

Macroeconomic Indices
	Mar 31,09	Dec 31,08	Mar 31,08
EMBI Brazil Risk	425	429	259
CDI (In the Quarter)	2.9%	3.3%	2.6%
Dollar Exchange Rate (Var. in the Quarter)	-0.9%	22.1%	-1.3%
Dollar Exchange Rate (Quotation in R$)	2.3152	2.3370	1.7491
IGP-M (In the Quarter)	-0.9%	1.2%	2.4%
Savings Rate (In The Quarter)	1.9%	2.1%	1.7%

4	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2009

Managerial Statement of Income

Our strategy  of management of the exchange  risk of the capital invested abroad has the objective of not permitting impacts on the result from the exchange  variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in Reais by using derivative financial instruments.  Our hedge strategy further considers all tax effects. The tax benefit obtained with sovereign securities issued by foreign governments is also part of this adjustments.

R$ million
	Itaú Unibanco Pro Forma
1st Quarter/09	Accounting	Non-reccuring Effects	Tax Effect of Hedge and Sovereign Bonds	Managerial
Managerial Financial Margin	10,610	-	(40)	10,570
Financial Margin with Customers	9,362	-	-	9,362
Financial Margin with Market	1,248	-	(40)	1,207

Result from Loan Losses	(3,425)	-	-	(3,425)
Provision for Loan and Lease Losses	(3,834)	-	-	(3,834)
Recovery of Credits Written Off as Losses	410	-	-	410

Net Result from Financial Operations	7,185	-	(40)	7,145

Other Operating Income/(Expenses)	(3,459)	624	23	(2,812)
Banking fees and charge revenues	3,563	-	-	3,563
Result from Op. of Insurance, Pension Plans and Capitalization	502	-	-	502
Non-interest Expenses	(7,018)	624	-	(6,394)
Tax Expenses for ISS, PIS and Cofins	(826)	-	23	(804)
Equity in the Earnings of Associated Companies	30	-	-	30
Other Operating Income	291	-	-	291

Operating Income	3,727	624	(17)	4,333

Non-operating Income	(23)	-	-	(23)

Income before Tax and Profit Sharing	3,703	624	(17)	4,310
Income Tax and Social Contribution	(1,082)	(77)	17	(1,142)
Profit Sharing	(406)	-	-	(406)
Minority Interests	(200)	-	-	(200)

Net Income	2,015	547	-	2,562

R$ million
	Itaú Unibanco Pro Forma
4th Quarter/08	Pro Forma	Redecard	Non-reccuring Effects	Distribution of Exchange Variation	Tax Effect of Hedge and Sovereign Bonds	Managerial

Managerial Financial Margin	6,763	84	79	(24)	3,012	9,915
Financial Margin with Customers	9,252	84	79	-	-	9,416
Financial Margin with Market	(2,489)	-	-	(24)	3,012	499

Result from Loan Losses	(7,917)	-	4,908	38	-	(2,971)
Provision for Loan and Lease Losses	(8,376)	-	4,908	38	-	(3,430)
Recovery of Credits Written Off as Losses	459	-	-	-	-	459

Net Result from Financial Operations	(1,153)	84	4,987	14	3,012	6,944

Other Operating Income/(Expenses)	(7,557)	222	4,604	(35)	(314)	(3,081)
Banking fees and charge revenues	3,762	355	-	(12)	-	4,104
Result from Op. of Insurance, Pension Plans and Capitalization	294	-	265	(0)	-	559
Non-interest Expenses	(12,115)	(133)	5,065	128	-	(7,056)
Tax Expenses for ISS, PIS and Cofins	(713)	(30)	-	8	(314)	(1,049)
Equity in the Earnings of Associated Companies	263	-	(75)	(158)	-	30
Other Operating Income	953	30	(651)	-	-	332

Operating Income	(8,710)	306	9,591	(21)	2,698	3,863

Non-operating Income	(31)	(1)	13	(3)	-	(23)

Income before Tax and Profit Sharing	(8,741)	305	9,604	(24)	2,698	3,840
Income Tax and Social Contribution	11,033	(98)	(9,163)	5	(2,698)	(920)
Profit Sharing	(307)	(4)	-	-	-	(311)
Minority Interests	(114)	(203)	27	20	-	(271)

Net Income	1,871	-	468	-	0	2,339

5	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2009

(*) Includes endorsements and sureties.

Recurring net income for the first quarter of 2009 totaled R$ 2,562 million, which corresponds to a 9.5% increase compared to the fourth quarter of 2008. The parent company stockholders’ equity reached R$ 44,999 million at March 31, 2009, and accordingly the annualized recurring return on average stockholders’ equity was 23.1% in the first quarter of 2009, which is equal to a 190 basis points increase compared to the fourth quarter of the previous year.

R$ million
				Variation (%)
	Mar 31,09	Dec 31,08	Mar 31,08	Mar/09- Dec/08	Mar/09- Mar/08
Individuals	94,474	93,172	79,684	1.4%	18.6%
Credit Card	23,122	23,638	19,350	-2.2%	19.5%
Personal Loans	22,588	21,681	21,366	4.2%	5.7%
Vehicles	48,765	47,853	38,968	1.9%	25.1%

Businesses	152,886	153,466	116,660	-0.4%	31.1%
Corporate	101,319	102,826	81,516	-1.5%	24.3%
Micro, small and middle market	51,567	50,640	35,144	1.8%	46.7%

Directed Loans	11,859	11,898	10,469	-0.3%	13.3%
Rural Loans	5,250	5,654	5,669	-7.2%	-7.4%
Mortgage Loans	6,609	6,244	4,800	5.8%	37.7%

Argentina/Chile/Uruguay/Paraguay	13,511	13,402	11,225	0.8%	20.4%

Total	272,729	271,938	218,038	0.3%	25.1%

At the end of the first quarter of 2009, Itaú Unibanco’s credit portfolio, including sureties and endorsements, amounted to R$ 272,729 million, a 0.3% increase from December 31, 2008. The economic downturn brought about a lower growth rate in the loan and financing portfolio. Our transactions with individuals in Brazil grew 1.4% in the period, driven by a 4.2% increase in personal credit transactions and a 1.9% expansion in the vehicle financing volume. Such increases were partly offset by the seasonal decrease in the balance of credit card transactions. Loans to companies in Brazil declined by 0.4% compared to the end of 2008. This drop is associated with a 1.5% decrease in the balance of loans to corporate businesses, partially compensated by the 1.8% increase in the balance of loans to micro, small and mid-sized companies. Rural and real estate property loans were down 0.3%, primarily as a result of the decrease in the demand from agribusiness, considering that the real estate portfolio grew by 5.8% in the period. Loans and financing in Chile, Uruguay, Argentina and Paraguay increased by 0.8% in the period.

Itaú Unibanco’s managerial financial margin amounted to R$ 10,570 million in the first quarter of 2009, a 6.6% growth compared to the fourth quarter of 2008. The managerial financial margin on customer transactions totaled R$ 9,362 million, representing a 0.6% decline from the prior quarter. Such impact was caused by the decrease in interest rates comparing both periods which was more intense than the gain related with higher volume of assets. The financial margin on market transactions grew 142.0% from the prior quarter to reach R$ 1,207 million, primarily on account of results arising from management of fixed-rate positions and proprietary positions.

6	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

(*) The criteria for calculating the efficiency ratio are detailed on page 16.

Itaú Unibanco’s expense for doubtful loans added up to R$ 4,373 million in the first quarter of 2009, increasing by 27.5% from the fourth quarter of 2008. During the quarter, we used R$ 539 million of the additional provision balance previously recorded to meet the economic environment deterioration, leading the expense for doubtful loans to R$ 3,834 million, an increase of 11.8% compared to the prior quarter. The economic downturn beginning in the fourth quarter of 2008 continued to impact the risk quality of the portfolios of credits to micro, small and mid-sized companies and individual customers, thus requiring increased allowance amounts.

Similarly, the evolution of the nonperforming loan ratio of Itaú Unibanco reflects the effects of the economic slowdown on the ability to pay of our customers, including individuals and businesses. During the first quarter of 2009, this ratio reached 5.6%, an 80 basis points change compared to the prior quarter.

Banking service fees and banking charge revenues amounted to R$ 3,563 million in the first quarter of 2009, a 13.2% decline from the last quarter of the prior year. The main driver of this change was the discontinuance of the credit information renewal charge, in the amount of R$ 118 million, which was suspended by judicial decision.

Moreover, revenues amounting to R$ 95 million, referring to the fiscal year of 2008, were reversed. Additionally, revenues from credit transactions and guarantees provided decreased due to the reduced volume of loan and financing transactions. Finally, revenues from credit card transactions were down, essentially as a result of the seasonal higher volume of transactions at year end and subsequent decrease.

Non-interest expenses added up to R$ 6,394 million in the first quarter of 2009, a 9.4% decrease quarter-on-quarter. Personnel expenses were influenced by the seasonal pattern of a higher number of employees on vacation in the first quarter of the year. The reduced level of economic activity usually seen in the first quarter of the year impacted the major expense accounts. As a result of these drivers, the efficiency ratio was 45.3% in the first quarter of 2009.

In the first quarter of 2009, Itaú Unibanco’s unrealized net income/(loss) totaled R$ 9,141 million. In this period, we increased our ownership structure in Redecard, exercising the option to purchase approximately 24 million common shares, taking control of the company. The balance of the additional provision for doubtful loans reached R$ 7,252 million in this quarter. It should be noted that this provision is not taken into account to determine unrealized net income/(loss).

7	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2009

Balance Sheet	R$ million
				Variation
ASSETS	Mar 31,09	Dec 31,08	Mar 31,08	Mar/09- Dec/08	Mar/09- Mar/08

Current and Long-term Assets	608,549	623,357	477,400	-2.4%	27.5%

Cash and Cash Equivalents	13,062	15,853	8,701	-17.6%	50.1%
Short-term Interbank Deposits	126,542	124,546	89,781	1.6%	40.9%
Securities and Derivative Instruments	136,248	138,344	104,286	-1.5%	30.6%
Interbank and Interbranch Accounts	16,044	14,268	28,451	12.5%	-43.6%
Loans, Leasing Operations and Other Credits	240,290	241,043	190,709	-0.3%	26.0%
(Allowance for Loan Losses)	(21,637)	(19,972)	(11,198)	8.3%	93.2%
Other Assets	98,000	109,276	66,671	-10.3%	47.0%
Foreign Exchange Portfolio	39,424	51,829	31,007	-23.9%	27.1%
Others	58,576	57,447	35,664	2.0%	64.2%

Permanent Assets	10,394	10,277	7,228	1.1%	43.8%
Investments	2,233	2,258	2,242	-1.1%	-0.4%
Fixed Assets	4,208	4,176	2,813	0.8%	49.6%
Intangible	3,953	3,843	2,173	2.9%	81.9%
TOTAL ASSETS	618,943	633,634	484,628	-2.3%	27.7%

R$ million
				Variation
LIABILITIES AND EQUITY	Mar 31,09	Dec 31,08	Mar 31,08	Mar/09- Dec/08	Mar/09- Mar/08

Current and Long-term Liabilities	570,653	586,585	437,834	-2.7%	30.3%
Deposits	202,458	206,189	120,738	-1.8%	67.7%
Demand Deposits	26,186	28,071	23,990	-6.7%	9.2%
Savings Accounts	39,347	39,296	38,988	0.1%	0.9%
Interbank Deposits	3,611	2,921	3,007	23.6%	20.1%
Time Deposits	133,315	135,901	54,752	-1.9%	143.5%
Funds Received under Securities Repurchase Agreements	127,510	124,358	115,164	2.5%	10.7%
Funds from Acceptances and Issue of Securities	20,559	19,596	13,422	4.9%	53.2%
Interbank and Interbranch Accounts	5,974	3,008	8,143	98.6%	-26.6%
Borrowings and On-lendings	38,601	42,741	35,461	-9.7%	8.9%
Financial Instruments and Derivatives	9,031	14,807	9,127	-39.0%	-1.1%
Technical Provisions for Insurance, Pension Plans and Cap.	45,697	41,574	36,443	9.9%	25.4%
Other Liabilities	120,823	134,311	99,336	-10.0%	21.6%
Foreign Exchange Portfolio	38,706	50,761	29,722	-23.7%	30.2%
Subordinated Debt	22,946	22,465	19,070	2.1%	20.3%
Others	59,171	61,085	50,544	-3.1%	17.1%

Deferred Income	242	231	150	4.5%	61.5%
Minority Interest in subsidiaries	3,050	3,154	5,170	-3.3%	-41.0%

Stockholders' Equity of Parent Company	44,999	43,664	41,475	3.1%	8.5%
TOTAL LIABILITIES AND EQUITY	618,943	633,634	484,628	-2.3%	27.7%
Deposits	202,458	206,189	120,738	-1.8%	67.7%
Assets Under Management (AUM)	269,087	258,252	276,442	4.2%	-2.7%

Total Deposits + Assets Under Management (AUM)	471,545	464,441	397,180	1.5%	18.7%
On March 31, 2008, the balance derives from the sum of balances obtained by Itaú and Unibanco in that period.

8	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2009

Income Statement	R$ million
				Variation
	1st Q/09	4th Q/08	1st Q/08	1st Q/09- 4th Q/08%		1st Q/09- 1st Q/08%

Managerial Financial Margin	10,570	9,915	8,319	655	6.6%	2,251	27.1%
Financial Margin with Customers	9,362	9,416	7,822	(53)	-0.6%	1,540	19.7%
Financial Margin with Market	1,207	499	496	709	142.0%	711	143.4%

Result from Loan Losses	(3,425)	(2,971)	(2,146)	(454)	15.3%	(1,279)	59.6%
Provision for Loan and Lease Losses	(3,834)	(3,430)	(2,460)	(404)	11.8%	(1,375)	55.9%
Recovery of Credits Written Off as Losses	410	459	314	(49)	-10.8%	96	30.6%

Net Result from Financial Operations	7, 145	6,944	6,173	202	2.9%	973	15.8%

Other Operating Income/(Expenses)	(2,812)	(3,081)	(1,805)	269	-8.7%	(1,006)	55.7%
Banking fees and charge revenues	3,563	4,104	3,767	(541)	-13.2%	(204)	-5.4%
Result from Operations of Insurance, Pension Plans and Cap.	502	559	500	(57)	-10.2%	1	0.2%
Non-interest Expenses	(6,394)	(7,056)	(5,565)	662	-9.4%	(829)	14.9%
Tax Expenses for ISS, PIS and Cofins	(804)	(1,049)	(770)	245	-23.4%	(34)	4.4%
Equity in the Earnings of Associated Companies	30	30	50	0	1.4%	(20)	-40.3%
Other Operating Income	291	332	212	(40)	-12.1%	80	37.7%

Operating Income	4,333	3,863	4,367	471	12.2%	(34)	-0.8%

Non-operating Income	(23)	(23)	70	(0)	0.9%	(93)	-133.0%

Income before Tax and Profit Sharing	4,310	3,840	4,437	470	12.2%	(127)	-2.9%

Income Tax and Social Contribution	(1,142)	(920)	(1,060)	(222)	24.1%	(82)	7.7%
Profit Sharing	(406)	(311)	(358)	(95)	30.7%	(48)	13.4%
Minority Interests in subsidiaries	(200)	(271)	(300)	70	-26.0%	100	-33.3%
Recurring Net Income	2,562	2,339	2,719	223	9.5%	(157)	-5.8%
Data of the first quarter of 2008 derive from the sum of revenues and expenses obtained by Itaú and Unibanco in that period.

9	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Consolidated Net Income

Managerial Financial Margin

In the first quarter of 2009, Itaú Unibanco managerial financial margin totaled R$ 10,570 million, up 6.6% from the last quarter of the prior year. The main drivers of such change are discussed below.

Managerial Financial Margin	R$ million
			Variation
	1st Q/09	4th Q/08	Balance	%
Customers	9,362	9,416	(53)	-0.6%
Interest Rate Sensitive Banking Transactions	1,273	1,611	(338)	-21.0%
Spread-Sensitive Banking Transactions	8,090	7,805	285	3.7%
Market	1,207	499	709	142.0%
Treasury	1,207	499	709	142.0%
Total	10,570	9,915	655	6.6%

Customer Transactions

The margin on customer transactions arises from the use of financial products and services by our customers, both individuals and businesses. Such financial margin can be divided into the margins on those transactions that are sensitive to changes in the interest rate and those that are sensitive to changes in spreads.

In the first quarter of 2009, the managerial financial margin on customer transactions declined by 0.6% to reach R$ 9,362 million.

The financial margin on interest rate sensitive transactions was strongly impacted by the cuts in the benchmark interest rate during the period, as well as the change in the volume of transactions, which totaled R$ 1,273 million, a 21.0% decline from the prior quarter.

Interest Rate Sensitive Banking Transactions Performed with Customers	R$ million
			Variation
	1st Q/09	4th Q/08	Balance	%
Average Balance	43,664	48,570	(4,906)	-10.1%
Financial Margin	1,273	1,611	(338)	-21.0%
Annualized Rate	11.7%	13.3%		-1.6	p.p.

Annualized Rate of Interest Rate Sensitive Banking Transactions Performed with Customers

The increase in financial margin on spread-sensitive customer transactions, added up to R$ 8,090 million in the first quarter of 2009, a 3.7% growth compared to the last quarter of 2008. The R$ 14,299 million increase in the average balance of such transactions was the driver of the expansion in the financial margin of spread-sensitive transactions.

Spread-Sensitive Banking Transactions Performed with Customers	R$ million
			Variation
	1st Q/09	4th Q/08	Balance	%
Average Balance	332,140	317,841	14,299	4.5%
Financial Margin	8,090	7,805	285	3.7%
Annualized Rate	9.7%	9.8%		-0.1	p.p.

Annualized Rate of Spread-Sensitive Banking Transactions Performed with Customers

Managerial Financial Margin on Market Transactions

The financial margin on market transactions includes treasury transactions.
The financial margin on market transactions grew 142.0% from the prior quarter to reach R$ 1,207 million, primarily on account of results arising from management of fixed-rate positions and proprietary positions.

11	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Managerial Financial Margin

Accordingly, the net interest margin or NIM (annualized rate of managerial financial margin, disregarding the treasury financial margin) stood at 10.0% in the first quarter of 2009, a 30 basis points decrease from the last quarter of the prior year. Considering the effects of the expense for doubtful loans, net of the recovery of transactions previously written off as losses, the NIM rate after the provisions was 6.3% against 7.0% in the prior period.

Analysis of the Managerial Financial Margin	R$ million
	1st Q/09			4th Q/08
	Average Balance	Financial margin	CDI (p.y.)	Average Balance	Financial margin	CDI (p.y.)
Demand Deposits + Floatings	34,939			33,537
(-) Compulsory Deposits	(11,394)			(10,814)
Contingent Liabilities (-) Contingent Assets	3,142			3,220
Tax and Social Security Liabilities (-) Deposits in guarantee	14,371			13,648
(-) Tax Credits	(27,838)			(21,563)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	30,445			30,543
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	43,664	1,273	11.7%	48,570	1,611	13.3%

	Average Balance	Financial margin	Spread (p.y.)	Average Balance	Financial margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	107,623			89,033
Interbank and Interbranch Accounts	3,762			10,553
Loans, Leasing and Other Credits	240,667			232,551
(Allowance for Loan Losses)	(20,805)			(16,108)
Net Foreign Exchange Portfolio (Asset/Liability)	893			1,811
Spread-Sensitive Banking Transactions Performed with Customers (B)	332,140	8,090	9.7%	317,841	7,805	9.8%
Net Interest Margin (C= A+B)	375,804	9,362	10.0%	366,411	9,416	10.3%
Provision for Loan and Lease Losses (D)		(3,834)			(3,430)
Recovery of Credits Written Off as Losses (E)		410			459
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	375,804	5,938	6.3%	366,411	6,445	7.0%
Treasury Financial Margin (G)		1,207			499
Net Result from Financial Operations (H= F+G)		7,145			6,944

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions Sensitive to Variations in Interest Rate.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x BM&F Fixed Rate (1 year)

12	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses	R$ million
				Variation
	1st Q/09	4th Q/08	1st Q/08	1st Q/09/- 4th Q/08	1st Q/09/ 4th Q/08	1st Q/09- 1st Q/08	1st Q/09/ 1st Q/08
Provision for Loan and Lease Losses	(3,834)	(3,430)	(2,460)	(404)	11.8%	(1,375)	55.9%
Recovery of Credits Written Off as Losses	410	459	314	(49)	-10.8%	96	30.6%
Result from Loan Losses	(3,425)	(2,971)	(2,146)	(454)	15.3%	(1,279)	59.6%

Itaú Unibanco’s expense for doubtful loans added up to R$ 4,373 million in the first quarter of 2009, increasing by 27.5% from the fourth quarter of 2008. Our models to determine the anticyclical additional provision, which use the same criteria previously adopted in this environment of increasing delinquency, point to the need for a R$ 7,252 million balance, with the subsequent use of R$ 539 million in the period. Thus, the expense of doubtful loans rose to R$ 3,834 million, an increase of 11.8% compared with the prior quarter.

During the period, the adverse effects of the international economic/financial crisis spread among a number of industries, thus hurting the demand from, and income of, several economic agents. As a result, the risk associated with credit portfolios has heightened, with the strongest impact being felt on the micro, small and mid-sized companies, as well as individual portfolios. Also, older loans have shown the highest increases in risk. In this context, we continued to apply more selective criteria when granting loans and financing, and to give priority to transactions showing better risk quality.

Coverage Ratio

Nonperforming Loans	R$ million
	Mar 31,09	Dec 31,08
Total Nonperforming Loans (a)	13,384	10,833
Credit Portfolio (b)	240,290	241,043
Credit Assignments (c)	0	734
NPL Ratio [(a)/(b)] x 100	5.6%	4.5%
NPL Ratio [(a) + (c)]/[(b)+ (c)] x 100	5.6%	4.8%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.
(c) Balance of Credit Assignments in previous quarters.

The nonperforming loan ratio, which stood at 5.6% in the first quarter of 2009 versus 4.8% in the last quarter of 2008, is a further reflection of the current macroeconomic context. For individual customer transactions, the ratio was 9.8% in the quarter, a 170 basis points growth from the prior quarter. For businesses, the ratio reached 2.5%, representing an 80 basis points increase when compared to the end of 2008.

Revenues from the recovery of credits previously written off as losses totaled R$ 410 million in the first quarter of 2009, down 10.8% from the prior period.

Overdue Loans	R$ million
	Mar 31,09	Dec 31,08
Overdue Loans	22,327	18,115
Balance of Provision for Loan and Lease Losses	(21,637)	(19,972)
Difference	(690)	1,857
Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 60 days overdue. The 2,200 basis points reduction from the last quarter of 2008 is mainly attributable to the increased balance of nonperforming loans and the reversal of a portion of the additional provision for doubtful loans.

13	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Banking fee revenues and Banking charge revenues	R$ million
					Variation
		1st Q/09	4th Q/08	1st Q/08	1st Q/09 - 4th Q/08		1st Q/09 - 1st Q/08
Asset Management		495	502	561	(7)	-1.4%	(66)	-11.9%
Current Account Services	A	455	701	577	(245)	-35.0%	(122)	-21.2%
Loan Operations and Guarantees Provided	B	556	575	727	(19)	-3.4%	(171)	-23.5%
Collection Services		366	378	355	(12)	-3.2%	11	3.2%
Credit Cards	C	1,357	1,595	1,258	(238)	-15.0%	99	7.9%
Other	D	334	353	289	(19)	-5.4%	45	15.6%
Total		3,563	4,104	3,767	(540)	-13.2%	(204)	-5.4%

Banking fee revenues, including banking charges, decreased by 13.2% from the fourth quarter of 2008, mainly due to:

A)	Reduction driven by the reversion of provision of the credit information renewal charge which was suspended by judicial decision.

B)	Reduction due to the lower volume of credit transactions, in particular for vehicle financing and leasing.

Banking fee revenues and Banking charge revenues

C)	Seasonal reduction in credit card transactions, typical of the first quarter when compared to the prior quarter.

Other	R$ million
		1st Q/09	4th Q/08	Variation
Foreign Exchange Services		19	21	(2)
Income from Brokerage and Securities Placement		54	68	(14)
Income from Consultation to Serasa		8	2	6
Income from Custody Services and Management of Portfolio		37	41	(3)
Income from Economic and Financial Advisory	D	21	57	(36)
Commission Income		56	21	35
Other Services		139	144	(5)
Total		334	353	(19)

D)	Lower volume of Investment Banking services.

14	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Non-interest Expenses	R$ million
				Variation
	1stQ/09	4thQ/08	1stQ/08	1stQ/09 - 4thQ/08		1stQ/09 - 1stQ/08
Personnel Expenses	(2,397)	(2,665)	(2,136)	268	-10.1%	(261)	12.2%
Other Administrative Expenses	(2,867)	(3,275)	(2,495)	407	-12.4%	(372)	14.9%
Other Operating Expenses	(1,056)	(1,034)	(870)	(22)	2.1%	(185)	21.3%
Tax Expenses	(73)	(82)	(64)	9	-11.0%	(9)	14.5%
Total	(6,394)	(7,056)	(5,565)	663	-9.3%	(829)	14.9%

In the first quarter of 2009, non-interest expenses declined by 9.3% compared to the prior quarter, chiefly influenced by other administrative expenses and personnel expenses.

Personnel Expenses	R$ million
		1stQ/09	4thQ/08	Variation
Compensation	A	(1,405)	(1,525)	120
Charges	A	(445)	(479)	34
Social Benefits	A	(358)	(397)	39
Training		(28)	(37)	9
Employee Resignation and Labor Claims	B	(161)	(227)	66
Total		(2,397)	(2,665)	268

Personnel expenses were 10.1% down from the prior quarter. The main drivers were:
A)
Increased number of employees on vacation during the 1st quarter of 2009, reduced headcount, impact of the Collective Labor Agreement (CCT) in the 4th quarter of 2008, as well as supplementary social benefits provided in December 2008;

B)	Increase in provisions for labor claims during the last quarter of 2008.

Other Administrative Expenses	R$ million
		1stQ/09	4thQ/08	Variation
Data Processing and Telecommunication	C	(643)	(633)	(10)

Depreciation and Amortization		(305)	(322)	17
Facilities	D	(444)	(479)	35
Third-Party Services	E	(705)	(810)	105
Financial System Service		(197)	(206)	8

Advertising, Promotions and Publications	F	(171)	(323)	153

Transportation		(92)	(99)	8
Materials		(65)	(79)	14
Security		(93)	(88)	(5)
Legal		(8)	(23)	14
Travel		(26)	(42)	16
Others	G	(119)	(171)	52
Total		(2,867)	(3,275)	407

The 12.4% decline in other administrative expenses is mainly attributable to:
C)	Increased mailing expenses, primarily due to notices sent to customers in the latter part of 2008;
D)	Reduced asset maintenance and repair expenses;
E)	Reduced expenses with advisory and consulting services and market information acquisition expenses;
F)	High concentration of advertising campaigns for credit cards, incentives to credit and financing, as well as communications to the market in the 4th quarter of 2008;
G)	Concentration of donations in the last quarter of 2008, with a view to fostering social and cultural initiatives.

Other Operating Expenses

Other operating expenses increased by 2.1% mainly due to the increase in credit card selling expenses.

Number of Employees

15	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Efficiency Ratio (*)

In the first quarter, the efficiency ratio stood at 45.3%, a 560 basis points decline from the prior quarter, driven by decreased non-interest expenses and increased financial margin.

Eficiency Ratio (*)

(*)	Efficiency Ratio =	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses)
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

History of Numbers of Points of Service (***)

(***) Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’
information. Does not include points of sale and ATMs of TecBan - Banco 24h.
(****) Others includes stores, kiosks and attendance centers: Taií, Fininvest, Hipercard, LuizaCred and PontoCred.

16	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Internet Banking Clients

Tax Expenses for ISS, PIS and Cofins

The 23.4% decline in tax expenses when compared to the prior quarter was driven by the levy of PIS and Cofins on revenues from interest on own capital distributed by the group companies, a fact that usually takes place at year-end and does not recur in other quarters.

Income Tax and Social Contribution on Net Income

In the first quarter of 2009, Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses added up to R$ 1,142 million, a 24.1% growth from the prior quarter. The increase in recurring result before Income Tax and Social Contribution on Net Income was one of the main drivers of the higher expense for these taxes.

In the short run, the effects of the increase in CSLL rate from 9% to 15% have not yet been felt, as tax credits recorded are sufficient to offset them. Management believes that the National Confederation of the Financial System (Cosif) will prevail in its direct action challenging the constitutionality of such increase.

R$ million
Itaú Unibanco	1st Q/09	4th Q/08	Variation

Result before Income Tax (IR) and Social Contribution (CSLL)	3,703	(8,741)	12,445
(+) Result from non-recurring events	624	9,909	(9,285)
(=) Recurring Result before IR and CSLL	4,328	1,167	3,159
Income Tax and Social Contribution at the valid rates (A)	(1,731)	(397)	(1,334)

(Inclusions) Exclusions and Other (B)	571	2,170	(1,598)
Exchange Variation on Investments Abroad	(111)	1,188	(1,299)
Interest on Own Capital	374	168	206
Interest on Sovereign Debt and Tax Incentives	179	173	5
Other	129	640	(511)

Subtotal (C) = (A) + (B)	(1,160)	1,773	(2,933)

Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad and Sovereign Bonds (D)	17	(2,693)	2,710
Income Tax and Social Contribution (C)+(D)	(1,142)	(920)	(222)

17	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet

Balance Sheet by Currency

Value at Risk

Ownership Structure

UNIBANCO
Itaú

Itaú Unibanco

Balance Sheet

Securities Portfolio

History of Securities Portfolio	R$ million
							Variation (%)
	Mar 31,09%		Dec 31,08%		Mar 31,08%		Mar/09-Dez/08	Mar/09-Mar/08
Public Securities - Domestic	51,958	38.1%	52,907	38.2%	38,660	37.1%	-1.8%	34.4%
Public Securities - Foreign	13,888	10.2%	12,035	8.7%	15,938	15.3%	15.4%	-12.9%
Total Public Securities	65,846	48.3%	64,942	46.9%	54,597	52.4%	1.4%	20.6%

Private Securities	27,998	20.5%	25,774	18.6%	21,322	20.4%	8.6%	31.3%

PGBL/VGBL Fund Quotas	32,334	23.7%	30,024	21.7%	20,426	19.6%	7.7%	58.3%

Derivative Financial Instruments	10,069	7.4%	17,605	12.7%	7,940	7.6%	-42.8%	26.8%

Total Securities	136,248	100.0%	138,344	100.0%	104,286	100.0%	-1.5%	30.6%

Our securities portfolio totaled R$ 136,248 million, corresponding to a 1.5% reduction from the last quarter of 2008. During the period, our portfolio basically comprised higher liquidity assets, given the current turmoil in the markets.

Credit Portfolio	R$ million
Risk Level		AA	A	B	C	D - H	Total
Mar 31, 09	Credit Operations (*) %	71,180	112,418	46,402	16,926	25,802	272,729
	of Total	26.1%	41.2%	17.0%	6.2%	9.5%	100.0%

Dec 31, 08	Credit Operations (*)	75,605	114,213	46,274	14,121	21,725	271,938
	% of Total	27.8%	42.0%	17.0%	5.2%	8.0%	100.0%
(*) The credit balance includes sureties and endorsements.

Credit Portfolio

In the first quarter of 2009, the credit portfolio increased by 0.3%. During the quarter, the share of credits rated "AA" to "C" declined by 150 basis points and now accounts for 90.5% of the portfolio.

In March 2009, the Food and Beverage industry showed the highest risk concentration, representing 4.9% of the total. The main increases in the quarter were seen in the following industries: Heavy Construction, with a R$ 2,894 million, or 47.7% growth; Autoparts and Accessories, posting a R$ 1,068 million , or 12% growth; Pulp and Paper, with a R$ 726 million, or 7.4% growth; and Chemical and Petrochemical, increasing R$ 166 million, or 6.4% growth.

The share of the 100 top debtors in the total portfolio stood at 22.2% in the first quarter of 2009, corresponding to a 30 basis points change in the quarter.

19	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet	Itaú Unibanco

Portfolio Aquisition X Compulsory Deposits

At March 31, 2009, interbank acquisitions of credit transactions eligible for deduc tion from the requirement of com pulsory deposits on term funds amounted to R$ 8,424 million.

Funding

In the first quarter of 2009, funds obtained totaled R$ 615,850 million, an increase of 2.6% compared to the prior quarter. Time deposits, the main funding instrument from customer resources, reached R$ 117,861 mill ion, a decrease of 0.9% compared to the last quarter. During the period, funds obtained from institutional customers decreased, as a result of the reduced deposit remuneration rates, given the excessive liquidity levels. The total balance of investment funds and managed portfolios was R$ 269,087 million at the end of March 2009, representing an increase of 4.2% from the prior quarter.

Funding from Customers					R$ millions
	Mar 31, 09	Dec 31,08	Mar 31, 08	Mar/09 - Dec/08	Mar/09 - Mar/08
Demand deposits	25,795	28,071	24,085	-8.1%	7.1%
Savings deposits	39,335	39,286	38,979	0.1%	0.9%
Time deposits	117,861	118,909	45,508	-0.9%	159.0%
Mortgage - Backed Notes / Debentures (Committed operations)	61,616	55,477	58,221	11.1%	5.8%
(1) Funding from Customers	244,608	241,743	166,793	1.2%	46.7%
Institutional customers	26,201	30,442	24,875	-13.9%	5.3%
Onlending	18,518	18,456	16,276	0.3%	13.8%
(2) Total - Funding from Customers	289,326	290,641	207,944	-0.5%	39.1%
Assets under management	269,087	258,252	276,442	4.2%	-2.7%
Technical provisions for insurance, pension plan and capitalization	45,697	41,574	36,443	9.9%	25.4%
(3) Total Customers	604,111	590,467	520,828	2.3%	16.0%
Deposits from Banks	3,611	2,921	3,007	23.6%	20.1%
Funds from acceptance and issuance of securities	8,128	6,993	4,715	16.2%	72.4%
(4) Total Funding	615,850	600,381	528,551	2.6%	16.5%

Out of the R$ 280,564 million of customer funding, loans, onlendings and issuance of securities abroad, net of c ompulsory deposits and available funds, R$ 240,290 million was absorbed by the loans and financing portfolio, while the balance of funds obtained was used to manage the Bank’s liquidity position.

Ratio between Lo an Portfolio and Funding	R$ millions
	Mar 31, 09	Dec 31,08	Mar 31, 08	Mar/09 - Dec/08		Mar/09 - Mar/08
Funding from customers	289,326	290,641	207,944	-0.5%		39.1%
(-) Compulsory deposits + available funds	(36,974)	(39,036)	(37,395)	-5.3%		-1.1%
Funds from acceptance and issuance of securities abroad	8,128	6,993	4,715	16.2%		72.4%
Borrowings	20,083	24,180	18,994	-16.9%		5.7%
Total (A)	280,564	282,779	194,258	-0.8%		44.4%
Loan Portfolio (B) (*)	240,290	241,043	190,709	-0.3%		26.0%
B/A	85.6%	85.2%	98.2%	40	b.p.	-1,250	b.p.

(*) The credit portfolio balance does not include sureties and endorsements.

20	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet	Itaú Unibanco

External Funding

The table below highlight the main issuanc e abroad of Itaú Unibanco effective on March 31, 2009.

Main Issuances in Effect (1)			US$ millions

Instrument	Coordinator	Balance at Dec 31, 08	Issues	Amortization	Balance at Mar 31, 09	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes(2)	Merrill Lynch	331			302	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Dresdner Bank	16		(16)	0	06/13/2003	07/15/2009	6.150%
Fixed Rate Notes	Citibank	200			200	12/12/2003	12/15/2013	9.735%
Fixed Rate Notes(3)	UBS/Merrill Lynch	500			500	07/29/2005	perpetual	8.700%
Fixed Rate Notes(4)	Itaú Chile	97			97	07/24/2007	07/24/2017	UF(11) + 3,79%
Fixed Rate Notes(5)	Itaú Chile	98			98	10/30/2007	10/30/2017	UF(11) + 3,44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(12) + 1,25%
Floating Rate Notes	Nomura	162		(162)	0	10/15/2003	10/15/2013	Libor(12) + 1,35%
Floating Rate Notes(6)	HypoVereinsbank and ING	277			266	06/22/2005	06/22/2010	Euribor(13) + 0,375%
Floating Rate Notes	Calyon	178		(67)	111	06/30/2005	09/20/2012	Libor(12) + 0,20%
Floating Rate Notes(7)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	139			133	12/22/2005	12/22/2015	Euribor(13) + 0,55%
Floating Rate Notes	Standard Bank	105		(105)	0	01/15/2006	01/15/2016	Libor(12) + 1,20%
Floating Rate Notes	Mizuho	146		(146)	0	07/17/2006	07/15/2014	Libor(12) + 0,33%
Floating Rate Notes(8)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	416			399	07/27/2006	07/27/2011	Euribor(13) + 0,32%
Floating Rate Notes	Dresdner Bank	200		(50)	150	09/20/2006	09/20/2013	Libor(12) + 0,50%
Floating Rate Notes	Sumitomo	200		(200)	0	04/26/2007	04/15/2014	Libor(12) + 1,175%
Floating Rate Notes	Citibank	200		(200)	0	05/21/2007	07/15/2015	Libor(12) + 0,80%
Floating Rate Notes	Sumitomo and WestLB	200		(200)	0	04/25/2008	07/15/2015	Libor(12) + 0,75%
Floating Rate Notes	Citibank	225		(50)	175	09/24/2008	09/20/2013	Libor(12) + 1,50%
Medium Term Notes(9)	Citibank and UBB Securities	139			140	02/11/2005	02/11/2010	IGP-M + 8,70%
Medium Term Notes(10)	HSBC	162			167	05/30/2007	05/30/2012	9.21%
Other Notes(14)		1,453			1,786
Total		6,015	0	(1,196)	5,098

(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6), (7) and (8) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million, and € 300 mi llion, respectively.
(9) and (10) Amounts in US$ equivalent on the dates shown to R$ 325 million and R$ 387 million, respectively.
(11) Fomentation Financial Unit.
(12) 180-day Libor.
(13) 90-day Euribor.
(14) Structured Notes

Equity

The balance of consolidated stockholders’ equity of Itaú Unibanco totaled R$ 44,999 million at March 31, 2009. Our Basel Ratio reached 16.5% in the first quarter of the year, a 40 basis point change compared to the prior quarter.

Solvency Ratio

A breakdown of our Basel ratio is shown in the table below. We draw attention to Tangible Common Equity (TCE), internationally defined as Stockholders’ Equity less intangible assets, goodwill and preferred shares. This is a conservative measure, since it expresses the amount of solid equity of a company. It is widely used in times of financial crisis, as many companies, in particular financial institutions, received capital inflows via issuance of large numbers of preferred shares whose characteristics, in many instances, are similar to those of subordinated debt, that is, they are essentially different from capital. It should be stressed that, in the case of Brazil, non-voting shares have primarily a capital function and, for this reason, have not been excluded from Tangible Equity.

	mar-09	dec-08
Stockholders' Equity of Parent Company	44,999	43,664
(-) Intangible	(3,953)	(3,843)
(=) Tangible Equity (A)	41,046	39,821

Risk-weighted Exposure	417,716	413,813
(-) Intangible asset not eliminated from weighting	(3,319)	(3,149)
(=) Adjusted Risk-weighted Exposure (B)	414,397	410,664

Ratios
BIS	16.5%	16.1%
Tier I (Core Capital)	12.7%	12.3%
Tangible Equity (A/B)	9.9%	9.7%

Capital Ratios

21	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet by Curren cy (*)	Itaú Unibanco

The Balance Sheet per Curren cy shows the balances linked to the local and foreign currencies. At March 31, 2009, the net foreign exchange position, including investments abroad, is a liability of US$ 7,058 million. It should be pointed out that the gap management policy adopted by us takes into account the tax effects on this position. As income from the exchange variation of investments abroad is not taxed, we contracted a hedge (liability position in exchange derivatives) in excess of the hedged asset, so that the net result from the exchange exposure, net of tax effects, is virtually nil and consistent with our strategy of low exposure to risk.

	R$ million
	Mar 31,09
Assets	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Cash and Cash Equivalents	13,062	8,603	5,963	2,641	5,787
Short Term Interbank Deposits	126,542	118,315	116,822	1,493	17,847
Securities	136,248	116,689	112,197	4,491	34,782
Loans	240,290	210,345	191,642	18,703	33,347
(Allowance for Loan Losses)	(21,637)	(21,106)	(21,106)	0	(531)
Other Assets	114,044	114,829	90,127	24,703	17,087
Foreign Exchange Portfolio	39,424	42,193	17,848	24,345	13,442
Other	74,620	72,636	72,278	358	3,646
Permanent Assets	10,394	28,415	8,775	19,639	1,605
TOTAL ASSETS	618,943	576,090	504,419	71,670	109,925

Derivatives - Purchased Positions				63,269
Futures				18,316
Options				22,170
Swaps				15,975
Other				6,808
TOTAL ASSETS AFTER ADJUSTMENTS (a)				134,940

	Mar 31,09
Liabilities and Equity	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Deposits	202,458	166,970	166,834	136	38,638
Funds Received under Securities Repurchase Agreements	127,510	124,113	124,113	0	3,560
Funds from Acceptances and Issue of Securities	20,559	27,877	12,203	15,674	7,842
Borrowings and On-Lendings	38,601	34,731	18,558	16,173	14,934
Derivative Financial Instruments	9,031	6,567	6,567	0	2,502
Other Liabilities	126,797	122,779	93,651	29,129	22,784
Foreign Exchange Portfolio	38,706	41,510	15,521	25,990	13,406
Other	88,091	81,269	78,130	3,139	9,378
Technical Provisions of Insurance, Pension Plans and Capitalization	45,697	45,694	45,694	0	3
Deferred Income	242	219	219	0	22
Minority Interest in Subsidiaries	3,050	2,140	2,140	0	0
Stockholders' Equity of Parent Company	44,999	44,999	44,999	0	19,639
Capital Stock	42,984	42,984	42,984	0	19,409
Net Income	2,015	2,015	2,015	0	231
TOTAL LIABILITIES AND EQUITY	618,943	576,090	514,978	61,111	109,925

Derivatives - Sold Positions				90,168
Futures				40,961
Options				23,056
Swaps				21,858
Other				4,294
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				151,280
Foreign Exchange Position Itaú (c = a - b)				(16,340)
Foreign Exchange Position Itaú (c) in US$				(7,058)

(*) Does not consider eliminations of transactions between local and foreign businesses.

22	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Value at Risk (VaR)	Itaú Unibanco

Itaú Unibanco

The table below shows the Consolidated Global VaR, including Unibanco, Itau BBA, Banco Itau Europa, Banco Itaú Argentina, Banco Itaú Chile and Banco Itaú Uruguay’s portfolios and Itaú’s structural  portfolio. The Itaú and Itaú BBA portfolios are combined, segregated by risk factor.

Itau Unibanco consolidated maintains its policy to operate within relatively low limits when compared to its equity. The average and maximum consolidated values at risk, as in other units, were affected by the reduction of the volatilities of the major internal and external risk factors during the quarter. These reductions were observed in the values of Global VaR at March 31, 2009 as well as average, minimum and maximum values in the quarter. It is notable that the risk diversification of the business units is significant, allowing the conglomerate to maintain a total exposure to market risk which is, very low compared to its equity.

R$ million
		Mar 31,09	Dec 31,08
	Fixed Rate	133.2	159.3
	TR	9.2	13.8
	Inflation Index	5.3	4.6
	Dollar Linked Interest Rate	18.3	16.6
	Foreign Exchange Rate	1.9	17.2
Itaú(*) + Itaú BBA	Foreign sovereign and Private Securities	17.2	22.2
	Equities	8.5	15.5
	Foreign Interest Rate	15.9	7.8
	Commodities	0.1	0.0
	Other Foreign Exchange Rate	0.5	1.0
	Others	1.6	8.6
	UNIBANCO	133.8	161.6
	Itaú Europa	6.0	5.9
	Itaú Argentina	7.3	5.1
	Itaú Chile	2.1	1.1
	Itaú Uruguay	1.2	2.8
	Diversification Effect	(83.3)	(97.9)
	Global VaR	278.8	345.3
	Maximum VaR	439.4	910.0
	Average VaR	333.3	498.5
	Minimum VaR	256.4	339.2
(*) Ex operations of Proprietary trading desk.
Adjusted for tax effects.
VaR refers  to the maximum potential  loss in 1 day, with a 99% confidence level.

Find out more on risk management in Note 21 to the Financial Statements or in our Investor Relations website, www.itauunibancori.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

23	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Ownership Structure	Itaú Unibanco

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury s hares, as well as the activity of options granted to conglomerate executives under the Option Plan are set out in Note 16-e to the Consolidated Financial Statements.

The table below shows the change in shares of capital stock and treasury shares during the period:

In thousands
ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance at December 2008	2,081,170	2,074,227	4,155,397
Shares in Treasury - March 2009	(2)	(56,750)	(56,752)
Total Shares (-) Treasury	2,081,168	2,017,477	4,098,645

The organization chart below summarizes our current  ownership structure.

24	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Unification of Itaú  and Unibanco Shares

Itaú and Unibanco unified their respective listed shares on March, 31. The change w as simultaneously carried out on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

Holders of shares in the two banks are now entitled to shares in the new entity, in accordance with the migration criteria approved at stockholders’ meetings of the two banks held in November last year.

Fractional shares arising from the unification were auctioned on the São Paulo Stock Exchange and the net amount determined based on the number of shares held by each stockholder was fully credited to the settlement current account indicated by him/her.

For more detailed information on this matter and all aspects of the association of Itaú and Unibanco, please visit our investor relations website at www.itauunibancoir.com.br.

Monthly Dividends to  Unibanco Stockholders

After the replacement of ticker symbols for Unibanco and Unibanco Holdings shares with that of Itaú Unibanco, the former stockholders of Unibanco and Unibanco Holdings became entitled to receive monthly and complementary dividends, to be paid directly by Itaú Unibanco. Following the approval of the association of Itaú and Unibanco by the Brazilian Central Bank, dividends and interest on own capital declared by Itaú Unibanco, which were provisioned since November 28, 2008, were paid to the former stockholders of Unibanco and Unibanco Holdings on April 8, 2009.

Performance  in the  Stock Market

Market Capitalization(*) x Ibovespa Index

(*) Average price of preferred shares on the last trading day of the period x total shares outstanding.

Average Daily Volume Traded - R$ million(*)

(*) Calculated using daily conversion of dollar (US$) to real (R$).

Subsequent Events

Itaú  Unibanco’s New Investor Relations  Website Receives Award

In April, Itaú Unibanco’s Investor Relations website was awarded the e-Capital Market Prize. The award is coordinated by the Executivos Financeiros magazine in partnership with the Brazilian Institute of Investor Relations (IBRI) and is intended to analyze technological aspects that support activities inherent to capital markets, highlighting best practices and innovative projects.

The new website displays significant changes in layout and contents, with a view to providing market participants with the new facts of the organization.

The website started to be redesigned in January 2009 and was expected to be made available for posting of Itaú Unibanco financial statements on February 25, 2009, however the new site version was completed 4 days before that, on February 21 – in line with Itaú Unibanco’s timely, pioneering and respectful relationship with its strategic audiences.

Ordinary and Extraordinary Stockholders’ Meetings on April 24, 2009

Corporate Governance : details in addition to the convening notice of the Ordinary and Extraordinary Stockholders Meeting held on April 24 were posted on our Investor Relations website, including matters to be discussed, explanations about the topics, management proposal, proxy template, resumés of the Board of Directors and Audit Committee members, comparison By-laws, and comparison of proposed changes to the stock option plan, thus enabling our stockholders to position themselves in advance on the Meeting matters.

Stock Bonus : in order to increase the liquidity of the shares and subsequent adjustment of their market quotation to a more attractive trading level, a stock bonus of 10% was approved, considering that a higher number of outstanding shares at a more affordable price has the potential to generate more trades and increased financial volume, thus creating stockholder value. Itaú Unibanco stockholders will receive, at no cost, 1 new share for each 10 shares of the same class held by them.

Dividends : monthly dividends will be maintained at R$ 0.012 per share, and accordingly the total amounts paid to stockholders on a monthly basis will be increased by 10% after inclusion of stock bonuses into their stockholdings. The effective bonus entitlement date will be disclosed to the market following the approval of this process by the Brazilian Central Bank.

25	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Pro forma Financial Statements by Segment

UNIBANCO
Itaú

Itaú Uniban co

Pro Form a Financial Statements b y Segment

Allocated Capital

The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.

We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.

The Corporate+Treasury column shows the results associated with excess capital and subordinated debt. It also shows the equity in the earnings of companies not pertaining to any one segment, as well as the adjustments for Minority Interests in Subsidiaries and the Market Financial Margin.

Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

Segment Information

In this quarter, the segmentation of Itaú Unibanco pro forma net income is presented using a new model, arising from the restructuring of operating processes currently underway in our organization. In essence, we will now disclose net income and stockholders’ equity balances for four operational segments: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation + Treasury. Additionally, the disclosure of results achieved by our foreign units will be maintained, to provide a geographic perspective of the breakdown of our results. We also point out that, as from this quarter, the activities of Interbanco S.A. (Paraguay) will be incorporated in the statements of foreign units.

27	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co
Pro F orma Financial  Statements by S egment

The pro forma financial statements of Commercial Bank, Itaú BBA and Consumer Credit presented below are based on managerial models, to better reflect the performance of the business units.

On March 31, 2009	R$ million
	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	466,657	180,566	76,289	15,918	608,549
Cash and Cash Equivalents	12,921	270	-	-	13,062
Short-term Interbank Deposits	180,352	64,617	-	-	126,542
Short-term Interbank Deposits in the Market	129,343	17,627	-	-	126,542
Short-term Interbank Deposits in Intercompany*	51,009	46,990	-	-	-
Securities	99,579	26,080	-	16,441	136,248
Interbank and Interbranch Accounts	16,035	162	-	-	16,044
Loans	85,042	75,846	79,429	(0)	240,290
(Allowance for Loan Losses)	(9,488)	(1,542)	(7,037)	(3,569)	(21,637)
Other Assets	82,218	15,134	3,898	3,046	98,000
Foreign Exchange Portfolio	33,023	12,499	-	-	39,424
Others	49,195	2,636	3,898	3,046	58,576
Permanent Assets	8,133	528	441	1,292	10,394
TOTAL ASSETS	474,790	181,094	76,730	17,210	618,943

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Current and Long-Term Liabilities	454,592	169,070	69,483	8,389	570,653
Deposits	206,459	93,025	8	-	202,458
Deposits with Clients	177,951	42,017	8	-	202,458
Deposits with Intercompany*	28,508	51,009	-	-	-
Securities Repurchase Agreements	57,900	34,517	62,604	-	127,510
Securities Repurchase Agreements in the Market	39,419	33,248	62,604	-	127,510
Securities Repurchase Agreements with Intercompany*	18,482	1,269	-	-	-
Funds from Acceptances and Issue of Securities	16,036	5,277	-	-	20,559
Interbank and Interbranch Accounts	4,296	1,830	0	-	5,974
Borrowings and On-Lendings	22,604	15,542	475	-	38,601
Derivative Financial Instruments	8,620	4,946	-	-	9,031
Other Liabilities	95,189	17,309	6,396	8,389	120,823
Foreign Exchange Portfolio	32,845	11,959	-	-	38,706
Others	62,344	5,350	6,396	8,389	82,117
Technical Provisions of Insurance, Capitalization and Pension Plans	45,697	-	-	-	45,697
Deferred Income	197	45	-	-	242
Minority Interest in Subsidiaries	-	-	-	3,050	3,050
Allocated Tier I Capital	20,002	11,979	7,247	5,771	44,999
TOTAL LIABILITIES AND EQUITY	474,790	181,094	76,730	17,210	618,943

*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
1st Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Managerial Financial Margin	5,106	1,277	2,837	1,349	10,570
Financial Margin with Customers	5,106	1,277	2,837	141	9,362
Financial Margin with Market	-	-	-	1,207	1,207

Result from Loan Losses	(2,253)	(408)	(1,304)	539	(3,425)
Provision for Loan and Lease Losses	(2,498)	(411)	(1,465)	539	(3,834)
Recovery of Credits Written Off as Losses	246	3	161	-	410

Net Result from Financial Operations	2,853	869	1,533	1,888	7,145

Other Operating Income/(Expenses)	(1,835)	(266)	(575)	(135)	(2,812)
Banking fees and charge revenues	2,119	256	1,289	(95)	3,563
Operating Result of Insurance, Pension Plans and Capitalization	486	0	16	-	502
Non-interest Expenses	(4,330)	(417)	(1,650)	(3)	(6,394)
Tax Expenses for ISS, PIS and Cofins	(405)	(73)	(259)	(67)	(804)
Equity in Income (Losses) of Unconsolidated Investments	(0)	0	-	30	30
Other Operating Income	295	(32)	29	-	291

Operating Income	1,018	604	958	1,753	4,333

Non-operating Income	0	(2)	(22)	0	(23)

Income Before Tax and Profit Sharing	1,018	602	936	1,753	4,310
Income Tax and Social Contribution	(212)	(155)	(253)	(523)	(1,142)
Profit Sharing	(290)	(70)	(46)	-	(406)
Minority Interests	-	-	-	(200)	(200)

Recurring Net Income	516	377	637	1,030	2,562
(RAROC) - Return on Average Tier I Allocated Capital	11.0%	13.6%	35.2%	57.4%	23.1%
Efficiency Ratio	57.0%	29.2%	42.2%	0.3%	45.3%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

28	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co

Pro Forma Financial Statements by Segme nt

On December 31, 2008	R$ million
	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	477,268	195,830	75,071	15,974	623,357
Cash and Cash Equivalents	17,938	236	-	-	15,853
Short-term Interbank Deposits	164,164	65,988	-	-	124,546
Short-term Interbank Deposits in the Market	112,234	23,467	-	-	124,546
Short-term Interbank Deposits in Intercompany*	51,930	42,521	-	-	-
Securities	124,930	38,455	-	15,413	138,344
Interbank and Interbranch Accounts	14,308	22	-	-	14,268
Loans	88,203	77,172	77,061	-	241,043
(Allowance for Loan Losses)	(7,527)	(979)	(6,005)	(3,118)	(19,972)
Other Assets	75,253	14,934	4,015	3,679	109,276
Foreign Exchange Portfolio	42,509	12,060	-	-	51,829
Others	32,744	2,875	4,015	3,679	57,447
Permanent Assets	6,799	509	405	2,207	10,277
TOTAL ASSETS	484,067	196,338	75,476	18,182	633,634

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Current and Long-Term Liabilities	466,276	186,146	68,204	6,388	586,585
Deposits	215,109	93,217	13	-	206,189
Deposits with Clients	188,156	41,287	13	-	206,189
Deposits with Intercompany*	26,952	51,930	-	-	-
Securities Repurchase Agreements	57,900	34,517	55,500	-	124,358
Securities Repurchase Agreements in the Market	42,332	33,637	55,500	-	124,358
Securities Repurchase Agreements with Intercompany*	15,569	880	-	-	-
Funds from Acceptances and Issue of Securities	25,828	4,681	-	-	19,596
Interbank and Interbranch Accounts	1,163	1,877	-	-	3,008
Borrowings and On-Lendings	14,184	26,820	1,681	-	42,741
Derivative Financial Instruments	13,280	8,210	-	-	14,807
Other Liabilities	97,318	16,823	11,010	6,388	134,311
Foreign Exchange Portfolio	40,818	11,139	-	-	50,761
Others	56,500	5,685	11,010	6,388	83,550
Technical Provisions of Insurance, Capitalization and Pension Plans	41,494	-	-	-	41,574
Deferred Income	107	42	21	52	231
Minority Interest in Subsidiaries	-	-	-	3,165	3,154
Allocated Tier I Capital	17,684	10,151	7,251	8,577	43,664
TOTAL LIABILITIES AND EQUITY	484,067	196,338	75,476	18,182	633,634
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
4th Quarter/08	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Managerial Financial Margin	5,422	1,271	2,492	730	9,915
Financial Margin with Customers	5,422	1,271	2,492	231	9,416
Financial Margin with Market	-	-	-	499	499

Result from Loan Losses	(1,433)	(386)	(1,152)	-	(2,971)
Provision for Loan and Lease Losses	(1,684)	(397)	(1,350)	-	(3,430)
Recovery of Credits Written Off as Losses	251	11	198	-	459

Net Result from Financial Operations	3,989	885	1,340	730	6,944

Other Operating Income/(Expenses)	(2,252)	(221)	(376)	(229)	(3,081)
Banking fees and charge revenues	2,334	284	1,488	-	4,104
Operating Result of Insurance, Pension Plans and Capitalization	539	0	20	-	559
Non-interest Expenses	(4,848)	(392)	(1,798)	(21)	(7,056)
Tax Expenses for ISS, PIS and Cofins	(474)	(72)	(227)	(277)	(1,049)
Equity in Income (Losses) of Unconsolidated Investments	(0)	2	1	27	30
Other Operating Income	197	(43)	141	41	332

Operating Income	1,737	664	965	502	3,863

Non-operating Income	(3)	(2)	(13)	(5)	(23)

Income Before Tax and Profit Sharing	1,734	662	952	496	3,840
Income Tax and Social Contribution	(453)	(141)	(287)	(40)	(920)
Profit Sharing	(164)	(78)	(68)	(0)	(311)
Minority Interests	0	-	-	(273)	(271)

Recurring Net Income	1,118	442	597	183	2,339
(RAROC) - Return on Average Tier I Allocated Capital	25.3%	17.4%	33.0%	8.5%	21.2%
Efficiency Ratio	60.5%	27.2%	45.9%	4.2%	50.9%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

29	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co

Commercial Bank

The Commercial Bank segment offers a wide range of banking services to a diversified base of individuals and companies, comprising: retail customers (individuals and micro-companies), high income customers, private banking, small and mid-sized companies.

Services offered by the Commercial Bank segment include insurance, pension plan and capitalization, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands under marketing strategies adjusted to each customer profile, using the most suitable distribution channels. We try to constantly increase the number of products used by our customers, thus diversifying our revenue sources.

This segment is an important funding source for our operations and generates significant financial income and banking fees.

During the first quarter of 2009, the recurring net income of the Commercial Bank segment added up to R$ 516 million, representing a 53.8% decrease from the prior quarter. The return on allocated capital stood at 11.0% per year and the efficiency ratio was 57.0%.

Assets Under Management (AUM)

In the first quarter of 2009, assets under management totaled R$ 269 million, a 4.3% increase from the prior quarter, mainly due to the differentiated profitability of fixed income funds and lower need for funding from customers. The market share remained unaltered compared to past quarters.

Payroll Credit

The payroll credit portfolio added up to R$ 6,872 million at March 31, 2009. The own portfolio of payroll credit added up to R$ 3,831 million at the first quarter, up 8.2% from the prior quarter.

Real Estate Credit

The real estate credit portfolio totaled R$ 6,609 million in the first quarter of 2009, a 5.8% growth from the last quarter of 2008. From January to March 2009, the volume of real estate financing contracts with individuals and businesses added up to R$ 468 million and R$ 588 million, respectively.

Credit Cards

Itaú Unibanco is leader in the Brazilian credit card segment. Itaucard and Unicard offer a wide product portfolio to 16.8 million customers, including account holders and non-account holders.

In March 2009, the share of active credit card accounts (i.e. accounts that received invoices) reached 71%, of which 74% carried out transactions in the last month with an average activity in the quarter of R$ 1,269.00 per active account.

The volume of customer transactions in the period totaled R$ 15,227 million, representing a 10.9% decline from the prior quarter, due to the seasonal sales pattern seen in the latter part of the year. When compared to the same period of the previous year, this volume grew by 14.5%.

Quantity of Credit Cards

Amount of Transactions

30	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co

In the first quarter of 2009, the financed portion of credit card transactions reached 31.0% of the total credit portfolio, driven by the decrease of 16.4% of the non-financed credit balance and by an increase of 1.2% in the financed credit transaction balance.

Credit Card Portfolio

Itaú BBA

Itaú BBA is our segment responsible for banking transactions with large corporations and investment bank activities.

Itaú BBA offers a wide portfolio of products and services to the largest economic groups in Brazil.

Itaú BBA’s management model is oriented to building close relationships with its customers, by obtaining an in-depth understanding of their needs and offering them customized solutions. The investment bank activities include the offer of alternative resources to the corporate segment, via fixed and variable income instruments.

In the first quarter of 2009, Itaú BBA’s net income totaled R$ 377 million, down 14.8% from the prior period. Return on allocated capital stood at 13.6% per year, while the efficiency ratio reached 29.2% in the quarter.

Consumer Credit

The Consumer Credit segment pursues our strategy of expanding the offer of financial products and services beyond the universe of our current account holders. As such, this segment comprises the financing of vehicles outside the branch network, the offer of credit cards to non-account holders, and the offer of credit to the lower income population.

In the first quarter of 2009, the Consumer Credit segment’s net income totaled R$ 637 million, up 6.7% from the last quarter of 2008. The segment’s return on allocated capital was 35.2% per year, while the efficiency ratio stood at 42.2%.

Vehicle Financing

The business structure of the vehicle financing operation comprises New Vehicles, Used Vehicles, Heavy Vehicles, and Motorcycles. The merger of Itaú’s and Unibanco’s operations proved to be highly complementary, a competitive edge that we seek to enhance by intensifying the combined operation, promoting the sharing of expertise across the teams, and seeking higher operating efficiency. The credit approval process for vehicle transactions is based on scoring models which allow for a swift approval of credit applications from our customers, who can use the internet for safe, efficient processing.

During the first quarter of 2009, the vehicle financing operation was impacted by the reduced demand and increased risk, leading our credit portfolio to increase by only 1.9% from the prior quarter.

Financing Companies

Partnerships

As part of its strategy to expand the offer of credit and financial services, Itaú Unibanco has over 2200 points of sale through joint ventures and operating agreements entered into with large retailers, in addition to 385 business partnerships.At present, such partnerships service more than 18.0 million customers throughout Brazil, which corresponds to a 7.8% growth from December 2008. The partnerships’ credit portfolios reached R$ 7.2 billion in March 2009, or a 3.7% decrease quarter-on-quarter, as a result of the seasonality of sales in the latter part of the year. When compared to the same period of the previous year, an increase of 19.1% was seen.

Own Stores

In April, the Itaú Unibanco conglomerate completed one more stage in the restructuring process of its financing companies, with the merger of FIT and Fininvest. This process is part of the reorganization of our consumer credit operations. The result of such restructuring will be a network comprising 165 units, offering the best financial products and services to our customers, through personal credit, payroll credit, cards, insurance and capitalization, in addition to providing a convenient location for paying bills and handling INSS beneficiaries.

31	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co

Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and management information and are intended to identify the performance of the insurance-related businesses.

On March 31, 2009	R$ million
ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	8,442	39,912	1,584	49,835
Cash and Cash Equivalents	90	5	7	103
Securities	1,691	39,234	1,498	42,380
Other Assets	6,661	673	79	7,352
Permanent Assets	2,663	313	1,006	4,000
TOTAL ASSETS	11,105	40,225	2,590	53,834
R$ million
LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	9,886	38,177	2,436	50,412
Technical Provisions - Insurance	6,410	597	-	7,008
Technical Provisions - Pension Plans and VGBL	-	36,547	-	36,547
Technical Provisions - Capitalization	-	-	2,155	2,137
Other Liabilities	3,475	1,032	281	4,721
Allocated Tier I Capital	1,220	2,048	154	3,422
TOTAL LIABILITIES AND EQUITY	11,105	40,225	2,590	53,834

Statement of Income	R$ million
1st Quarter/09	Insurance	Life and Pension	Capitalization	Consolidated
Earned Premiums (a)	1,502	184	-	1,687
Result of Pension Plans and Capitalization (b)	-	30	93	119
Retained Claims (c)	(861)	(79)	-	(940)
Selling Expenses (d)	(426)	(20)	(7)	(453)
Other Operating Income/(Expenses) of Insurance Operations (e)	1	(10)	(0)	(6)
Underwriting Margin (f=a+c+d+e)	216	75	-	291
Result from Insurance, Pension Plans and Capitalization (g=b+f)	216	105	86	407
Managerial Financial Margin	111	129	29	273
Banking fees and charge revenues	-	112	-	122
Non-interest Expenses	(219)	(82)	(56)	(357)
Tax Expenses for ISS, PIS and Cofins	(33)	(17)	(5)	(56)
Other Operating Income	4	3	8	15
Operating Income	80	250	62	404
Non-operating Income	4	0	2	9
Income Before Income Tax and Social Contribution	84	250	64	414
Income Tax/Social Contribution	(19)	(68)	(20)	(113)
Profit Sharing	(6)	(1)	(0)	(7)
Recurring Net Income	60	180	43	293
Note: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

32	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Uniban co

Insurance, Pension Plans and Capitalization

On December 31, 2009	R$ million
ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	10,036	37,446	2,489	49,900
Cash and Cash Equivalents	204	20	15	240
Securities	3,261	36,784	2,399	42,438
Other Assets	6,571	641	75	7,222
Permanent Assets	346	11	49	398
TOTAL ASSETS	10,382	37,456	2,538	50,298
R$ million
LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	9,161	35,494	2,387	46,963
Technical Provisions - Insurance	6,461	443	-	6,904
Technical Provisions - Pension Plans and VGBL	-	34,076	-	34,076
Technical Provisions - Capitalization	-	-	2,112	2,102
Other Liabilities	2,700	975	275	3,882
Allocated Tier I Capital	1,221	1,963	151	3,335
TOTAL LIABILITIES AND EQUITY	10,382	37,456	2,538	50,298

Statement of Income
4th Quarter/08	Insurance	Life and Pension	Capitalization	Consolidated
Earned Premiums (a)	1,440	151	-	1,592
Result of Pension Plans and Capitalization (b)	-	33	155	187
Retained Claims (c)	(764)	(45)	-	(809)
Selling Expenses (d)	(470)	(22)	(27)	(519)
Other Operating Income/(Expenses) of Insurance Operations (e)	3	(6)	(0)	0
Underwriting Margin (f=a+c+d+e)	210	79	-	289
Result from Insurance, Pension Plans and Capitalization (g=b+f)	210	113	128	450
Managerial Financial Margin	70	100	30	199
Banking fees and charge revenues	7	114	-	120
Non-interest Expenses	(181)	(95)	(45)	(320)
Tax Expenses for ISS, PIS and Cofins	(37)	(6)	(12)	(55)
Other Operating Income	6	(1)	(2)	4
Operating Income	75	224	99	399
Non-operating Income	5	1	2	8
Income Before Income Tax and Social Contribution	81	224	101	406
Income Tax/Social Contribution	(25)	(71)	(34)	(130)
Profit Sharing	(10)	(2)	(0)	(11)
Recurring Net Income	46	152	67	265
Note: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

33	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Insurance

The net income of the insurance subsegment increased 30.4% from the prior quarter, mostly driven by: increase in premiums earned, increase in claims, chiefly in property products, decline in selling expenses and growth in financial margin.

Life and Pension Plan

The recurring net income of the life  and pension subsegment grew by 18.4% compared to the prior quarter, primarily due to an increase in financial margin, driven by the improved performance of investment funds. Contributions to pension plans increased by 9.0% from the prior quarter.

The underwriting margin was down 5.1%, mostly due to increased retained claims.

Capitalization

The net income of the capitalization subsegment shows a reduction of 35.8% over the previous quarter due to sales campaigns that occurred in the 4th quarter of 2008 and did not repeat in the 1st quarter of 2009.

In the quarter, the portfolio totaled 12.2 million active bonds, representing a 4.4% growth.

Composition of earned premiums

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

The share of the “Other” products group, which comprises DPVAT  insurance, increased by 370 basis points. DPVAT insurance  exhibits a seasonal performance,  with higher activity in the 1st quarter of the year.

Number of Policies - Mass products

The number of policies  remained stable during the quarter.

34	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Combined Ratio

The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, declined 380 basis points from the prior quarter, primarily due to the increase in the claim rate.

Combined Ratio and Underwriting Margin

Note: combined ratio is the sum of the following indices: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums

The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.

Insurance Technical Provisions

At March 31, 2009, technical provisions totaled R$ 7.0 billion.

Note: According to Circular 379/2008 of Susep, beginning  in 2009 the technical provisions are shown without  deducting the balance of reinsurance. We have adjusted  Dec/08 for comparison purposes.

Pension Plan Technical Provisions

At March  31, 2009, technical  provisions totaled R$  36.5 billion, a 7.3% growth compared  to the prior quarter.

Capitalization Technical Provisions

Technical  provisions  remained stable compared to the prior quarter, adding up to R$ 2.1 billion at March 31, 2009.

35	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

On March 31, 2009	R$ million
ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Assets	22,922	2,661	11,995	3,413	2,068
Cash and Cash Equivalents	1,649	158	533	1,253	195
Short-term Interbank Deposits	3,851	397	78	372	143
Securities	2,406	270	2,297	317	373
Loans	6,223	1,502	8,945	1,466	999
(Allowance for Loan Losses)	(65)	(36)	(177)	(83)	(34)
Other Credits	8,735	146	178	86	13
Other Assets	123	223	140	2	380
Permanent Assets	794	73	165	28	20
Investments	502	8	1	0	1
Fixed Assets	16	65	116	27	20
Intangible Assets	275	-	49	0	-
TOTAL ASSETS	23,716	2,734	12,161	3,440	2,088

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Liabilities	22,407	2,497	10,544	3,097	1,801
Deposits	9,134	1,936	8,344	2,695	1,699
Deposits Received under Securities Repurchase Agreements	149	265	283	-	-
Funds from Acceptances and Issue of Securities	2,361	-	496	-	-
Borrowings and On-lendings	1,405	28	824	15	6
Derivative Financial Instruments	128	12	274	-	-
Other Liabilities	9,230	257	321	387	96
Deferred Income	11	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	0	-
Stockholders' Equity of Parent Company	1,297	236	1,616	343	287
TOTAL LIABILITIES AND EQUITY	23,716	2,734	12,161	3,440	2,088

1st Quarter/09	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	30	69	124	30	40
Result from Loan Losses	1	(14)	(47)	(2)	(6)
Provision for Loan and Lease Losses	1	(14)	(51)	(4)	(6)
Recovery of Credits Written-Off as Losses	-	0	4	2	-
Net Result from Financial Operations	31	55	78	28	34
Other Operating Income/(Expenses)	(14)	(36)	(51)	(19)	(7)
Banking Service Fees	34	21	23	44	13
Non-interest Expenses	(76)	(67)	(80)	(70)	(21)
Equity in the Earnings of Associated Companies	8	0	(2)	(0)	-
Other Operating Income	20	9	2	7	(0)
Operating Income	18	19	27	9	27
Non-operating Income	0	0	0	0	(0)
Income before Tax and Profit Sharing	18	19	27	9	27
Income Tax and Social Contribution	(5)	(8)	(8)	(3)	(3)
Profit Sharing	(2)	(2)	-	-	-
Minority Interest in Subsidiaries	(0)	-	(0)	0	-
Recurring Net Income	11	9	19	6	24
Return on Equity - Annualized (%p.y.)	3.4%	14.9%	4.7%	6.9%	33.8%
Efficiency Ratio	89.9%	66.9%	51.5%	86.6%	38.4%
Non-interest Expenses by total Assets (%p.y.)	1.3%	9.8%	2.6%	8.1%	3.9%

Europe (Lisbon, London and Luxembourg)

The 5.4% decrease in our total consolidated assets is directly attributable to the 5.0% appreciation of the real against the euro. Net income declined as a result of the lower financial margin, which still reflects the increase in funding costs, and the drop in service revenues in the private international customer segment, partly offset by the decrease in personnel and administrative expenses.

Argentina

Our consolidated assets grew by 8.3%, with the increase in the securities repurchase agreements. Furthermore, our customer base increased by 7.7%.

The rise in net income was driven by lower personnel expenses, partly offset by lower financial margin plus service fees.

Chile

During the quarter, our total consolidated assets remained stable, with a 6.1% increase in the credit portfolio, in particular foreign trade financing, funded by the higher level of deposits, coupled with a 1.1% growth in the customer base and opening of a new branch.

The financial margin declined primarily due to the local hedge structure of our investments, with a contra-entry in Brazil, partly offset by better results from doubtful loans and lower personnel expenses.

36	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Activities Abroad

On December 31, 2008	R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	24,251	2,448	11,757	3,227	2,040
Cash and Cash Equivalents	1,535	160	826	1,110	172
Short-term Interbank Deposits	3,974	185	158	354	112
Securities	2,674	74	2,064	91	405
Loans	6,758	1,559	8,431	1,626	1,103
(Allowance for Loan Losses)	(69)	(23)	(149)	(88)	(32)
Other Credits	9,186	134	253	122	25
Other Assets	193	359	173	11	256
Permanent Assets	823	77	155	26	23
Investments	521	8	1	0	1
Fixed Assets	17	69	113	26	22
Intangible Assets	285	0	41	-	-
TOTAL ASSETS	25,074	2,525	11,911	3,254	2,063

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Liabilities	23,703	2,279	10,320	2,922	1,787
Deposits	9,294	1,955	7,709	2,425	1,697
Deposits Received under Securities Repurchase Agreements	205	28	427	-	-
Funds from Acceptances and Issue of Securities	2,433	-	496	-	-
Borrowings and On-lendings	1,673	69	961	12	22
Derivative Financial Instruments	168	13	330	-	-
Other Liabilities	9,930	214	394	485	68
Deferred Income	13	0	0	-	0
Minority Interest in Subsidiaries	0	-	0	0	-
Stockholders' Equity of Parent Company	1,358	247	1,591	332	276
TOTAL LIABILITIES AND EQUITY	25,074	2,525	11,911	3,254	2,063

4th Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	46	108	162	72	45
Result from Loan Losses	(6)	(1)	(61)	(5)	(5)
Provision for Loan and Lease Losses	(6)	(1)	(66)	(7)	(5)
Recovery of Credits Written-Off as Losses	-	0	5	2	-
Net Result from Financial Operations	39	107	101	67	40
Other Operating Income/(Expenses)	7	(80)	(52)	(6)	(8)
Banking Service Fees	58	29	38	57	15
Non-interest Expenses	(137)	(109)	(97)	(71)	(23)
Equity in the Earnings of Associated Companies	40	1	0	-	-
Other Operating Income	45	(1)	4	8	(0)
Operating Income	46	27	49	61	32
Non-operating Income	-	1	1	0	0
Income before Tax and Profit Sharing	46	28	50	62	32
Income Tax and Social Contribution	13	(20)	(7)	(22)	(3)
Profit Sharing	(6)	(2)	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	(0)	-
Recurring Net Income	54	6	43	40	29
Return on Equity - Annualized (%p.y.)	17.0%	10.0%	12.0%	52.0%	41.4%
Efficiency Ratio	91.6%	80.3%	46.7%	51.6%	38.3%
Non-interest Expenses by total Assets (%p.y.)	2.2%	17.3%	3.2%	8.7%	4.4%

Uruguay

At the end of the first quarter of 2009, our credit portfolio was  9.9% smaller, as stricter criteria were adopted to grant and  renew loan transactions, thus giving rise to increased short-term  investments. However consolidated assets grew by 5.7%, funded  by the 11.1% increase in deposits and 1.1% expansion in the customer base.

The decline in net income is directly associated with the reduced  financial margin, as a result of the local hedge structure of our  investments, which have a contra-entry in Brazil, as well as the  decrease in credit card services revenues following the end of  the Christmas season in the prior quarter.

Paraguay

Our total assets increased by 1.2%, with real growth of 5.8%  considering the 4.6% depreciation of the real against the guarani  in the first quarter of 2009.

The decline in net income is directly attributable to lower gains  on treasury transactions and lower revenues from credit card  commissions, due to the seasonal effect of Christmas purchases  in the prior quarter.

37	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1            In connection with our limited reviews of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of March 31, 2009 and 2008 and for the three-month periods then ended, on which we issued a report without exceptions dated April 29, 2009, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies for the first quarter of 2009.

2            Our work was performed in accordance with specific rules set forth by the Institute of Independent Accountants of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3           On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2009 taken as a whole.

São Paulo, April 29, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.

Complete Financial Statements

March 31, 2009

MANAGEMENT REPORT – 1ST QUARTER OF 2009

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A .. (Itaú Unibanco) (* ) and its subsidiaries for the first quarter of 2009, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

Integration progress

Itaú Unibanco's integration process made significant advances in the first quarter. A landmark was the interconnection of ATMs, carried out in less than three months since the announcement of Itaú and Unibanco merger, creating the largest bank in the Southern Hemisphere. With the equipment interconnection, from January 23 Itaú and Unibanco clients started to enjoy the convenience of using ATMs of both institutions that totaled over 30 thousand units all over the country.

The Corporate, Investment Banking and Treasury segments are already operating on an integrated basis, while the integration of the branch network will start in the second half.

In view of the merger’s final approval by the Central Bank on February 18, the integration was intensified and Itaú Unibanco has strengthened its chief purpose of benefiting clients, the market, the society and the country. The comparison of practices and the undertaking of surveys have enabled it to identify what is best in both banks. After analyzing the strengths of each institution, the business models of the new bank started to be designed.

At the end of the quarter, another significant advance was the unification of Itaú and Unibanco stock tickers in Stock Exchanges, performed as from March 31 at BM&FBovespa, in New York Stock Exchange (NYSE) and Buenos Aires Stock Exchange (BCBA).

To increase its capacity of bringing improvements to clients, investments are being made to retain and develop the organization’s talents, as the employees are the ones who will assure that Itaú Unibanco's objective is met: in addition to being the largest, being the best bank in the market.

ITAÚ UNIBANCO

We present the main results for the first quarter of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results from the new institution, for the effect of comparability, the data related to the first quarter of 2008 takes into account the combination of Itaú and Unibanco figures.

The information of Itaú Unibanco Pro Forma for the first quarter of 2008 presented below does not represent what could have occurred if the merger of shares had taken place previously, nor corresponds to the financial statements of Itaú Unibanco, nor is indicative of future results.

(*) The new company name of Itaú Unibanco Banco Múltiplo S.A. awaiting approval by BACEN.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	40

	1st Q/09	1st Q/08
		PRO FORMA	Change (%)
Income - R$ million (1)
Gross income from financial operations	11,020	8,619	27.8
Expense for allowance for loan losses	(3,834)	(2,460)	55.9
Income from services and result from insurance, pension plan and capitalization	4,065	3,914	3.8
Personnel, administrative and other operating expenses	(6,321)	(5,392)	17.2
Recurring net income	2,562	2,719	(5.8)
Net income	2,015	2,784	(27.6)
Results per share - R$
Recurring net income (2)	0.63	0.66	(5.8)
Net income (2)	0.49	0.68	(27.7)
Book value (2)	10.98	10.12	8.4
Interest on capital/Dividends (net)	0.19	0.21	(9.1)
Price per preferred share (PN) (3)	25.85	31.62	(18.3)
Market capitalization - R$ million (3)	105,950	120,013	(11.7)
Balance sheet - R$ million
Total assets	618,943	484,289	27.8
Total loans (including endorsements and sureties)	272,729	218,038	25.1
Free, raised and managed own assets	809,977	691,539	17.1
Subordinated debt	22,946	19,070	20.3
Stockholders’ equity	44,999	41,475	8.5
Required referential equity (Economic-financial consolidated)	68,976	55,567	24.1
Financial ratios (%)
Annualized recurring return on average equity	23.1%	26.4%
Annualized return on average equity	18.2%	27.1%
Annualized return on average assets	1.3%	2.4%
Efficiency ratio (4)	45.3%	47.7%
Basel Ratio (Economic-financial consolidated)	16.5%	16.6%
Fixed assets ratio (Economic-financial consolidated)	14.8%	13.7%

(1)	Excludes the non-recurring effects of each period.
(2)	In the 1st Q/09, computed based on the weighted average of the number of shares and in the 1st Q/08, computed based on the number of shares in December 2008 (4,097 million).
(3)	Based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on international criteria defined in the Management's Discussion & Analysis Report.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

BUSINESS PERFORMANCE

With the merger, Itaú Unibanco gained scale and competitiveness, increasing its capacity of granting credit, and providing an even wider range of services to customers. One of the most noticeable benefits of this partnership is the greater convenience for customers in view of the larger number of branches, service centers and ATMs at their disposal. The intricate structure of this network will provide even more comfort and practicality to the daily life of customers, performing an important role in accessibility to banking services.

In order to measure the dimension of the new Bank, the main results for the first quarter of 2009 are shown below.

Consolidated assets totaled R$ 618,943 million at March 31, 2009, the highest among the private financial conglomerates of the Southern Hemisphere.

Net income for the first quarter of 2009 totaled R$ 2,015 million, with annualized return of 18.2% on average equity (27.1% for the first quarter of 2008). Recurring net income was R$ 2,562 million, with annualized return of 23.1%. In the first quarter of 2009, Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 3,061 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1,909 million.

Consolidated stockholders’ equity totaled R$ 44,999 million at the end of March 2009. The loan portfolio including endorsements and sureties reached R$ 272,729 million, a 25.1% increase as compared to March 31, 2008. In Brazil, non-mandatory loans to individuals reached R$ 94,474 million. The large company segment reached R$ 101,319 million, and the very small, small and middle-market company segment reached R$ 51,567 million. Free, raised and managed own assets totaled R$ 809,977 million, an 17.1% increase, as compared to March 31, 2008. At the end of March, Basel ratio stood at 16.5%, based on the economic-financial consolidated.

The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Unibanco’s preferred shares fell 18.3% as compared to the quotation of March 31, 2008. The Ibovespa index dropped 32.1% in the same period. The market value of Itaú Unibanco at Stock Exchange was R$ 105,950 million at the end of March.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	41

In the credit card segment, Itaú Unibanco holds a solid position in terms of issuance and billing, thus reflecting the growth of both institutions in this market in the last years. With the consolidation of Itaucard, Hipercard, Redecard and Unicard businesses, the individual credit card portfolio reached in Brazil R$ 23,122 million at the end of March 2009.

At March 31, 2009, the balance of the vehicle portfolio of Itaú Unibanco in Brazil reached R$ 48,765 million. In the real estate market, Itaú Unibanco’s loan portfolio totaled R$ 6,609 million.

Insurance, pension plan and capitalization operations reached R$ 1,587 million in premiums earned. Technical provisions of Insurance, Pension Plan and Capitalization reached R$ 45,697 million at the end of March 2009.

In the investment banking area, Itaú BBA took part in debenture, promissory note operations and securitization operations amounting to R$ 430 million. In capital markets, the bank was the joint bookrunner of public offerings that totaled R$ 2.2 billion. Itaú BBA continued in the leading position in the ANBID ranking regarding the distribution of fixed and variable income in the 12-month period ended in March 2009.

PEOPLE

Itaú Unibanco has put together an excellent team of professionals, and gives priority to the retention, development and motivation of its talents, key conditions to sustain its future growth. People management practices and polices are based on the respect for the human being, promotion of diversity, development of competencies and alignment of employees with the culture of the new Bank.

Itaú Unibanco employed approximately 106 thousand people at the end of March 2009. The employee’s fixed compensation plus charges and benefits totaled R$ 2,033 million for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 358 million. In addition, approximately R$ 28 million were invested in education, training and development programs.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

Itaú Unibanco, by congregating the values and attitudes of the institutions that originated it, strengthens its commitments to promote the sustainable development through its services, processes, products and relationships.

Itaú Unibanco approved its Sustainability Policy, as well as its new sustainability governance.

In the quarter, we highlight the following: the award of “Prêmio Itaú de Finanças Sustentáveis” (Itaú’s Sustainable Finance Award), launched in 2008; “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability); the launch in March of “Banco de Ideias Sustentáveis (BIS)” (Bank of Sustainable Ideas), which objective is to stimulate the internal audience to suggest sustainability actions; and “Programa Itaú Ecomudança” (Itaú’s ecochange program), which announced the institutions to which the funds from “Fundos Itaú Ecomudança” (Itaú's ecochange funds) will be granted. The Program supports institutions that develop initiatives and technologies for reducing emission of gases that contribute to global warming.

Social and cultural investments

In the first quarter of 2009, social and cultural investments of Itaú Unibanco totaled approximately R$ 28 million.

With the “Programa Excelência em Gestão Educacional” (excellence in education management program), Fundação Itaú Social innovated in the pedagogical management area by formulating proposals to qualify teachers with classroom coaching techniques, and by hiring a Parent Coordinator in every school, attracting the families to the school universe. Also noteworthy in the quarter is the continuity of the “Jovens Urbanos” (urban youth) program in the quarter.

In February, Instituto Unibanco and the Government of the State of Minas Gerais renewed the agreement which will invest R$ 17 million by 2010, benefiting 40 thousand students, 280 tutors and about one thousand teachers of State schools through the following three projects: “Jovem de Futuro” (youth with a future); “Entre Jovens” (among youth), which offers supplementary educational assistance to students of the 1st year of public high schools; and Plug In Minas – “Núcleo Amigos do Professor” (teacher’s fellows center).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	42

The headquarters of Itaú Cultural, São Paulo, was visited by over 40 thousand people. The institution website (www.itaucultural.org.br) was accessed by 896 thousand users. Virtual encyclopedias (Art and Technology, Visual Arts, Literature and Theater hosted in the site) were accessed by 1.2 million users. The first yearly exhibition “Rumos Artes Visuais – Trilhas do Desejo” (visual arts directions – trails of wish) was visited by about 29 thousand people. 72 events were also performed all over Brazil, in addition to the video exhibition "Visionários – Audiovisual na América Latina” (visionaries - audio-visual arts in Latin America) in the cities of Quito (Ecuador) and Neuquén (Argentina).

The calls for participation in the Itaú Cultural’s Rumos (directions) Program were released for the Cybernetic Art, Movies, Video, Dance and Cultural Journalism categories. In addition, institutional partnerships were entered into with Fundação Para o Desenvolvimento da Educação (Foundation for Development of Education) and with the Girona University/Unesco to establish a Chair of Cultural Policies. The institution's headquarters had its exhibition room and access areas remodeled to expand its facilities for accessibility of people with special needs.

INDEPENDENT AUDITORS – CVM INSTRUCTION No. 381

.. Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to March 2009, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 17, 2009 – Agreement for using an electronic library of international accounting standards (Comperio) Itaú Unibanco – Brazil; and

•	February 26, 2009 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law – Banco Itaú S.A. - Brazil

.. Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	43

CIRCULAR LETTER No. 3,068/01 OF BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified as “held-to-maturity securities” in the balance sheet, in the amount of R$ 4,313 million, corresponding to only 3.2% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors' Meeting of April 29, 2009).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	44

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER
PEDRO MOREIRA SALLES
Members
ALCIDES LOPES TÁPIAS	Executive Directors
ALFREDO EGYDIO SETUBAL	ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER	CLÁUDIA POLITANSKI
FERNANDO ROBERTO MOREIRA SALLES	DANIEL LUIZ GLEIZER
FRANCISCO EDUARDO DE ALMEIDA PINTO	GERALDO TRAVAGLIA FILHO
GUILLERMO ALEJANDRO CORTINA	RODOLFO HENRIQUE FISCHER
GUSTAVO JORGE LABOISSIERE LOYOLA	SÉRGIO RIBEIRO DA COSTA WERLANG
HENRI PENCHAS	SILVIO APARECIDO DE CARVALHO
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Managing Directors
RICARDO VILLELA MARINO	JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
MARCO ANTONIO ANTUNES
AUDIT COMMITTEE	WAGNER ROBERTO PUGLIESE
President
GUSTAVO JORGE LABOISSIERE LOYOLA	(*) Investors Relations Officer

Members
ALCIDES LOPES TÁPIAS
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members	Accountant
ALBERTO SOZIN FURUGUEM	JOSÉ MANUEL DA COSTA GOMES
MARCOS DE ANDRADE REIS VILLELA	CRC - 1SP219892/O-0

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	45

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager	Managing Directors
ROBERTO EGYDIO SETUBAL	ADRIANO BRITO DA COSTA LIMA
ANDRÉ DE MOURA MADARÁS
Senior Vice-Presidents	ANDRÉA MATTEUCCI PINOTTI CORDEIRO
ALFREDO EGYDIO SETUBAL	ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO CARLOS BARBOSA DE OLIVEIRA	ANTONIO SIVALDI ROBERTI FILHO
ANTONIO JACINTO MATIAS	ARNALDO PEREIRA PINTO
GERALDO JOSÉ CARBONE	AURÉLIO JOSÉ DA SILVA PORTELLA
CARLOS EDUARDO DE SOUZA LARA
Executive Vice-Presidents	CARLOS EDUARDO MONICO
JOSÉ CASTRO ARAÚJO RUDGE	CARLOS HENRIQUE DONEGÁ AIDAR
MÁRCIO DE ANDRADE SCHETTINI	CELSON LUIZ HUPFER
MARCO AMBROGIO CRESPI BONOMI	CESAR PADOVAN
RODOLFO HENRIQUE FISCHER	CÍCERO MARCUS DE ARAÚJO
RUY VILLELA MORAES ABREU	COSMO FALCO
SÉRGIO RIBEIRO DA COSTA WERLANG	CRISTIANE MAGALHÃES TEIXEIRA PORTELLA
EDSON GERMANO WINTER
Executive Directors	EDUARDO ALMEIDA PRADO
ALEXANDRE DE BARROS	EDUARDO PEIXOTO FERREIRA LEITE
CELSO SCARAMUZZA	ERIVELTO CALDERAN CORRÊA
DANIEL LUIZ GLEIZER	ERNESTO ANTUNES DE CARVALHO
DEMOSTHENES MADUREIRA DE PINHO NETO	FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ	FLÁVIO AUGUSTO AGUIAR DE SOUZA (*)
GERALDO TRAVAGLIA FILHO	HELI DE ANDRADE
JOÃO JACÓ HAZARABEDIAN	JEAN MARTIN SIGRIST JÚNIOR
LYWAL SALLES FILHO	JOÃO ANTONIO DANTAS BEZERRA LEITE
MARCIO ANTONIO TEIXEIRA LINARES	JOAQUIM MARCONDES DE ANDRADE WESTIN
MARCOS DE BARROS LISBOA	LINDA AGARINAKAMURA
OSVALDO DO NASCIMENTO	LUÍS ANTÔNIO RODRIGUES
RICARDO VILLELA MARINO	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
SILVIO APARECIDO DE CARVALHO	LUIZ ANTONIO FERNANDES CALDAS MORONE
LUIZ ANTONIO NOGUEIRA DE FRANÇA
Senior Managing Directors	LUIZ ANTONIO RIBEIRO
ALEXANDRE ZÁKIA ALBERT	LUIZ FERNANDO DE ASSUMPÇÃO FARIA
ALMIR VIGNOTO	LUIZ FERNANDO OLIVEIRA BARRICHELO
ANTONIO CARLOS MORELLI	LUIZ MARCELO ALVES DE MORAES
FERNANDO JOSÉ COSTA TELES	MARCELO BOOCK
JACKSON RICARDO GOMES	MARCELO HABICE DA MOTTA
JOSÉ GERALDO BORGES FERREIRA	MARCELO SANTOS RIBEIRO
JÚLIO ABEL DE LIMA TABUAÇO	MARCELO VILLAÇA MACEDO CARVALHO
LUÍS OTÁVIO MATIAS	MARCOS AURÉLIO REITANO
MANOEL ANTONIO GRANADO	MARCOS ROBERTO CARNIELLI
MARCO ANTONIO ANTUNES	MIGUEL BURGOS NETO
MARCO ANTONIO SUDANO	MOACYR ROBERTO FARTO CASTANHO
MÁXIMO HERNÁNDEZ GONZÁLEZ	OLIVIO MORI JÚNIOR
NATALÍSIO DE ALMEIDA JÚNIOR	OSMAR MARCHINI
PAULO ROBERTO SOARES	OSVALDO JOSÉ DAL FABBRO
ROBERTO MASSARU NISHIKAWA	PATRICK PIERRE DELFOSSE
SANDRA NUNES DA CUNHA BOTEGUIM	PAULO EIKIEVICIUS CORCHAKI
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO LIMA SOARES
RICARDO ORLANDO
RICARDO RIBEIRO MANDACARU GUERRA
RICARDO TERENZI NEUENSCHWANDER
ROBERT MACKELLAR RITCHIE
ROONEY SILVA

(*) Elected at the ESM of 01/30/2009 - awaiting BACEN's approval

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	46

UNIBANCO - UNIÃO D E BANCOS BRASILEIROS S. A.

EXECUTIVE BOARD
Chief Executive Officer	Deputy Directors
ROBERTO EGYDIO SETUBAL	ANDRÉ FERRARI
ANDRÉA CARPES BLANCO
Vice-Presidents	CARLOS EDUARDO DE ALMEIDA SANTOS
ALFREDO EGYDIO SETUBAL	CARLOS FERNANDO ROSSI CONSTANTINI
ANTONIO CARLOS BARBOSA DE OLIVEIRA	CARLOS HENRIQUE CINTRA PACHECO
ANTONIO JACINTO MATIAS	CECILIA MARIA ARELLANO MISZPUTEN
CANDIDO BOTELHO BRACHER	EDUARDO CARDOSO ARMONIA
DEMOSTHENES MADUREIRA DE PINHO NETO	EDUARDO CORSETTI
GERALDO TRAVAGLIA FILHO	ELISABETE SZABO
JOSÉ CASTRO ARAÚJO RUDGE	FERNANDO BARÇANTE TOSTES MALTA
MÁRCIO DE ANDRADE SCHETTINI	FERNANDO DELLA TORRE CHAGAS
PEDRO MOREIRA SALLES	GUILHERME DE ALENCAR AMADO
GUSTAVO DUARTE RIBEIRO MOTA
Executive Directors	IBRAHIM JOSÉ JAMHOUR
CELSO SCARAMUZZA	IURI GARCIA ZACHARIAS
CLÁUDIA POLITANSKI	JÂNIO FRANCISCO FERRUGEM GOMES
DANIEL LUIZ GLEIZER	JORGE LUIZ VIEGAS RAMALHO
GERALDO JOSÉ CARBONE	LAVINIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	LEILA CRISTIANE BARBOZA BRAGA DE MELO
JOSÉ ROBERTO HAYM	LEVI ÁVILA DA FONSECA FILHO
IVO LUIZ DE SÁ FREIRE VIEITAS JÚNIOR	LUIZ OTAVIO PINHO DO AMARAL
MARCO AMBROGIO CRESPI BONOMI	MARCELLO PIRES DOS SANTOS FERREIRA
MARCOS DE BARROS LISBOA	MARCELO FIGUEIREDO SALOMON
NICOLAU FERREIRA CHACUR	MARCELO TONHAZOLO
RICARDO VILLELA MARINO	MARCOS ANTÔNIO VAZ DE MAGALHÃES
ROBERTO LAMY	MARCOS EDUARDO BUCKTON DE ALMEIDA
RODOLFO HENRIQUE FISCHER	MARCOS SILVA MASSUKADO
ROGÉRIO CARVALHO BRAGA	MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO
ROGÉRIO PAULO CALDERÓN PERES	MARIO ANTONIO BERTONCINI
RUY VILLELA MORAES ABREU	MAURÍCIO FERREIRA DE SOUZA
SÉRGIO RIBEIRO DA COSTA WERLANG	NABIL DANIEL SAAB
SILVIO APARECIDO DE CARVALHO	PAULO ROBERTO SCHIAVON DE ANDRADE
PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
Directors	RODNEI BERNARDINO DE SOUZA
ANDRÉ SAPOZNIK	SÉRGIO RHEIN SCHIRATO
ANTÔNIO CARLOS AZEVEDO	SERGIO SOUZA FERNANDES JUNIOR
ANTONIO CARLOS AZZI JÚNIOR	SILVIO JOSÉ FONSECA DE CARVALHO
CARLOS ALBERTO BEZERRA DE MOURA	TANIA SZTAMFATER CHOCOLAT
CARLOS EDUARDO DE CASTRO
CARLOS ELDER MACIEL DE AQUINO
CARLOS HENRIQUE ZANVETTOR
CLAUDIO CORACINI
CLÁUDIO JOSÉ COUTINHO ARROMATTE
FABIO MASSASHI OKUMURA
FRANCISCO DE ASSIS CREMA
HUMBERTO PADULA FILHO
JOSÉ RAMON DO AMARAL GOMEZ
LUIS TADEU MANTOVANI SASSI
LUIZ EDUARDO LOUREIRO VELOSO
MARCELO ARIEL ROSENHEK
MARCELO DA SILVA MITRI
MARCELO LUIS ORTICELLI
MARCOS BRAGA DAINESI
MARCOS AUGUSTO CAETANO DA SILVA FILHO
MAURICIO ROORDA
PAULO MEIRELLES DE OLIVEIRA SANTOS
PAULO PIRES VAZ
PLÍNIO CARDOSO DA COSTA PATRÃO
RICARDO COUTINHO
ROGÉRIO VASCONCELOS COSTA
ROMILDO GONÇALVES VALENTE
SÉRGIO RICARDO JURUENA DA COSTA BRAGA

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	47

BANCO ITAÚ BBA S.A .

BOARD OF DIRECTORS	Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
Chairman	ALEXANDRE ENRICO SILVA FIGLIOLINO
ROBERTO EGYDIO SETUBAL	ANDRÉ LUIZ HELMEISTER
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Vice-Chairmen	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
FERNÃO CARLOS BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
HENRI PENCHAS	FÁBIO DE SOUZA QUEIROZ FERRAZ
FERNANDO FONTES IUNES
Members	GILBERTO FRUSSA
ALFREDO EGYDIO SETUBAL	GUSTAVO HENRIQUE PENHA TAVARES
ANTONIO BELTRAN MARTINEZ	JOÃO CARLOS DE GÊNOVA
CANDIDO BOTELHO BRACHER	JOÃO MARCOS PEQUENO DE BIASE
EDUARDO MAZZILLI DE VASSIMON	JOSÉ AUGUSTO DURAND
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO (*)	JOSÉ IRINEU NUNES BRAGA
PEDRO MOREIRA SALLES (*)	LILIAN SALA PULZATTO KIEFER
SÉRGIO RIBEIRO DA COSTA WERLANG	LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
(*) Elected at the ESM of 02/25/2009 - awaiting BACEN's approval	MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
EXECUTIVE BOARD	MARIO LUIZ AMABILE
MILTON MALUHY FILHO
Chief Executive Officer	PASCHOAL PIPOLO BAPTISTA
CANDIDO BOTELHO BRACHER	PAULO DE PAULA ABREU
PAULO ROMAGNOLI
Managing Vice-Presidents	PEDRO REZENDE MARINHO NUNES
ALBERTO FERNANDES	RODRIGO PASTOR FACEIRO LIMA
ANTONIO CARLOS BARBOSA DE OLIVEIRA
DEMOSTHENES MADUREIRA DE PINHO NETO
ELEAZAR DE CARVALHO FILHO
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Executive Directors
ALEXANDRE JADALLAH AOUDE
ANDRÉ EMILIO KOK NETO
ANDRÉ LUIS TEIXEIRA RODRIGUES
CAIO IBRAHIM DAVID
DANIEL LUIZ GLEIZER
GERALDO TRAVAGLIA FILHO
PAOLO SERGIO PELLEGRINI

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Directors	Superintendent Director
ADRIENNE PATRICE GUEDES DAIBERT	JOSÉ CASTRO ARAÚJO RUDGE (*)
ARNALDO PEREIRA PINTO
CELSO LUIZ ROCHA	Executive Managing Vice-President
DILSON TADEU DA COSTA RIBEIRO	OLAVO EGYDIO SETUBAL JÚNIOR
ERIVELTO CALDERAN CORRÊA
EVANIR COUTINHO USSIER	Executive Directors
FERNANDO JOSÉ COSTA TELES	CLÁUDIO CESAR SANCHES
FLÁVIO KITAHARA SOUSA	JOSÉ CARLOS MORAES ABREU FILHO
JACKSON RICARDO GOMES
JASON PETER CRAUFORD	Managing Directors
LUÍS FERNANDO STAUB	COSMO FALCO
LUÍS OTÁVIO MATIAS	JORGE HENRIQUE AZZE REIS
LUIZ HENRIQUE DIDIER JÚNIOR	MANES ERLICHMAN NETO
MANOEL DE OLIVEIRA FRANCO	MARCO ANTONIO ANTUNES
MARCO ANTONIO ANTUNES	NORBERTO GIL FERREIRA CAMARGO
MARCOS VANDERLEI BELINI FERREIRA
MAURÍCIO FERREIRA AGUDO ROMÃO	(*) Elected at the ESM of 02/28/2009 - awaiting SUSEP's approval
RODOLFO HENRIQUE FISCHER

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	48

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	03/31/2009	03/31/2008
CURRENT ASSETS	468,813,888	252,455,629
CASH AND CASH EQUIVALENTS	13,061,613	5,194,078
INTERBANK INVESTMENTS (Notes 4b and 6)	122,373,079	54,573,417
Money market	102,590,411	41,780,983
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	256,482	579,960
Interbank deposits	19,526,186	12,212,474
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	106,330,140	62,213,288
Own portfolio	37,768,259	22,196,864
Subject to repurchase commitments	2,230,977	5,571,985
Pledged in guarantee	12,349,500	6,722,322
Deposited with the Central Bank	8,607,972	1,533,499
Securities subject to unrestricted repurchase agreements	-	8,162
Derivative financial instruments	7,926,135	3,218,946
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas (Note 11b)	32,334,342	19,854,053
Assets guaranteeing technical provisions - other securities (Note 11b)	5,112,955	3,107,457
INTERBANK ACCOUNTS	15,308,674	20,161,650
Pending settlement	2,153,522	3,135,858
Central Bank deposits	13,029,069	16,957,856
National Housing System (SFH)	71,825	30,041
Correspondents	47,403	7,421
Interbank onlending	6,855	30,474
INTERBRANCH ACCOUNTS	63,315	8,407
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	145,937,349	76,389,427
Operations with credit granting characteristics (Note 4e)	157,702,267	81,147,054
(Allowance for loan losses) (Note 4f)	(11,764,918)	(4,757,627)
OTHER RECEIVABLES	62,377,905	32,256,056
Foreign exchange portfolio (Note 9)	38,464,106	22,165,265
Income receivable	2,216,586	808,854
Receivables from Insurance and Reinsurance operations (Notes 4m I and 11b)	3,740,258	1,162,033
Negotiation and intermediation of securities	2,270,945	1,018,562
Sundry (Note 13a)	15,686,010	7,101,342
OTHER ASSETS (Note 4g)	3,361,813	1,659,306
Other assets	587,042	346,566
(Valuation allowance)	(229,434)	(54,517)
Reinsurance and retrocession (Note 4m I)	555,618	185,926
Prepaid expenses (Note 13b)	2,448,587	1,181,331
LONG-TERM RECEIVABLES	139,735,149	69,353,014
INTERBANK INVESTMENTS (Notes 4b and 6)	4,168,480	1,807,580
Money market	752,309	543,249
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	1,757,630	589,921
Interbank deposits	1,658,541	674,410
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	29,918,181	10,191,138
Own portfolio	16,887,268	6,134,405
Subject to repurchase commitments	2,316,821	612,029
Pledged in guarantee	2,133,148	1,603,928
Securities under agreements to resell with free movement	611
Deposited with the Central Bank	2,274,967	27,375
Derivative financial instruments	2,143,135	1,256,310
Assets guaranteeing technical provisions - other securities (Note 11b)	4,162,231	557,091
INTERBANK ACCOUNTS - National Housing System (SFH)	672,201	396,041
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	72,715,777	41,123,627
Operations with credit granting characteristics (Note 4e)	82,588,011	44,513,079
(Allowance for loan losses) (Note 4f)	(9,872,234)	(3,389,452)
OTHER RECEIVABLES	30,668,853	14,794,533
Foreign exchange portfolio (Note 9)	960,009	3,654,159
Sundry (Note 13a)	29,708,844	11,140,374
OTHER ASSETS - Prepaid expenses (Notes 4g and 13b)	1,591,657	1,040,095
PERMANENTASSETS	10,394,311	6,269,331
INVESTMENTS (Notes 4h and 15a II)	2,233,013	1,253,266
Investments in affiliates	1,329,865	995,973
Other investments	1,082,497	338,510
(Allowance for losses)	(179,349)	(81,217)
FIXED ASSETS (Notes 4i and 15b)	4,199,526	2,179,500
Real estate in use	4,395,802	2,799,276
Other fixed assets	6,669,552	3,608,192
(Accumulated depreciation)	(6,865,828)	(4,227,968)
OPERATING LEASE ASSETS (Note 4j)	8,608	11,518
Leased assets	18,553	18,553
(Accumulated depreciation)	(9,945)	(7,035)
INTANGIBLE ASSETS (Notes 4k and 15b)	3,953,164	2,825,047
Acquisition of rights to credit payroll	2,432,075	2,095,714
Intangible assets	2,361,590	919,308
(Accumulated amortization)	(840,501)	(189,975)
TOTAL ASSETS	618,943,348	328,077,974

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	49

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	03/31/2009	03/31/2008
CURRENT LIABILITIES	347,057,758	189,272,267
DEPOSITS (Notes 4b and 10b)	118,771,235	68,172,132
Demand deposits	25,191,121	18,573,286
Savings deposits	39,346,521	28,388,265
Interbank deposits	3,398,667	1,462,027
Time deposits	49,840,197	18,475,024
Other deposits	994,729	1,273,530
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	88,316,543	54,581,094
Own portfolio	24,200,058	25,408,585
Third-party portfolio	63,976,848	29,172,509
Free portfolio	139,637	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	12,081,367	1,706,124
Real estate, mortgage, credit and similar notes	7,613,710	288,273
Debentures	188,746	217,380
Foreign borrowings through securities	4,278,911	1,200,471
INTERBANK ACCOUNTS	3,274,656	4,384,071
Pending settlements	2,612,028	3,044,315
Correspondents	662,628	1,339,756
INTERBRANCH ACCOUNTS	2,699,032	1,987,590
Third-party funds in transit	2,677,893	1,983,421
Internal transfers of funds	21,139	4,169
BORROWINGS AND ONLENDING (Notes 4b and 10e)	20,433,821	11,802,625
Borrowings	14,451,823	8,976,617
Onlending	5,981,998	2,826,008
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	6,324,753	2,731,039
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	17,484,408	2,121,296
OTHER LIABILITIES	77,671,943	41,786,296
Collection and payment of taxes and contributions	5,413,404	2,660,985
Foreign exchange portfolio (Note 9)	37,752,175	22,414,826
Social and statutory (Note 16b II)	1,758,837	1,043,293
Tax and social security contributions (Notes 4n, 4o and 14c)	5,548,245	1,929,614
Negotiation and intermediation of securities	3,005,623	1,745,109
Credit card operations (Note 4e)	12,333,295	7,150,738
Securitization of foreign payment orders (Note 10f)	277,735	206,039
Subordinated debt (Note 10g)	1,269,098	636,343
Sundry (Note 13c)	10,313,531	3,999,349
LONG-TERM LIABILITIES	223,594,830	107,246,856
DEPOSITS (Notes 4b and 10b)	83,686,876	10,272,757
Interbank deposits	212,403	113,606
Time deposits	83,474,473	10,159,151
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	39,193,101	31,110,455
Own portfolio	38,923,924	31,006,647
Third-party portfolio	213,412	-
Free portfolio	55,765	103,808
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	8,478,012	5,471,347
Real estate, mortgage, credit and similar notes	1,301,500	984,920
Debentures	3,327,408	2,132,647
Foreign borrowings through securities	3,849,104	2,353,780
BORROWINGS AND ONLENDING (Notes 4b and 10e)	18,166,829	7,159,381
Borrowings	5,631,154	2,909,289
Onlending	12,535,675	4,250,092
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,706,064	1,594,819
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	28,212,583	23,465,620
OTHER LIABILITIES	43,151,365	28,172,477
Foreign exchange portfolio (Note 9)	954,198	3,551,349
Tax and social security contributions (Notes 4n, 4o and 14c)	12,915,764	9,294,435
Securitization of foreign payment orders (Note 10f)	1,066,435	820,111
Subordinated debt (Note 10g)	21,677,098	11,734,782
Sundry (Note 13c)	6,537,870	2,771,800
DEFERRED INCOME (Note 4p)	241,612	74,048
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	3,050,302	2,218,259
STOCKHOLDERS' EQUITY (Note 16)	44,998,846	29,266,544
Capital	29,000,000	14,254,213
Capital reserves	697,952	1,290,147
Revenue reserves	17,051,892	15,806,640
Asset valuation adjustment (Notes 4c, 4d and 7d)	(277,558)	(11,515)
(Treasury shares)	(1,473,440)	(2,072,941)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	618,943,348	328,077,974

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	50

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 03/31/2009	01/01 to 03/31/2008
INCOME FROM FINANCIAL OPERATIONS	20,988,505	10,268,817
Loan, lease and other credit operations	12,349,753	6,290,697
Securities and derivative financial instruments	7,137,652	2,766,743
Financial income from insurance, pension plan and capitalization operations (Note 11c)	1,172,589	578,630
Foreign exchange operations	121,199	394,240
Compulsory deposits	207,312	238,507
EXPENSES ON FINANCIAL OPERATIONS	(10,378,629)	(4,736,912)
Money market	(8,956,759)	(3,793,164)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(1,026,715)	(416,874)
Borrowings and onlending	(395,155)	(526,874)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	10,609,876	5,531,905
RESULT OF LOAN LOSSES (Note 8d I)	(3,424,708)	(1,582,952)
Expense for allowance for loan losses	(3,834,399)	(1,829,668)
Income from recovery of credits written off as loss	409,691	246,716
GROSS INCOME FROM FINANCIAL OPERATIONS	7,185,168	3,948,953
OTHER OPERATING REVENUE (EXPENSES)	(3,458,543)	(1,025,079)
Banking service fees (Note 13d)	2,919,449	2,128,000
Asset management	494,633	482,341
Current account services	90,392	75,752
Credit cards	1,356,937	601,371
Sureties and credits granted	277,503	504,350
Receipt	365,932	243,688
Other	334,052	220,498
Income from bank charges (Note 13e)	643,573	372,745
Result from insurance, pension plan and capitalization operations (Note 11c)	501,587	318,493
Personnel expenses (Note 13f)	(2,396,927)	(1,453,742)
Other administrative expenses (Note 13g)	(2,867,488)	(1,557,866)
Tax expenses (Notes 4o and 14a II)	(899,314)	(512,291)
Equity in earnings of affiliates (Note 15a III)	29,960	43,155
Other operating revenues (Note 13h)	291,391	154,904
Other operating expenses (Note 13i)	(1,680,774)	(518,477)
OPERATING INCOME	3,726,625	2,923,874
NON-OPERATING INCOME (Note 22l)	(23,146)	179,112
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	3,703,479	3,102,986
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(1,082,375)	(757,707)
Due on operations for the period	(1,504,147)	(734,432)
Related to temporary differences	421,772	(23,275)
PROFIT SHARING	(405,855)	(214,837)
Employees - Law No. 10,101 of 12/19/2000	(351,801)	(170,047)
Officers - Statutory - Law No. 6,404 of 12/15/1976	(54,054)	(44,790)
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	(200,412)	(86,959)
NET INCOME	2,014,837	2,043,483
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,097,783,678	2,983,760,468
NET INCOME PER SHARE - R$	0.49	0.68
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)	10.98	9.85

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)	546,987	(64,864)
NET INCOME WITHOUT NONRECURRING EFFECTS	2,561,824	1,978,619
NET INCOME PER SHARE - R$	0.63	0.66

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	51

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to 03/31/2009	01/01 to 03/31/2008
ADJUSTED NET INCOME	6,988,260	4,912,693
Net income	2,014,837	2,043,483
Adjustments to net income:	4,973,423	2,869,210
Granting of options recognized	27,126	-
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(2,050,473)	(95,043)
Allowance for loan losses	3,834,399	1,829,668
Results from operations with subordinated debt	517,300	369,234
Results from securitization of foreign payment orders	12,911	1,562
Change in technical provisions for insurance, pension plan and capitalization	2,445,888	1,692,610
Depreciation and amortization	514,964	288,742
Adjustment to legal liabilities – tax and social security	550,244	(57,491)
Adjustment to provision for contingent liabilities	(309,132)	359,200
Deferred taxes	(421,772)	23,275
Equity in earnings of affiliates	(29,960)	(43,155)
Income from available-for-sale securities	(1,025,924)	(1,327,309)
Income from held-to-maturity securities	59,082	(34,023)
Amortization of goodwill on purchase of minority interests	539,963	-
(Income) loss from sale of investments	(818)	(182,013)
Minority interest	200,412	86,959
Other	109,213	(43,006)
CHANGE IN ASSETS AND LIABILITIES	15,318,340	(3,314,229)
(Increase) decrease in interbank investments	15,336,332	(3,551,775)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	4,688,232	(6,963,298)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	378,678	255,918
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	810,365	1,420,998
(Increase) decrease in loan, lease and other credit operations	(1,478,149)	(11,730,179)
(Increase) decrease in other receivables and other assets	685,501	(1,386,986)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	161,502	(372,009)
(Decrease) increase in deposits	(3,731,287)	(3,147,288)
(Decrease) increase in deposits received under securities repurchase agreements	3,151,182	20,958,431
(Decrease) increase in funds for issuance of securities	963,734	(1,193,637)
(Decrease) increase in borrowings and onlending	(4,137,507)	2,161,839
(Decrease) increase in credit card operations	(2,251,063)	(1,555,064)
(Decrease) increase in securitization of foreign payment orders	(2,497,474)	(84,987)
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	(79,819)	(391,372)
(Decrease) increase in other liabilities	4,283,873	2,458,255
Payment of income tax and social contribution	(965,760)	(193,075)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	22,306,600	1,598,464

Interest on capital / dividends received from affiliated companies	1,617	6,782
Income from sale of available-for-sale securities	8,601,880	1,697,611
Income from redemption of held-to-maturity securities	197	96,864
Disposal of assets not for own use	36,053	10,798
Disposal of investments	1,321	184,482
Payment of income tax and social contribution from sale of investments	(278)	(62,724)
Sale of fixed assets	26,309	28,225
Purchase of available-for-sale securities	(13,610,318)	(4,006,733)
Cash and cash equivalents of assets and liabilities arising from the purchase of Redecard	(485,994)	-
Purchase of investments	(456)	(8,622)
Purchase of fixed assets	(294,709)	(96,076)
Purchase of intangible assets	(91,382)	(188,842)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(5,815,760)	(2,338,235)

Increase (decrease) in subordinated debt	(35,720)	606,362
(Decrease) increase in deferred income	10,507	539
Change in minority interest	(158,207)	69,207
Granting of stock options	24,886	42,990
Purchase of treasury shares	(21)	(1,009,938)
Interest on capital paid	(2,125,435)	(2,166,188)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,283,990)	(2,457,028)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	14,206,850	(3,196,799)

Cash and cash equivalents at the beginning of the period (Notes 4a and 5)	47,778,997	27,295,508
Effect of changes in foreign exchange rates in cash and adjustment to cash equivalents	339,519	146,973
Cash and cash equivalents at the end of the period (Notes 4a and 5)	62,325,366	24,245,682

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	52

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	01/01 to 03/31/2009	01/01 to 03/31/2008
INCOME	22,247,280	12,024,966
Financial operations	20,988,505	10,268,817
Banking services	3,563,022	2,500,745
Result from insurance, pension plan and capitalization operations	501,587	318,493
Allowance for loan losses – Reversal/(Increase)	(3,424,708)	(1,582,952)
Other	618,874	519,863
EXPENSES ON FINANCIAL OPERATIONS	(10,378,629)	(4,736,912)
INPUTS PURCHASED FROM THIRD PARTIES	(2,344,122)	(1,322,206)
Materials, energy and other	(134,758)	(92,350)
Third-party services	(902,060)	(417,529)
Other	(1,307,304)	(812,327)
Data processing and telecommunications	(642,775)	(416,855)
Advertising, promotions and publications	(170,631)	(91,401)
Conservation and maintenance	(129,105)	(72,523)
Transportation	(91,572)	(64,414)
Security	(93,197)	(59,639)
Travel expenses	(25,798)	(17,200)
Legal	(8,441)	(8,537)
Other	(145,785)	(81,758)
GROSS ADDED VALUE	9,524,529	5,965,848
DEPRECIATION, AMORTIZATION AND DEPLETION	(305,109)	(138,530)
NET ADDED VALUE PRODUCED BY THE COMPANY	9,219,420	5,827,318
ADDED VALUE RECEIVED AS A TRANSFER	29,960	43,155
Equity in earnings	29,960	43,155
TOTAL ADDED VALUE TO BE DISTRIBUTED	9,249,380	5,870,473
DISTRIBUTION OF ADDED VALUE	9,249,380	5,870,473
Personnel	2,739,731	1,588,032
Compensation	2,091,973	1,161,889
Benefits	547,333	368,335
FGTS - severance pay fund	100,425	57,808
Taxes, fees and contributions	4,076,143	2,054,869
Federal	3,937,549	1,974,027
State	1,205	875
Municipal	137,389	79,967
Return on managed assets	218,257	97,130
Rent	218,257	97,130
Return on own assets	2,215,249	2,130,442
Dividends and interest on capital paid	878,177	706,022
Retained earnings/(loss) for the period	1,136,660	1,337,461
Minority interest in retained earnings	200,412	86,959

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	53

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

	03/31/2009	03/31/2008
ASSETS
CURRENT ASSETS	8,178,614	940,723
CASH AND CASH EQUIVALENTS	161	74
INTERBANK INVESTMENTS (Notes 4b and 6)	7,403,783	149,023
Money market	203,783	149,023
Interbank deposits (Notes 4b and 6)	7,200,000	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	-	35,057
OTHER RECEIVABLES	773,264	755,472
Income receivable (Note 15a I)	179,871	620,379
Sundry (Note 13a)	593,393	135,093
OTHER ASSETS – Prepaid expenses (Note 4g)	1,406	1,097
LONG-TERM RECEIVABLES	99,440	354,479
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	-	283,918
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	24,072	22,524
OTHER RECEIVABLES - Sundry (Note 13a)	75,368	48,037
PERMANENT ASSETS	54,449,792	33,262,257
INVESTMENTS	54,449,134	33,261,820
Investments in subsidiaries (Notes 4h and 15a I)	54,448,727	33,261,820
Other	407	-
FIXED ASSETS (Notes 4i)	658	437
TOTAL ASSETS	62,727,846	34,557,459
LIABILITIES
CURRENT LIABILITIES	1,310,472	746,152
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	67	52
OTHER LIABILITIES	1,310,405	746,100
Social and statutory (Note 16b II)	1,170,058	696,129
Tax and social security contributions (Note 14c)	80,006	1,339
Sundry	60,341	48,632
LONG-TERM LIABILITIES	1,120,764	1,918,738
DEPOSITS – Interbank deposits (Notes 4b and 10b)	841,866	1,756,744
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	1,092	818
OTHER LIABILITIES	277,806	161,176
Tax and social security contributions (Note 14c)	276,492	159,860
Sundry	1,314	1,316
STOCKHOLDERS’ EQUITY (Note 16)	60,296,610	31,892,569
Capital	29,000,000	14,254,213
Capital reserves	697,952	1,290,147
Revenue reserves	32,349,656	18,432,665
Asset valuation adjustment - (Notes 4c, 4d and 7d)	(277,558)	(11,515)
(Treasury shares)	(1,473,440)	(2,072,941)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	62,727,846	34,557,459

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	54

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2009	03/31/2008
INCOME FROM FINANCIAL OPERATIONS	11,126	19,311
Securities and derivative financial instruments	11,126	19,311
EXPENSES ON FINANCIAL OPERATIONS	(12,298)	(14,041)
Money market	(12,298)	(14,041)
GROSS INCOME FROM FINANCIAL OPERATIONS	(1,172)	5,270
OTHER OPERATING REVENUE (EXPENSES)	1,799,147	1,812,442
Personnel expenses	(74,969)	(7,024)
Other administrative expenses	(9,642)	(6,952)
Tax expenses (Note 14a II)	(476)	(5,813)
Equity in earnings of subsidiaries (Note 15a I)	1,898,722	1,844,450
Other operating revenue (expenses)	(14,488)	(12,219)
OPERATING INCOME	1,797,975	1,817,712
NON-OPERATING INCOME	242	113
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	1,798,217	1,817,825
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	340,631	89,753
Due on operations for the period	(1,128)	(12,773)
Related to temporary differences	341,759	102,526
PROFIT SHARING	(3,140)	(1,350)
Employees – Law No. 10,101 of 12/19/2000	(1,965)	(571)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(1,175)	(779)
NET INCOME	2,135,708	1,906,228
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,097,783,678	2,983,760,468
NET INCOME PER SHARE – R$	0.52	0.64
BOOK VALUE PER SHARE – R$	14.71	10.69

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	55

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment - (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Restatement of equity securities	-	88	-	-	-	-	88
Treasury shares	-	-	(66,401)	-	-	(900,547)	(966,948)
Purchase of treasury shares	-	-	-	-	-	(1,009,938)	(1,009,938)
Granting of stock options - exercised options	-	-	(66,401)	-	-	109,391	42,990
Change in adjustment to market value	-	-	-	(76,982)	-	-	(76,982)
Reversal of interest on capital and dividends paid on 03/03/2008 - Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	1,906,228	-	1,906,228
Appropriations:
Legal reserve	-	-	95,311	-	(95,311)	-	-
Statutory reserves	-	-	1,104,895	-	(1,104,895)	-	-
Dividends and interest on capital	-	-	-	-	(706,022)	-	(706,022)
BALANCES AT 03/31/2008	14,254,213	1,290,147	18,432,665	(11,515)	-	(2,072,941)	31,892,569
CHANGES IN THE PERIOD	-	88	1,137,642	(76,982)	-	(900,547)	160,201
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Treasury shares	-	(8,806)	(18,584)	-	-	52,255	24,865
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options - exercised options	-	(8,806)	(18,584)	-	-	52,276	24,886
Granting of stock options recognized	-	109,052	(81,926)	-	-	-	27,126
Change in adjustment to market value	-	-	-	146,159	-	-	146,159
Net income	-	-	-	-	2,135,708	-	2,135,708
Appropriations:
Legal reserve	-	-	106,785	-	(106,785)	-	-
Statutory reserves	-	-	1,150,746	-	(1,150,746)	-	-
Dividends and interest on capital	-	-	-	-	(878,177)	-	(878,177)
BALANCES AT 03/31/2009	29,000,000	697,952	32,349,656	(277,558)	-	(1,473,440)	60,296,610
CHANGES IN THE PERIOD	-	100,246	1,157,021	146,159	-	52,255	1,455,681

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	56

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2009	03/31/2008
ADJUSTED NET INCOME (LOSS)	(63,156)	(27,847)
Net income	2,135,708	1,906,228
Adjustments to net income:	(2,198,864)	(1,934,075)
Granting of stock options recognized	27,126	-
Deferred taxes	(341,759)	(102,526)
Investments in subsidiaries (Notes 13j and 15a I )	(1,898,722)	(1,844,450)
Amortization of goodwill	14,436	12,853
Other	55	48
CHANGE IN ASSETS AND LIABILITIES	(5,372,019)	2,312,954
(Increase) decrease in interbank investments	(6,890,677)	419,388
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(9,528)	(4,741)
(Increase) decrease in other receivables and assets	698,036	85,472
Increase (decrease) in deposits	495,869	1,756,744
Increase (decrease) in other liabilities	334,349	71,130
Payment of Income Tax and Social Contribution	(68)	(15,039)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(5,435,175)	2,285,107
Interest on capital/dividends received	7,568,122	1,066,665
(Purchase)/Disposal of investments	-	(222,500)
(Purchase)/Disposal of fixed assets/deferred charges	(160)	(14)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	7,567,962	844,151
Granting of stock options	24,886	42,990
Purchase of treasury shares	(21)	(1,009,938)
Interest on capital paid	(2,125,435)	(2,166,188)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,100,570)	(3,133,136)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,217	(3,878)
CASH AND CASH EQUIVALENTS (Notes 4a and 5)
At the beginning of the period	171,727	152,975
At the end of the period	203,944	149,097

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 200 9	57

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2009	03/31/2008
INCOME	339,767	110,103
Financial operations	11,126	19,311
Other	328,641	90,792
EXPENSES ON FINANCIAL OPERATIONS	(12,298)	(14,041)
INPUTS PURCHASED FROM THIRD PARTIES	(9,323)	(6,775)
Materials, energy and other	(76)	(39)
Third-party services	(3,437)	(2,951)
Other	(5,810)	(3,785)
GROSS ADDED VALUE	318,146	89,287
DEPRECIATION, AMORTIZATION AND DEPLETION	(55)	(48)
NET ADDED VALUE PRODUCED BY THE COMPANY	318,091	89,239
ADDED VALUE RECEIVED AS A TRANSFER	1,898,722	1,844,450
Equity in earnings	1,898,722	1,844,450
TOTAL ADDED VALUE TO BE DISTRIBUTED	2,216,813	1,933,689
DISTRIBUTION OF ADDED VALUE	2,216,813	1,933,689
Personnel	69,435	7,607
Compensation	64,773	6,425
Benefits	4,058	733
FGTS - severance pay fund	604	449
Taxes, fees and contributions	11,407	19,725
Federal	11,288	19,674
State	13	2
Municipal	106	49
Return on managed assets	263	129
Rent	263	129
Return on own assets	2,135,708	1,906,228
Interest on capital	878,177	706,022
Retained earnings/(loss) for the year	1,257,531	1,200,206

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	58

ITAÚ UNIBANCO HOLDING S.A.
(The new company name of Itaú Unibanco Banco Múltiplo S.A. awaiting approval by

BACEN)

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO MARCH 31, 2009 AND 2008

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	59

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO and of its subsidiaries (ITAÚ UNIBANCO CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Law No. 11,638, of December 28, 2007 and by Provisional Measure No. 449, of December 3, 2008 (Note 22n), in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP),which include the use of estimates necessary to calculate accounting provisions.

On February 18, 2009, BACEN approved the merger of the financial operations of Banco Itaú S.A. (ITAÚ) and Unibanco – União de Bancos Brasileiros S.A. (UNIBANCO). These operations were integrated according to the respective business segment, through splits and mergers occurred on February 28, 2009; therefore, the Financial Statements for the period from January 1 to March 31, 2009, and the corresponding notes to these financial statements are not presented with data “Without UNIBANCO”, as disclosed at December 31, 2008.

On March 30, 2009, ITAÚ purchased 24,082,760 nominative common shares of Redecard S.A. for R$ 590,028, giving rise to a goodwill amounting to R$ 539,963 which, net of taxes, totaled R$ 491,366, fully amortized in the Consolidated Financial Statements. In view of these transactions, ITAÚ started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of ITAÚ UNIBANCO from the first quarter of 2009.

At the Extraordinary Stockholders’ Meeting of April 24, 2009, awaiting approval by BACEN, stockholders approved the change in the name Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22l).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	60

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in Statement of Income from March 31, 2009, including for comparability effects.

The difference between the Net Income and Stockholders’ Equity between ITAÚ UNIBANCO and ITAÚ UNIBANCO CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from business between the parent company and consolidated companies, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ UNIBANCO, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO CONSOLIDATED, this goodwill was fully amortized in the periods when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	61

The consolidated financial statements comprise ITAÚ UNIBANCO and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	03/31/2009	03/31/2008
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.	(1)	Brazil	100.00	-
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.	(2)	Argentina	99.99	99.96
Banco Itaú BBA S.A.		Brazil	99.99	95.75
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(3)	Luxembourg	99.98	19.52
Banco Itaú Europa, S.A.	(3)	Portugal	99.99	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participaçõ es S.A.	(4)(8)	Brazil	66.15	41.66
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil	(1)	Brazil	100.00	-
FAI - Financeira Americanas Itaú S.A. Cré dito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Fiat Administradora de Consó rcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(5)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.	(1)	Brazil	99.99	-
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itaú Bank, Ltd.	(6)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdê ncia S.A.	(7)	Brazil	99.99	100.00
Itaú XL Seguros Corporativos S.A.	(5)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil	(7)	Brazil	-	99.99
Itaúsa Export S.A.	(3)	Brazil	100.00	22.23
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviç os e Processamento de Informaçõ es Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A. (Note 2a)	(8)	Brazil	50.00	23.21
Unibanco - Uniã o de Bancos Brasileiros S.A.	(1)	Brazil	100.00	-
Unibanco Holdings S.A.	(1)	Brazil	100.00	-
Unibanco Cayman Bank Ltd.	(1)	Cayman Islands	100.00	-
Unibanco Participaçõ es Societá rias S.A.	(1)	Brazil	51.00	-
Unicard Banco Múltiplo S.A.	(1)	Brazil	99.99	-
(1)	Companies included in consolidation from December 31, 2008 as a result of the ITAÚ UNIBANCO merger;
(2)	New company’s name of Banco Itaú Buen Ayre S.A., approved by the Banco Central de La República Argentina on 07/24/2008;
(3)
Increase in interest arising from the purchase of shares of Itausa Export S.A. and Itausa Europa S.A. by Banco Itaú S.A. in 2008. At March 31, 2008 companies that were characterized as affiliated companies were included in consolidation, duly authorized by CVM, for a better presentation of the economic unit, controlled by Itaúsa - Investimentos Itaú S.A.;

(4)	Companies with shared control included proportionally in consolidation;
(5)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO;
(6)	It does not include Redeemable Preferred Shares (Note 10 g);
(7)	In 2009, new company's name of Unibanco Vida e Previdência S.A. In 2008, company merged into Unibanco Vida e Previdência S.A. in the corporate restructuring occurred in February 2009;
(8)	Company merged into Dibens Leasing in the corporate restructuring occurred in February 2009;
(9)	Increase in interest arising from the ITAÚ UNIBANCO merger.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	62

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at March 31, 2009, according to present regulation, are as follows:

	Financial system (1)	Economic-financial (2)
	Consolidated	Consolidated
Referential Equity (3)	67,196,315	68,976,010
Basel Ratio	16.6%	16.5%
Tier I	12.7%	12.7%
Tier II	3.9%	3.8%
Fixed assets ratio (4)	29.8%	14.8%
Excess capital in relation to fixed assets	13,598,559	24,288,673
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution No. 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.5%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It is much higher than the minimum required by the authorities (11.0%);

b)	In view of the realizable values of assets (Note 18), the additional provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 18.7%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3.388, of June 4, 2008 and 3,368, of September 12, 2007, and 3,389, of June 25, 2008, and Circular Letters No. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operating risk, were followed. For the operational risk portion, ITAÚ UNIBANCO opted for the use of the Alternative Standardized Approach.

The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. From January 1, 2009, it stands at 50% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 16.3% for the Financial System Consolidated and 16.2% for the Economic-Financial Consolidated.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	63

The Referential Equity used for calculation of ratios and composition of risk exposures at March 31, 2009, are as follows:

			Economic-
	Financial system		financial
	consolidated		consolidated
Stockholders’ Equity Itaú Unibanco Banco Holding S.A. (Consolidated)	44,998,846		44,998,846
Minority interest in subsidiaries	1,079,958		2,909,418
Unrealized income (loss)	2,327		-
Consolidated stockholders’ equity (BACEN)	46,081,131		47,908,264
Preferred shares with clause on redemption excluded from Tier 1	(910,192)		(910,192)
Additional provision for loan, lease and other operations	7,293,445		7,252,000
Revaluation reserves excluded from Tier I	(8)		(838)
Deferred permanent assets excluded from Tier I	(628,434)		(634,427)
Deferred tax assets excluded from Tier I	(435,602)		(435,602)
Adjustments to market value - securities and derivative financial instruments
excluded from Tier I	198,597		208,034
Tier I	51,598,937		53,387,239
Preferred shares with clause on redemption	910,192		910,192
Subordinated debt	15,077,831		15,077,831
Revaluation reserves	8		838
Adjustment to market value - securities and derivative financial instruments	(198,597)		(208,034)
Tier II	15,789,434		15,780,827
Tier I + Tier II	67,388,371		69,168,066
Exclusions:
Funding instruments issued by financial institutions	(192,056)		(192,056)
Referential equity	67,196,315		68,976,010
Risk exposure
Credit	42,648,601	96.0%	44,154,064	96.1%
Securities	2,616,898	5.9%	2,803,471	6.1%
Loan operations - Retail	8,128,474	18.3%	8,060,458	17.5%
Loan operations - Non-retail	13,444,463	30.3%	13,454,040	29.3%
Joint obligations - Retail	10,353	0.0%	10,353	0.0%
Joint obligations - Non-retail	3,500,291	7.4%	3,501,214	7.6%
Loan commitments - Retail	1,865,426	4.2%	1,846,254	4.0%
Loan commitments - Non-retail	1,206,262	2.7%	1,205,978	2.6%
Other exposures	11,876,434	26.7%	13,272,296	28.9%
Operating	994,424	2.2%	994,424	2.2%
Retail	161,318	0.4%	161,318	0.4%
Commercial	395,778	0.9%	395,778	0.9%
Corporate Finance	34,143	0.1%	34,143	0.1%
Negotiation and sales	107,875	0.2%	107,875	0.2%
Payments and settlements	129,404	0.3%	129,404	0.3%
Financial agent services	43,666	0.1%	43,666	0.1%
Asset management	113,650	0.3%	113,650	0.2%
Retail brokerage	8,590	0.0%	8,590	0.0%
Market	800,240	1.8%	800,240	1.7%
Operations subject to interest rate variation	625,714	1.4%	625,714	1.1%
Prefixed denominated in real	314,128	0.7%	314,128	0.7%
Foreign currency coupons	176,923	0.4%	176,923	0.4%
Interest rate coupon	104,008	0.2%	104,008	0.2%
Foreign currency coupons	30,655	0.1%	30,655	0.1%
Operations subject to commodity price variation	9,976	0.0%	9,976	0.0%
Operations subject to stock price variation	164,550	0.4%	164,550	0.3%
Required Referential Equity	44,443,265	100.0%	45,948,728	100.0%
Excess capital in relation to Required Referential Equity	22,753,050	51.2%	23,027,282	50.1%
Exposure weighted by Risk	404,029,683		417,715,713

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	64

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
	Referential	Weighted		Referential	Weighted
Changes in the Basel Ratio	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2008	66,766,103	413,812,916	16.1%	67,994,861	416,539,726	16.3%
Result for the quarter	1,933,461	-	0.5%	2,210,712	-	0.5%
Interest on capital and dividends	(878,177)	-	-0.2%	(878,177)	-	-0.2%
Allowance for loan losses additional to the minimum
percentage required by CMN Resolution No. 2,682/99	(495,359)	-	-0.1%	(539,000)	-	-0.1%
Granting of stock options – exercised options recognized	27,126	-	0.0%	27,126	-	0.0%
Granting of stock options – exercised options in the period	24,886	-	0.0%	24,886	-	0.0%
Asset valuation adjustment	224,469	-	0.1%	212,828	-	0.1%
Treasury shares	(21)	-	0.0%	(21)	-	0.0%

Subordinated debt and redeemable preferred shares	(344,464)	-	-0.1%	(344,464)	-	-0.1%
Deferred assets excluded from Tier I of referential equity	57,247	57,247	0.0%	60,077	60,077	0.0%
Other changes in referential equity	(118,956)	-	-0.1%	207,182	-	0.1%
Changes in risk exposure	-	(9,840,480)	0.4%	-	1,115,910	-0.1%
Ratio at 03/31/2009	67,196,315	404,029,683	16.6%	68,976,010	417,715,713	16.5%

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	65

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on minimum capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of March 31, 2009, the capital required by the new SUSEP regulation was R$ 1,128,260, for an existing adjusted stockholders’ equity of R$ 3,304,744.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	66

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents  –  For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits that have original maturities of up to 90 days or less and securities purchased under agreements to resell – funded position.

b)
Interbank investments, remunerated restrict ed credits – Central Bank of Brazil, remunerat ed deposits, deposits received under securiti es repurchase agreements, fun ds from acceptance and issuance o f securities, borrowing s and onlending and  other receivables and paya bles – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period.

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity.

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial inst ruments -  These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	67

•
Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and oth er credit operations (Opera tions with credit gran ting characteristics) –  These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

f)
Allowance for loan  losses -  The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss must be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; reinsurance unearned premiums (Note 4m I), and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments -  In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets –  Correspond to rights whose subjects are tangible assets intended for maintenance of the company's operations or which are exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and control. These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases –  Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	68

k)
Intangible asset s – correspond to rights purc hased whose subjects a re intangible assets inte nded for maintenance of the company or which are exercis ed for such purpose, accor ding to the CMN Resolution No. 3,642, of November 26, 2008. It is compo sed of rights acquired to credit payrolls and partnership agree ments, amortized over the agreement terms, and s oftware and customer por tfolios, amortized ov er a term varying from five to ten years.

l)
Reduction to the recoverable amount of assets – a loss is recogni zed when there are clear e vidences that assets are sta ted at a non-recoverable amount. From 2008, this procedu re started to be adopted a nnually in the fourth quart er.

m)
Insurance, pens ion plan and capita lization operations – Insurance premiums, accepted coinsurance and selling e xpenses are accounted for in a ccordance with the insurance effectiveness term, through the recognition and revers al of the provision for unearned premium s and deferred selling expenses. Interest a rising from fractionin g of insurance prem iums is accounted for a s incurred. Revenues fr om social security c ontributions, gross reve nue from capitalization cert ificates and respective technical provisions are recognized upon receip t.

I – Credit from operations and other asse ts and assets relat ed to Insurance and reinsurance operations

•	Insurance premiums receivable – Refer to installments of insur ance premiums receiva ble, current and past d ue, in accordance with insurance policies i ssued.

•
Reinsurance recoverabl e amounts – Refer to claims paid to the insured part y pending recovery f rom Reinsurer, installments of unsettled claims and incurred but not reported c laims - Reinsurance (IBN R), classified in assets in a ccordance with the criteria established by CNSP Resolution No. 162, of Dec ember 26, 2008, as amended by CNSP Resolution No. 195, of December 16, 2008, a nd SUSEP Circular No. 379, of Dec ember 12, 2008.

•
Reinsurance unearned p remiums – Recognized to determ ine the portion of reinsurance unea rned premiums, calculated “pro rata die”, and for risks of policies not issued computed bas ed on estimates, based on the actuarial technic al study and in compliance with the criteria established by CNSP Resolution No. 1 62, of December 26, 2008, CNSP Resolution No. 19 5 of December 16, 2008 a nd SUSEP Circular No. 37 9, of December 12, 2008.

II)
T echnical prov isions for insur ance, pension plan and capitalizat ion – provisions are recogn ized according to the techni cal notes approved by SU SEP and criteria establish ed by CNSP Resolution No. 162 of December 26, 2006 an d the amendments introduc ed by CNSP Resolution No. 181, of December 19, 200 7, and CNSP Resolutio n No. 195, of December 16, 2008.

II.I - Insurance

•
Provision for unea rned premiums – re cognized to determine un earned premiums relatin g to the risk coverag e period, calculated “pro rata die”, and relating to risks not y et issued, calculated b ased on estimates, accor ding to an actuarial t echnical study.

•	Provision for pre mium deficiency – recog nized according to th e Technical Actuarial Note in case of insuffi cient Provision for un earned premiums;

•
Provision for uns ettled claims - Recogni zed based on claims of loss in an amount su fficient to cover future c ommitments, awaiting ju dicial decision, which am ounts are determined by c ourt-appointed experts and legal advisors that ma ke assessments based on the insured amounts and technica l regulations, taking in to consideration the likelih ood of unfavorable outcom e to the insurance compa ny;

•	Provision for cla ims incurred but not re ported (IBNR) – recognized for the estimated amount of claims occurred for ri sks assumed in the port folio but not reported.

II.II	- Pension plan and indivi dual life with living benefits – correspond to l iabilities assumed suc h as retirement plans, di sability, pension and an nuity:

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	69

•
Mathematical provisio ns for benefits to be granted and benefits granted – corr espond to commitments assumed with participants, but for which benefits are not yet due, and to thos e receiving the bene fits;

•	Provision for insu fficient contribution – recognized in case of in sufficient mathematical pr ovisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occ urred but not reported;

•
Provision for fina ncial surplus – rec ognized at the diffe rence between the contr ibutions adjusted dai ly by the Investment Po rtfolio and the funds guara nteeing them, according to the plan’s regulation;

•
Provision for financia l variation – recognized a ccording to the methodology provided for in the Technic al Actuarial Note in order t o guarantee that the financia l assets are sufficient to c over mathematical provisions .

II.III- Capitalization

•	Mathematical provision f or redemptions – represents capit alization certificat es received to be redeemed;

•	Provision for raff le contingencies – recogniz ed according to the methodo logy provided for in the Technical Actuarial Note to cover the Pro vision for raffles in the event of insuffi cient funds.

n)
Contingent assets and li abilities and legal liabili ties – tax and soci al security - assessed, recognized and disc losed according to the p rovisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I - Contingent assets and liabilities

Refer to potential rig hts and obligations ari sing from past events, t he occurrence of which is dependent upon future even ts.

•
Contingent assets - not rec ognized, except upon evide nce ensuring a high reli ability level of realizati on, usually represented by claims awarded a fin al and unappealable judg ment and confirmation of the recoverability of the claim through receipt of am ounts or offset against another lia bility;

•
Contingent liabilities - basically arise fro m administrative proce edings and lawsuits, i nherent in the normal c ourse of business, filed b y third parties, fo rmer employees and go vernmental bodies, in conne ction with civil, labor, tax and social securit y lawsuits and other ri sks. These contingenc ies are calculated based o n conservative practic es, being usually rec orded based on the o pinion of legal adviso rs and considering the probability that finan cial resources shall be required for sett ling the obligation, the am ount of which may be estimated with sufficient certainty. Contingencies are class ified either as probable, for whi ch provisions are rec ognized; possible, whic h are disclosed but not re cognized; or remote, f or which recognition o r disclosure are not required. Any contingent amounts are measured throu gh the use of models an d criteria which allow their adequate measure ment, in spite of the uncertaint y of their term and amounts.

Escrow deposits are r estated in accordance with the current legisla tion.

Contingencies guarantee d by indemnity clauses in privatization pro cesses and with liq uidity are only recogn ized upon judicial noti fication with simultaneous rec ognition of receivables, witho ut any effect on results.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	70

II - Legal liabilities – ta x and social security

Represented by amounts payable related to tax l iabilities, the legali ty or constitutionality of which are subject to administrative or judic ial defense, recogni zed at the full amount under discussion.

Liabilities and relat ed escrow deposits are ad justed in accordance with the current legislation.

o)	Taxes - These provision s are calculated according to current legislation at the rates shown below, for effects of the related calculation bas es.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial s ubsidiaries and equi valent companies, the rate was changed f rom 9% to 15%, as prov ided f or in articles 17 and 41 of Law No. 11,727 of J une 24, 2008. For non financial and soci al security subsi diaries, the rate remained at 9%;

(2)	For non-financi al subsidiaries that fall into the non-cumulat ive calculati on system, the PI S rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Law No. 11,638 and Provisional Measure No. 449 (articles 36 and 37), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transitory Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – This refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	71

NOTE 5 – CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO CONSOLIDATED is composed of the following:

	03/31/2009	03/31/2008
Cash and cash equivalents	13,061,613	5,194,078
Interbank deposits	6,989,423	6,069,485
Securities purchased under agreements to resell – Funded position	42,274,330	12,982,119
TOTAL	62,325,366	24,245,682

In ITAÚ UNIBANCO it is composed of the following:

	03/31/2009	03/31/2008
Cash and cash equivalents	161	74
Securities purchased under agreements to resell – Funded position	203,783	149,023
TOTAL	203,944	149,097

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	72

NOTE 6 - INTERBA NK INVESTMENTS

	03/31/2009						03/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	88,064,880	12,855,396	1,670,135	752,309	103,342,720	81.7	42,324,232	75.1
Funded position (*)	28,846,017	11,009,883	1,666,180	752,250	42,274,330	33.4	12,982,119	23.0
Financed position	59,218,763	1,695,445	3,955	59	60,918,222	48.2	29,243,207	51.9
With free movement	100	1,495,419	-	-	1,495,519	1.2	243,685	0.4
Without free movement	59,218,663	200,026	3,955	59	59,422,703	47.0	28,999,522	51.5
Short position	100	150,068	-	-	150,168	0.1	98,906	0.2
Money market - Assets Guaranteeing Technical Provisions - SUSEP	-	77,916	178,566	1,757,630	2,014,112	1.6	1,169,881	2.1
Interbank deposits	8,489,433	6,644,293	4,392,460	1,658,541	21,184,727	16.7	12,886,884	22.8
TOTAL	96,554,313	19,577,605	6,241,161	4,168,480	126,541,559		56,380,997
% per maturity term	76.3	15.5	4.9	3.3
TOTAL-03/31/2008	36,958,181	15,955,792	1,659,444	1,807,580	56,380,997
% per maturity term	65.6	28.3	2.9	3.2
(*)
Includes R$ 9,646,946 (R$ 7,853,172 at 03/31/2008) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&F Bovespa S.A. – Securities,Commodities and Futures Exchange (BM&F Bovespa) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 03/31/2009, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 203,783 (R$ 149,023 at 03/31/2008) and Interbank deposits from 181 to 365 days amounting to R$ 7,200,000 (R$ 283,918 at 03/31/2008).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	73

NOTE 7 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2009											03/31/2C
		Provision for adjustment to market value with impact
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	51,356,751	415,983	185,634	51,958,368	38.3	1,591,908	1,982,353	3,115,388	13,179,229	8,557,926	23,531,564	21,036,934
Financial Treasury Bills	16,523,618	(2,717)	(741)	16,520,160	12.1	3,886	1,187,810	619,686	1,060,207	3,680,963	9,967,608	3,085,517
National Treasury Bills	17,272,849	190,642	34,185	17,497,676	13.0	1,503,127	-	2,419,230	11,229,506	2,336,671	9,142	13,229,427
National Treasury Notes	13,176,561	222,221	182,918	13,581,700	10.0	8,325	716,733	38,067	677,347	2,304,498	9,836,730	3,578,414
National Treasury Notes - M	7,721	-	-	7,721	-	7,721	-	-	-	-	-	24,546
National Treasury/Securitization	243,621	(1,069)	(25,467)	217,085	0.2	929	4,617	4,624	19,492	31,791	155,632	193,416
Brazilian External Debt Bonds	4,083,282	6,906	(5,361)	4,084,827	3.0	21,139	72,705	33,564	192,677	203,827	3,560,915	553,980
Investment in Non-exclusive Funds	46,781	-	-	46,781	-	46,781	-	-	-	-	-	192,047
Other	2,318	-	100	2,418	-	-	488	217	-	176	1,537	179,596
GOVERNMENT SECURITIES - ABROAD	13,721,470	61,401	105,093	13,887,964	10.2	2,716,112	2,088,342	1,673,917	3,709,374	3,026,159	674,060	12,128,247
Portugal	285,660	-	3,503	289,163	0.2	-	-	255,285	-	33,878	-	257,435
Austria	1,246,072	-	2,000	1,248,072	0.9	253,568	377,550	-	616,954	-	-	2,869,411
Argentina	265,392	(39)	-	265,353	0	-	-	241,777	-	122	23,454	85,533
Central Bank	242,317	(39)	-	242,278	0.2	-	-	241,777	-	122	379	82,035
National Treasury	23,075	-	-	23,075	-	-	-	-	-	-	23,075	3,198
Denmark	2,137,248	-	83,974	2,221,222	1.6	-	380,147	116,789	901,357	822,929	-	371,771
Spain	3,724,033	362	(10,665)	3,713,730	2.7	1,529,348	391,805	-	802,300	990,277	-	3,560,077
Korea	1,985,856	(377)	15,272	2,000,751	1.5	113,892	197,668	251,213	732,954	705,024	-	3,164,661
Chile	1,768,913	-	14,167	1,783,080	1.3	373,273	587,416	507,500	266,384	40,300	8,207	623,972
Paraguay	372,625	(1)	-	372,624	0.3	81,233	96,857	102,639	67,769	19,526	4,600	-
Uruguay	338,957	(1,583)	(4,844)	332,530	0.2	9,690	47,812	191,909	41,390	8,424	33,305	122,305
United States	1,132,691	68,172	818	1,201,681	0.9	7,247	9,085	6,774	280,260	405,330	492,985	668,872
Norway	346,937	-	868	347,805	0.3	347,805	-	-	-	-	-	356,931
Mexico	115,975	(5,155)	-	110,820	0.1	21	2	23	-	333	110,441	45,179
Other	1,111	22	-	1,133	-	35	-	8	6	16	1,068	2,100
CORPORATE SECURITIES	28,032,327	62,701	(96,651)	27,998,377	20.6	11,316,492	1,157,846	1,926,615	2,603,909	2,390,201	8,603,314	14,909,927
Eurobonds and others	3,489,294	(1,616)	(73,239)	3,414,439	2.5	324,268	54,239	251,962	354,776	440,842	1,988,352	3,950,563
Bank Deposit Certificate	2,936,030	-	(1)	2,936,029	2.2	715,740	122,270	379,016	512,819	494,707	711,477	1,880,233
Shares	3,783,461	63,405	(80,611)	3,766,255	2.8	3,766,255	-	-	-	-	-	956,390
Debentures	5,440,324	(552)	(9,348)	5,430,424	4.0	218,175	489,800	249,510	788,752	1,245,498	2,438,689	2,836,395
Promissory Notes	2,079,090	-	2,024	2,081,114	1.5	-	321,322	1,012,025	747,767	-	-	1,597,795
Mortgage Notes	-	-	-	-	-	-	-	-	-	-	-	37
Quotas of funds	6,280,336	(25)	10,583	6,290,894	4.6	6,287,328	-	-	3,566	-	-	2,153,479
Fixed income	4,933,365	-	3,250	4,936,615	3.6	4,933,049	-	-	3,566	-	-	886,291
Credit rights	934,814	-	-	934,814	0.7	934,814	-	-	-	-	-	1,124,461
Other	412,157	(25)	7,333	419,465	0.3	419,465	-	-	-	-	-	142,727
Securitized real estate loans	3,738,534	1,489	54,529	3,794,552	2.8	4,555	20,692	26,496	86,267	201,810	3,454,732	1,535,028
Other	285,258	-	(588)	284,670	0.2	171	149,523	7,606	109,962	7,344	10,064	7
PGBL/VGBL FUND QUOTAS (1)	32,334,342	-	-	32,334,342	23.7	32,334,342	-	-	-	-	-	19,854,053
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	125,444,890	540,085	194,076	126,179,051	92.7	47,958,854	5,228,541	6,715,920	19,492,512	13,974,286	32,808,938	67,929,170
Trading securities	71,493,753	540,085	-	72,033,838	52.9	37,193,143	2,338,162	3,670,699	9,823,656	5,550,518	13,457,660	45,953,384
Available-for-sale securities	49,638,248	-	194,076	49,832,324	36.6	10,736,283	2,878,579	2,995,364	9,509,764	8,073,263	15,639,071	20,606,571
Held-to-maturity securities (2)	4,312,889	-	-	4,312,889	3.2	29,428	11,800	49,857	159,092	350,505	3,712,207	1,369,215
DERIVATIVE FINANCIAL INSTRUMENTS	8,653,585	1,415,685	-	10,069,270	7.2	1,528,768	2,518,479	1,786,612	2,092,276	832,667	1,310,468	4,475,256
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	134,098,475	1,955,770	194,076	136,248,321	100.0	49,487,622	7,747,020	8,502,532	21,584,788	14,806,953	34,119,406	72,404,426
						36.4%	5.7%	6.2%	15.8%	10.9%	25.0%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,467,941)	(2,562,876)	-	(9,030,817)	100.0	(1,476,305)	(1,399,690)	(1,636,759)	(1,811,999)	(782,141)	(1,923,923)	(4,325,858)
(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2) Unrecorded positive adjustment to market value in the amount of R$ 454,887 (R$ 204,874 at 03/31/2008), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements - March 31, 2009	74

b) Summary by portfolio

	03/31/2009
	Restricted to						Assets
							guaranteeing
						Derivative	technical
		Repurchase	Pledging of	Free		financial	provisions
	Own portfolio	agreements	guarantees (1)	movement	Central Bank (2)	instruments	(Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	21,643,725	2,682,457	10,316,080	611	10,882,939	-	6,432,556	51,958,368
Financial Treasury Bills	5,998,451	269,261	5,079,221	611	4,182,088	-	990,528	16,520,160
National Treasury Bills	6,664,782	505,366	3,348,216	-	5,959,886	-	1,019,426	17,497,676
National Treasury Notes	6,461,107	68,383	1,888,643	-	740,965	-	4,422,602	13,581,700
National Treasury Notes - M	7,721	-	-	-	-	-	-	7,721
National Treasury/Securitization	217,085	-	-	-	-	-	-	217,085
Brazilian External Debt Bonds	2,245,380	1,839,447	-	-	-	-	-	4,084,827
Investments in Non-exclusive Funds	46,781							46,781
Other	2,418	-	-	-	-	-	-	2,418
GOVERNMENT SECURITIES - ABROAD	9,119,267	1,162,106	3,606,591	-	-	-	-	13,887,964
Portugal	289,163	-	-	-	-	-	-	289,163
Austria	709,464	-	538,608	-	-	-	-	1,248,072
Argentina	265,353	-	-	-	-	-	-	265,353
Central Bank	242,278	-	-	-	-	-	-	242,278
National Treasury	23,075	-	-	-	-	-	-	23,075
Denmark	1,586,772	-	634,450	-	-	-	-	2,221,222
Spain	2,326,889	-	1,386,841	-	-	-	-	3,713,730
Korea	1,163,255	-	837,496	-	-	-	-	2,000,751
Chile	1,780,363	2,717	-	-	-	-	-	1,783,080
Paraguay	372,624	-	-	-	-	-	-	372,624
Uruguay	332,530	-	-	-	-	-	-	332,530
United States	7,052	1,159,389	35,240	-	-	-	-	1,201,681
Norway	173,849	-	173,956	-	-	-	-	347,805
Mexico	110,820	-	-	-	-	-	-	110,820
Other	1,133	-	-	-	-	-	-	1,133
CORPORATE SECURITIES	23,892,535	703,235	559,977	-	-	-	2,842,630	27,998,377
Eurobonds and others	2,711,204	703,235	-	-	-	-	-	3,414,439
Bank Deposit Certificates	1,232,688	-	13,640	-	-	-	1,689,701	2,936,029
Shares	3,629,792	-	22,634	-	-	-	113,829	3,766,255
Debentures	4,256,080	-	348,854	-	-	-	825,490	5,430,424
Promissory Notes	2,040,562	-	-	-	-	-	40,552	2,081,114
Quotas of funds	5,971,895	-	174,849	-	-	-	144,150	6,290,894
Fixed income	4,726,873	-	174,849	-	-	-	34,893	4,936,615
Credit rights	825,557	-	-	-	-		109,257	934,814
Other	419,465	-	-	-	-	-	-	419,465
Securitized real estate loans	3,765,644	-	-	-	-	-	28,908	3,794,552
Other	284,670	-	-	-	-	-	-	284,670
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	32,334,342	32,334,342
SUBTOTAL - SECURITIES	54,655,527	4,547,798	14,482,648	611	10,882,939	-	41,609,528	126,179,051
Trading securities	16,517,604	1,680,049	9,132,071	-	7,509,589	-	37,194,525	72,033,838
Available-for-sale securities	37,260,953	1,689,671	5,276,079	611	3,373,350	-	2,231,660	49,832,324
Held-to-maturity securities	876,970	1,178,078	74,498	-	-	-	2,183,343	4,312,889
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	10,069,270	-	10,069,270
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - With UNIBANCO	54,655,527	4,547,798	14,482,648	611	10,882,939	10,069,270	41,609,528	136,248,321
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)-03/31/2008	28,331,269	6,184,014	8,326,250	8,162	1,560,874	4,475,256	23,518,601	72,404,426
(1) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2) Represent securities in compulsory deposits.

Itaú Unibanco Holding S.A. – Complete Financial Statements - March 31, 2009	75

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2009										03/31/2008
		Adjustment
		to market value (in
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	29,630,519	415,983	30,046,502	41.8	1,010,076	1,822,293	2,845,205	8,889,987	4,147,856	11,331,085	16,983,097
Financial Treasury Bills	9,198,195	(2,717)	9,195,478	12.9	3,886	1,041,469	395,489	407,637	575,154	6,771,843	2,067,258
National Treasury Bills	12,836,407	190,642	13,027,049	18.1	953,358	-	2,418,888	7,961,401	1,693,402	-	12,386,483
National Treasury Notes	7,216,966	222,221	7,439,187	10.3	4,011	714,587	24,504	483,766	1,846,618	4,365,701	1,778,886
National Treasury/Securitization	102,494	(1,069)	101,425	0.1	929	4,617	4,624	19,492	31,791	39,972	83,804
Brazilian External Debt Bonds	229,188	6,906	236,094	0.3	1,111	61,132	1,700	17,691	891	153,569	295,023
Investment in Non-exclusive Funds	46,781	-	46,781	0.1	46,781	-	-	-	-	-	192,047
Other	488	-	488	-	-	488	-	-	-	-	179,596
GOVERNMENT SECURITIES – ABROAD	2,601,306	61,401	2,662,707	3.6	622,310	303,612	351,078	348,038	426,329	611,340	3,460,999
Argentina	264,529	(39)	264,490	0.3	-	-	241,777	-	122	22,591	23,241
Central Bank	242,317	(39)	242,278	0.3	-	-	241,777	-	122	379	19,743
National Treasury	22,212	-	22,212	-	-	-	-	-	-	22,212	3,498
Denmark	-	-	-	-	-	-	-	-	-	-	197,589
Spain	430,966	362	431,328	0.6	431,328	-	-	-	-	-	866,914
Korea	300,491	(377)	300,114	0.4	102,446	197,668	-	-	-	-	1,592,326
Chile	-	-	-	-	-	-	-	-	-	-	64,665
Paraguay	372,625	(1)	372,624	0.5	81,233	96,857	102,639	67,769	19,526	4.600	-
Uruguay	6,554	(1,583)	4,971	-	-	-	-	9	1,018	3,944	113
United States	1,109,330	68,172	1.177.502	1.6	7,247	9,085	6,638	280,260	405,330	468,942	668,872
Mexico	115.975	(5,155)	110.820	0.2	21	2	23	-	333	110.441	45,179
Other	836	22	858	-	35	-	1	-	-	822	2,100
CORPORATE SECURITIES	6,927,586	62,701	6,990,287	9.7	3,226,415	212,257	474,416	585,631	976,333	1,515,235	5,655,235
Eurobonds and others	560,252	(1.616)	558,636	0.8	9,952	-	-	34,950	144,395	369.339	831,914
Bank Deposit Certificates	2,114,011	-	2,114,011	2.9	268,888	121,276	379,016	486,457	490,185	368,189	1,880,073
Shares	832,398	63,405	895,803	1.2	895,803	-	-	-	-	-	312,637
Debentures	1,253,890	(552)	1,253,338	1.7	-	83,982	22,822	59,045	336,120	751,369	1,279,315
Promissory Notes	72,234	-	72,234	0.1	-	-	72,234	-	-	-	-
Quotas of funds	2,051,676	(25)	2,051,651	2.9	2,051,651	-	-	-	-	-	1,243,395
Fixed income	1,823,195	-	1,823,195	2.5	1,823,195	-	-	-	-	-	875,417
Credit rights	186,966	-	186,966	0.3	186,966	-	-	-	-	-	339,664
Other	41,515	(25)	41,490	0.1	41,490	-	-	-	-	-	28,314
Securitized real estate loans	36,363	1,489	37,852	0.1	121	237	344	5,179	5,633	26,338	107,901
Other	6,762	-	6,762	-	-	6,762	-	-	-	-	-
PGBL/VGBL FUND QUOTAS	32,334,342	-	32,334,342	44.9	32,334,342	-	-	-	-	-	19,854,053
Total	71,493,753	540,085	72,033,838	100.0	37,193,143	2,338,162	3,670,699	9,823,656	5,550,518	13,457,660	45,953,384
% per maturity term					51.7%	3.2%	5.1%	13.6%	7.7%	18.7%
Total 03/31/2008	46,001,623	(48,239)	45,953,384		26,031,445	1,087,953	2,102,936	4,648,832	7,889,138	4,193,080
% per maturity term					56.6%	2.4%	4.6%	10.1%	17.2%	9.1%

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	76

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2009										03/31/2008
		Adjustment to
		market value (in
		stockholders'
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	17,779,352	185,634	17,964,986	36.2	552,701	148,487	245,186	4,130,860	4,077,794	8,809,958	2,982,067
Financial Treasury Bills	7,325,423	(741)	7,324,682	14.8	-	146,341	224,197	652,570	3,105,809	3,195,765	1,018,259
National Treasury Bills	4,436,442	34,185	4,470,627	9.0	549,769	-	342	3,268,105	643,269	9,142	842,944
National Treasury Notes	3,582,776	182,918	3,765,694	7.6	1,229	2,146	2,651	183,073	316,200	3,260,395	992,469
National Treasury/Securitization	141,127	(25,467)	115,660	0.2	-	-	-	-	-	115,660	109,612
Brazilian External Debt Bonds	2,291,754	(5,361)	2,286,393	4.6	1,703	-	17,779	27,112	12,340	2,227,459	18,783
Other	1,830	100	1,930	-	-	-	217	-	176	1,537	-
GOVERNMENT SECURITIES - ABROAD	11,098,210	105,093	11,203,303	22.5	2,093,802	1,784,730	1,322,636	3,361,330	2,599,814	40,991	8,648,740
Portugal	285,660	3,503	289,163	0.6	-	-	255,285	-	33,878	-	257,435
Austria	1,246,072	2,000	1,248,072	2.5	253,568	377,550	-	616,954	-	-	2,869,411
Argentina	863	-	863	-	-	-	-	-	-	863	62,292
Central Bank	-	-	-	-	-	-	-	-	-	-	62,292
National Treasury	863	-	863	-	-	-	-	-	-	863	-
Denmark	2,137,248	83,974	2,221,222	4.5	-	380,147	116,789	901,357	822,929	-	174,182
Spain	3,293,067	(10,665)	3,282,402	6.6	1,098,020	391,805	-	802,300	990,277	-	2,693,163
Korea	1,685,365	15,272	1,700,637	3.4	11,446	-	251,213	732,954	705,024	-	1,572,335
Chile	1,768,913	14,167	1,783,080	3.6	373,273	587,416	507,500	266,384	40,300	8,207	559,307
Uruguay	310,724	(4,844)	305,880	0.6	9,690	47,812	191,713	41,381	7,406	7,878	103,684
United States	23,361	818	24,179	-	-	-	136	-	-	24,043	-
Norway	346,937	868	347,805	0.7	347,805	-	-	-	-	-	356,931
CORPORATE SECURITIES	20,760,686	(96,651)	20,664,035	41.3	8,089,780	945,362	1,427,542	2,017,574	1,395,655	6,788,122	8,975,764
Eurobonds and others	2,661,230	(73,239)	2,587,991	5.2	314,316	54,239	248,540	319,826	296,447	1,354,623	2,913,438
Bank Deposit Certificates	822,019	(1)	822,018	1.6	446,852	994	-	26,362	4,522	343,288	160
Shares	2,951,051	(80,611)	2,870,440	5.8	2,870,440	-	-	-	-	-	643,753
Debentures	4,117,629	(9,348)	4,108,281	8.2	218,062	405,591	205,453	729,003	891,165	1,659,007	1,491,433
Promissory Notes	2,006,856	2,024	2,008,880	4.0	-	321,322	939,791	747,767	-	-	1,597,795
Mortgage Notes	-	-	-	-	-	-	-	-	-	-	37
Quotas of funds	4,228,659	10,583	4,239,242	8.5	4,235,676	-	-	3,566	-	-	910,084
Fixed income	3,110,170	3,250	3,113,420	6.2	3,109,854	-	-	3,566	-	-	10,874
Credit rights	747,848	-	747,848	1.5	747,848	-	-	-	-	-	784,797
Other	370,641	7,333	377,974	0.8	377,974	-	-	-	-	-	114,413
Securitized real estate loans	3,694,917	54,529	3,749,446	7.4	4,434	20,455	26,152	81,088	196,177	3,421,140	1,419,057
Other	278,325	(588)	277,737	0.6	-	142,761	7,606	109,962	7,344	10,064	7
TOTAL	49,638,248	194,076	49,832,324	100.0	10,736,283	2,878,579	2,995,364	9,509,764	8,073,263	15,639,071	20,606,571
Adjustments of securities reclassified in prior years to the held-to-maturity category		19,815			21.5%	5.8%	6.0%	19.1%	16.2%	31.4%
Deferred taxes		87,970
Accounting adjustment - Hedge - Circular No. 3,082		(480,994)
Minority interests in subsidiaries		22
Adjustment of securities of unconsolidated affiliates		(98,447)
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2009		(277,558)
TOTAL 03/31/2008	20,584,803	21,768	20,606,571		3,360,804	1,981,864	2,349,330	5,062,558	3,555,213	4,296,802
Adjustments of securities reclassified in prior years to the held-to-maturity category		21,059			16.2%	9.6%	11.4%	24.6%	17.3%	20.9%
Deferred taxes		(15,701)
Minority interests in subsidiaries		1,854
Adjustment of securities of unconsolidated affiliates		(40,495)
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2008		(11,515)

At March 31, 2009, ITAÚ UNIBANCO’s portfolio is composed of Government Securities – National Treasury Notes amounting to R$ 24,072 (R$ 22,524 at March 31, 2008) with maturing over 365 days.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	77

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amounts of R$ 19,815 (R$ 21,059 at 03/31/2008) included at March 31, 2009, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 454,887 (R$ 204,874 at 03/31/2008) at March 31, 2009.

	03/31/2009								03/31/2008
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	3,946,880	91.4	29,131	11,573	24,997	158,382	332,276	3,390,521	1,071,779
National Treasury Notes (1)	2,376,819	55.0	3,085	-	10,912	10,508	141,680	2,210,634	807,059
National Treasury Notes - M (2)	7,721	0.2	7,721	-	-	-	-	-	24,546
Brazilian External Debt Bonds	1,562,340	36.2	18,325	11,573	14,085	147,874	190,596	1,179,887	240,174
GOVERNMENT SECURITIES - ABROAD	21,954	0.5	-	-	203	6	16	21,729	18,508
Uruguay	21,679	0.5	-	-	196	-	-	21,483	18,508
Other	275	-	-	-	7	6	16	246	-
CORPORATE SECURITIES	344,055	8.1	297	227	24,657	704	18,213	299,957	278,928
Eurobonds and others	267,812	6.2	-	-	3,422	-	-	264,390	205,211
Shares	12	-	12	-	-	-	-	-	-
Debentures (1)	68,805	1.6	113	227	21,235	704	18,213	28,313	65,647
Quotas of funds - Other	1	-	1	-	-	-	-	-	-
Securitized real estate loans (1)	7,254	0.3	-	-	-	-	-	7,254	8,070
Other	171	-	171	-	-	-	-	-	-
Total	4,312,889	100.0	29,428	11,800	49,857	159,092	350,505	3,712,207	1,369,215
% per maturity term			0.6%	0.3%	1.2%	3.7%	8.1%	86.1%
Total 03/31/2008	1,369,215		255,930	241	10,673	19,558	40,272	1,042,541
% per maturity term			18.8%	0.0%	0.8%	1.4%	2.9%	76.1%
(1) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,285,694 (R$ 797,248 at 03/31/2008);
(2) Refers to securities issued in nominative and non-disposable way.

f) Realized and unrealized gain of securities portfolio

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Gain (loss) - Trading securities	282,401	(184,848)
Gain (loss) - Available-for-sale securities	90,361	7,946
Total realized gain	372,762	(176,902)
Adjustment to market value of trading securities	88,757	(4,998)
Total	461,519	(181,900)

g) Reclassification of securities (article 5 of BACEN Circular Letter No. 3,068, of 11/08/2001)

The management’s Financial Risk Management Committee sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines. No reclassifications or changes to the current guidelines were carried out in the period.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	78

h) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO and its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&F Bovespa or at the CETIP S.A. - OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options, swaps and credits with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that that are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2009, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivative included in the institution’s portfolio is traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are future contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 16,017,763 and was basically composed by government securities.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	79

I-
See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, trading location, reference ratio stated at  notional amount, cost and market value:

	Memorandum Account Notional Amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value	Market value
	03/31/2009	03/31/2008	03/31/2009	03/31/2009	03/31/2009	03/31/2008
Futures contracts	241,216,644	109,156,047	385,411	(50,833)	334,578	(25,283)
Purchase commitments	94,535,533	46,352,080	272,430	(15,578)	256,852	11,420
Foreign currency	16,016,170	6,064,731	273,314	2,694	276,008	7,196
Interbank market	68,369,828	28,777,965	(1,778)	1,259	(519)	(4,063)
Indices	9,622,586	10,242,910	889	4,844	5,733	8,646
Securities	480,227	692,799	-	283	283	(73)
Commodities	46,722	-	5	(24,658)	(24,653)	-
Other	-	573,675	-	-	-	(286)
Commitments to sell	146,681,111	62,803,967	112,981	(35,255)	77,726	(36,703)
Foreign currency	22,385,432	5,409,429	(1,248)	(53,265)	(54,513)	(1,463)
Interbank market	94,906,026	36,517,604	(2,788)	(1,239)	(4,027)	15,627
Indices	28,557,370	18,946,987	117,017	(9,114)	107,903	(51,324)
Securities	819,178	1,834,530	-	(277)	(277)	453
Commodities	13,105	-	-	28,640	28,640	-
Other	-	95,417	-	-	-	4
Swap contracts			613,625	(103,063)	510,562	166,861
Asset position	71,180,310	50,910,448	2,353,235	709,741	3,062,976	2,025,252
Foreign currency	13,766,189	11,664,987	1,194,047	173,823	1,367,870	341,408
Interbank market	35,645,440	23,207,089	617,913	8,460	626,373	1,077,875
Fixed rate	7,650,902	6,207,878	86,885	274,724	361,609	179,565
Floating rate	3,241,759	-	29,820	(16,917)	12,903	-
Indices	10,245,173	9,785,246	407,345	268,519	675,864	424,833
Securities	58,937	-	16,909	554	17,463	-
Commodities	109,523	-	313	578	891	-
Other	462,387	45,248	3	-	3	1,571
Liability position	70,566,685	51,107,662	(1,739,610)	(812,804)	(2,552,414)	(1,858,391)
Foreign currency	18,738,754	10,221,497	(826,935)	(115,374)	(942,309)	(374,584)
Interbank market	19,599,247	21,918,763	(62,543)	(1,871)	(64,414)	(853,025)
Fixed rate	14,448,656	8,449,055	(125,671)	(461,742)	(587,413)	(218,910)
Floating rate	3,217,998	-	(283,443)	19,883	(263,560)	-
Indices	13,992,984	10,449,428	(429,124)	(253,688)	(682,812)	(401,179)
Securities	30,353	-	(11,881)	-	(11,881)	-
Commodities	76,439	-	(6)	5	(1)	-
Other	462,254	68,919	(7)	(17)	(24)	(10,693)
Option contracts	525,580,552	108,751,804	(510,642)	(826,829)	(1,337,471)	(335,987)
Purchase commitments - long position	178,317,075	17,590,437	1,884,786	41,029	1,925,815	128,152
Foreign currency	54,908,745	1,763,669	1,636,435	136,438	1,772,873	29,693
Interbank market	13,922,215	114,900	75,632	(47,172)	28,460	206
Fixed rate	7,000	-	1,660	(304)	1,356	-
Indices	109,303,732	15,550,342	128,931	(33,491)	95,440	84,022
Securities	99,877	132,000	37,913	(13,118)	24,795	8,610
Commodities	75,506	-	4,215	(1,324)	2,891	-
Other	-	29,526	-	-	-	5,621
Commitments to sell - long position	116,145,283	25,235,515	660,321	486,738	1,147,059	300,370
Foreign currency	11,232,019	6,053,683	192,076	(91,808)	100,268	17,857
Interbank market	102,942	-	5,953	14,539	20,492	-
Indices	103,686,069	17,813,467	116,708	539,147	655,855	16,947
Securities	910,531	1,312,281	336,075	(424)	335,651	262,565
Commodities	213,722	-	9,509	25,284	34,793	-
Other	-	56,084	-	-	-	3,001
Purchase commitments - short position	107,535,084	46,604,950	(2,170,365)	(123,158)	(2,293,523)	(661,524)
Foreign currency	42,185,824	29,145,935	(1,842,366)	(280,411)	(2,122,777)	(426,320)
Interbank market	13,801,953	-	(63,930)	46,450	(17,480)	-
Indices	51,417,635	17,149,274	(250,147)	103,615	(146,532)	(194,657)
Securities	64,135	245,257	(6,661)	943	(5,718)	(33,654)
Commodities	65,537	-	(7,261)	6,245	(1,016)	-
Other	-	64,484	-	-	-	(6,893)
Commitments to sell - short position	123,583,110	19,320,902	(885,384)	(1,231,438)	(2,116,822)	(102,985)
Foreign currency	28,192,426	4,840,761	(664,410)	(777,151)	(1,441,561)	(57,749)
Interbank market	30,776	-	(5,552)	(19,554)	(25,106)	-
Fixed rate	-	-	-	(10,098)	(10,098)	-
Indices	95,259,598	14,135,370	(205,291)	(405,534)	(610,825)	(40,526)
Securities	79,996	300,279	(7,377)	(8,257)	(15,634)	(4,671)
Commodities	20,314	-	(2,754)	(10,844)	(13,598)	-
Other	-	44,492	-	-	-	(39)
Forward contracts	471,990	349,598	440,958	426	441,384	897,820
Purchase receivable	29,851	18,360	4,763	(66)	4,697	133,269
Foreign currency	29,851	-	4,763	(66)	4,697	-
Securities	-	18,360	-	-	-	133,269
Purchase payable	445	115,238	(115)	(7)	(122)	(133,272)
Securities	-	115,238	-	-	-	(133,272)
Commodities	445	-	(115)	(7)	(122)	-
Sales receivable	441,694	-	436,356	499	436,855	1,113,774
Securities	441,694	-	436,356	499	436,855	1,113,774
Sales deliverable - securities	-	216,000	(46)	-	(46)	(215,951)
Credit derivatives	9,177,982	7,685,543	(156,624)	(110,865)	(267,489)	(16,421)
Asset position	6,242,528	5,342,610	608	55,990	56,598	21,703
Foreign currency	299,618	68,526	1,612	4,732	6,344	2,952
Fixed rate	5,942,910	3,545,127	(1,004)	51,258	50,254	13,429
Other	-	1,728,957	-	-	-	5,323
Liability position	2,935,454	2,342,933	(157,232)	(166,855)	(324,087)	(38,125)
Foreign currency	286,982	73,923	(15,624)	(4,653)	(20,277)	(674)
Fixed rate	2,648,472	1,982,172	(141,608)	(162,202)	(303,810)	(32,831)
Other	-	286,838	-	-	-	(4,620)

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	80

			Balance sheet account receivable	Adjustment to
	Memorandum account		(received) (payable)/	market value
	Notional amount		paid	(in Results)	Market value
	03/31/2009	03/31/2008	03/31/2009	03/31/2009	03/31/2009	03/31/2008
Forwards operations	22,797,897	29,769,478	815,326	(8,858)	806,468	(517,151)
Asset position	12,639,674	14,950,339	1,388,979	(1,167)	1,387,812	739,641
Foreign currency	11,223,223	14,155,804	1,359,672	(1,167)	1,358,505	732,258
Fixed rate	709,157	52,140	21,960	-	21,960	1,912
Floating rate	707,294	-	7,347	-	7,347	-
Indices	-	735,497	-	-	-	3,706
Other	-	6,898	-	-	-	1,766
Liability position	10,158,223	14,819,139	(573,653)	(7,691)	(581,344)	(1,256,792)
Foreign currency	8,694,458	14,077,847	(510,827)	(7,143)	(517,970)	(1,208,544)
Interbank market	2,122	-	(186)	-	(186)	-
Fixed rate	884,381	238,501	(57,796)	(10)	(57,806)	(31,130)
Floating rate	463,040	-	(3,777)	-	(3,777)	-
Indices	114,222	-	(1,067)	(538)	(1,605)	-
Securities	-	481,003	-	-	-	(2,319)
Other	-	21,788	-	-	-	(14,799)
Forwards with target flow	261,431	-	(20,118)	4,123	(15,995)	-
Asset position - Foreign currency	82,582	-	34,791	(922)	33,869	-
Liability position - Foreign currency	178,849	-	(54,909)	5,045	(49,864)	-
Target flow of forwards	261,431	-	(17,951)	(49,175)	(67,126)	-
Asset position - Foreign currency	70,816	-	29,679	188	29,867	-
Liability position - Foreign currency	190,615	-	(47,630)	(49,363)	(96,993)	-
Swap with target flow	6,425,909	-	(97,345)	18,351	(78,994)	-
Asset position	3,164,282	-	169,792	(78,601)	91,191	-
Foreign currency	1,168,265	-	69,380	(52,193)	17,187	-
Interbank market	1,060,925	-	65,032	(37,287)	27,745	-
Fixed rate	204,590	-	(191)	15	(176)	-
Floating rate	18,308	-	-	-	-	-
Indices	3,068	-	1,545	(1,545)	-	-
Commodities	12,008	-	-	-	-	-
Other	697,118	-	34,026	12,409	46,435	-
Liability position	3,261,627	-	(267,137)	96,952	(170,185)	-
Foreign currency	1,736,246	-	(252,060)	98,751	(153,309)	-
Interbank market	781,066	-	(5,771)	(10,962)	(16,733)	-
Fixed rate	42,954	-	(4)	(21)	(25)	-
Floating rate	18,337	-	(29)	(89)	(118)	-
Indices	18,409	-	(9,273)	9,273	-	-
Commodities	1,523	-	-	-	-	-
Other	663,092	-	-	-	-	-
Target flow of swap - foreign currency	7,382,222	-	352,549	8,356	360,905	-
Asset position	5,782,827	-	447,323	206,748	654,071	-
Foreign currency	5,692,192	-	439,098	205,233	644,331	-
Indices	8,824	-	-	-	-	-
Commodities	81,811	-	8,225	1,515	9,740	-
Liability position	1,599,395	-	(94,774)	(198,392)	(293,166)	-
Foreign currency	1,580,989	-	(94,774)	(188,978)	(283,752)	-
Commodities	18,406	-	-	(9,414)	(9,414)	-
Other derivative financial instruments (*)	11,779,764	7,113,196	380,455	(28,824)	351,631	(20,440)
Asset position	8,209,305	5,714,489	857,541	46,341	903,882	13,095
Foreign currency	6,167,130	5,409,945	823,296	(1,139)	822,157	402
Interbank market	659,313	-	-	458	458	-
Fixed rate	36,603	78,710	1,227	-	1,227	4,662
Securities	576	-	-	127	127	-
Commodities	70,012	-	-	41,202	41,202	-
Other	1,275,671	225,834	33,018	5,693	38,711	8,031
Liability position	3,570,459	1,398,707	(477,086)	(75,165)	(552,251)	(33,535)
Foreign currency	3,276,936	1,054,759	(279,650)	(40,820)	(320,470)	(41)
Fixed rate	222,439	148,674	(194,238)	3,660	(190,578)	(4,661)
Securities	-	159,258	-	-	-	(21,684)
Commodities	71,084	-	(3,198)	(38,005)	(41,203)	-
Other	-	36,016	-	-	-	(7,149)
		ASSETS	8,653,585	1,415,685	10,069,270	4,475,256
		LIABILITIES	(6,467,941)	(2,562,876)	(9,030,817)	(4,325,858)
		TOTAL	2,185,644	(1,147,191)	1,038,453	149,399
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	03/31/2009	03/31/2008
Futures	61,999,547	87,332,553	52,876,402	39,008,142	241,216,644	109,156,047
Swaps	7,079,070	24,592,505	13,661,349	23,494,151	68,827,075	49,271,675
Options	148,648,094	149,831,777	216,658,200	10,442,481	525,580,552	108,751,804
Forwards	167,984	302,804	997	205	471,990	349,598
Credit derivatives	1,506,069	3,012,747	1,643,624	3,015,542	9,177,982	7,685,543
Forwards	6,266,428	11,184,757	3,489,880	1,856,832	22,797,897	29,769,478
Forwards with target flow	195,370	66,061	-	-	261,431	-
Target flow of forwards	195,370	66,061	-	-	261,431	-
Swaps with target flow	671,227	1,218,223	595,829	509,211	2,994,490	-
Target flow of swap	2,842,399	826,582	328,881	3,384,360	7,382,222	-
Other	1,701,184	5,503,605	3,181,599	1,393,376	11,779,764	7,113,196

At March 31, 2009, ITAÚ UNIBANCO had derivative operations in the swap with target flow and target forward with 34 clients. Total exposure for these products at an exchange rate of R$ 2.30 per dollar, for settlement at maturity, was R$ 562 million (R$ 1.7 billion at 12/31/2008 and R$ 3.4 billion at 10/31/2008), representing an average debt of R$ 17 million per client. Of these clients, 26 have AA, A or B risk rating.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	81

II-
See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, trading location, counterparty and maturity, stated at cost and market value:

	03/31/2009										03/31/2008
		Adjustment to market value (in
	Cost	results)	Market value	%	0-30	31 -90	91 -180	181 -365	366 - 720	Over 720 days	Market value
ASSETS
Futures	385,411	(50,833)	334,578	3.3%	(35)	235,787	(584)	25,587	9,090	64,733	-
BM&F Bovespa	-	(70,030)	(70,030)	-0.7%	8	(1,061)	(6,629)	(23,846)	(20,751)	(17,751)	-
Financial institutions	385,411	(9,639)	375,772	3.7%	(43)	236,655	(537)	27,371	29,842	82,484	-
Companies	-	28,836	28,836	0.3%	-	193	6,582	22,062	(1)	-	-
Option premiums	2,545,107	527,767	3,072,874	30.5%	429,370	782,483	620,578	1,037,603	184,795	18,045	428,522
BM&F Bovespa	1,532,233	153,280	1,685,513	16.7%	285,841	329,747	447,539	573,273	48,309	804	111,504
Financial institutions	370,008	355,094	725,102	7.2%	109,829	62,805	103,489	359,762	84,972	4,245	47,643
Companies	642,784	19,166	661,950	6.6%	33,626	389,842	69,404	104,568	51,514	12,996	269,375
Individuals	82	227	309	0.0%	74	89	146	-	-	-	-
Forwards	441,119	433	441,552	4.4%	156,780	251,379	32,467	926	-	-	1,247,043
BM&F Bovespa	1,024	60	1,084	0.0%	-	160	924	-	-	-	915,868
Financial institutions	432,853	437	433,290	4.3%	154,192	248,504	29,668	926	-	-	331,175
Companies	5,189	(65)	5,124	0.1%	2,169	1,191	1,764	-	-	-	-
Individuals	2,053	1	2,054	0.0%	419	1,524	111	-	-	-	-
Swaps – Adjustment receivable	2,353,235	709,741	3,062,976	30.4%	227,706	721,077	396,724	510,984	360,645	845,840	2,025,252
BM&F Bovespa	145,148	47,625	192,773	1.9%	3,703	10,329	12,436	21,405	42,621	102,279	226,764
Financial institutions	486,919	249,210	736,129	7.3%	116,370	86,209	37,721	170,043	118,739	207,047	585,768
Companies	1,717,400	412,937	2,130,337	21.2%	107,524	624,110	346,369	318,760	199,192	534,382	1,188,012
Individuals	3,768	(31)	3,737	0.0%	109	429	198	776	93	2,132	24,708
Credit derivatives – Financial institutions	608	55,990	56,598	0.6%	1,537	5,152	17,567	4,187	1,816	26,339	21,703
Forwards	1,388,979	(1,167)	1,387,812	13.8%	376,980	310,560	282,572	325,025	82,407	10,268	739,641
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	1,843
Financial institutions	570,955	3,382	574,337	5.7%	284,683	132,184	47,912	81,671	20,540	7,347	524,422
Companies	815,051	(4,550)	810,501	8.0%	92,297	178,150	231,987	243,279	61,867	2,921	212,853
Individuals	2,973	1	2,974	0.0%	-	226	2,673	75	-	-	523
Forwards with target flow	64,470	(734)	63,736	0.6%	13,480	26,256	24,000	-	-	-	-
Forwards - Companies	34,791	(922)	33,869	0.3%	6,577	12,809	14,483	-	-	-	-
Target flow of forwards - Companies	29,679	188	29,867	0.3%	6,903	13,447	9,517	-	-	-	-
Swaps with target flow	617,115	128,147	745,262	7.4%	235,122	61,270	152,112	21,070	114,045	161,643	-
Swaps – Companies	169,792	(78,601)	91,191	0.9%	24,776	39,424	12,024	8,531	1,265	5,171	-
Target flow of swaps - Companies	447,323	206,748	654,071	6.5%	210,346	21,846	140,088	12,539	112,780	156,472	-
Other	857,541	46,341	903,882	9.0%	87,828	124,515	261,176	166,894	79,869	183,600	13,095
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	402
Financial institutions	179,320	6,757	186,077	1.8%	5	842	2,652	8,228	4,525	169,825	11,594
Companies	677,638	39,584	717,222	7.1%	87,476	123,608	258,389	158,630	75,344	13,775	1,099
Individuals	583	-	583	0.0%	347	65	135	36	-	-	-
Total	8,653,585	1,415,685	10,069,270	100.00%	1,528,768	2,518,479	1,786,612	2,092,276	832,667	1,310,468	4,475,256
% per maturity term					15.2%	25.0%	17.7%	20.8%	8.3%	13.0%
Total 03/31/2008	4,128,304	346,952	4,475,256		813,828	905,505	582,104	917,509	462,178	794,132
% per maturity term					18.2%	20.2%	13.0%	20.5%	10.3%	17.7%

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	82

	03/31/2009										03/31/2008
		Adjustment to market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
LIABILITIES
Futures	-	-	-	0.0%	-	-	-	-	-	-	(25,283)
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	(25,347)
Companies	-	-	-	0.0%	-	-	-	-	-	-	64
Option premiums	(3,055,749)	(1,354,596)	(4,410,345)	48.8%	(650,196)	(907,441)	(804,518)	(1,254,734)	(176,417)	(617,039)	(764,509)
BM&F Bovespa	(1,499,775)	(152,548)	(1,652,323)	18.3%	(260,619)	(378,708)	(361,789)	(607,140)	(43,160)	(907)	(627,052)
Financial institutions	(1,405,639)	(1,221,417)	(2,627,056)	29.1%	(334,583)	(500,053)	(428,055)	(625,252)	(133,079)	(606,034)	(130,679)
Companies	(150,195)	19,267	(130,928)	1.4%	(54,994)	(28,680)	(14,674)	(22,304)	(178)	(10,098)	(6,778)
Individuals	(140)	102	(38)	0.0%	-	-	-	(38)	-	-	-
Forwards	(161)	(7)	(168)	0.0%	(120)	(46)	-	-	(2)	-	(349,223)
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	(18,049)
Financial institutions	-	-	-	0.0%	-	-	-	-	-	-	(331,174)
Companies	(163)	(3)	(166)	0.0%	(120)	(46)	-	-	-	-	-
Individuals	2	(4)	(2)	0.0%	-	-	-	-	(2)	-	-
Swaps - difference payable	(1,739,610)	(812,804)	(2,552,414)	28.3%	(221,125)	(164,817)	(387,558)	(304,308)	(491,393)	(983,213)	(1,858,391)
BM&F Bovespa	(309,215)	(129,083)	(438,298)	4.9%	(13,283)	(10,990)	(13,923)	(21,144)	(208,933)	(170,025)	(312,468)
Financial institutions	(631,399)	(556,215)	(1,187,614)	13.2%	(145,625)	(109,376)	(189,452)	(161,421)	(160,138)	(421,602)	(525,944)
Companies	(777,994)	(130,932)	(908,926)	10.1%	(62,178)	(42,846)	(182,772)	(109,830)	(121,666)	(389,634)	(1,003,567)
Individuals	(21,002)	3,426	(17,576)	0.2%	(39)	(1,605)	(1,411)	(11,913)	(656)	(1,952)	(16,412)
Credit derivatives	(157,232)	(166,855)	(324,087)	3.6%	(89,066)	(17,933)	(122,037)	(10,325)	(8,810)	(75,916)	(38,125)
Financial institutions	(143,164)	(166,855)	(310,019)	3.4%	(89,066)	(17,933)	(107,969)	(10,325)	(8,810)	(75,916)	(38,125)
Companies	(14,068)	-	(14,068)	0.2%	-	-	(14,068)	-	-	-	-
Forwards	(573,653)	(7,691)	(581,344)	6.4%	(107,357)	(202,456)	(99,205)	(79,586)	(88,942)	(3,798)	(1,256,792)
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	(1,589)
Financial institutions	(388,215)	(7,715)	(395,930)	4.4%	(82,441)	(145,867)	(47,539)	(39,371)	(77,751)	(2,961)	(750,606)
Companies	(184,857)	24	(184,833)	2.0%	(24,904)	(56,447)	(51,239)	(40,215)	(11,191)	(837)	(504,342)
Individuals	(581)	-	(581)	0.0%	(12)	(142)	(427)	-	-	-	(255)
Forwards with target flow	(102,539)	(44,318)	(146,857)	1.6%	(102,207)	-	(44,650)	-	-	-	-
Forwards	(54,909)	5,045	(49,864)	0.6%	(49,864)	-	-	-	-	-	-
Financial institutions	(54,909)	5,045	(49,864)	0.6%	(49,864)	-	-	-	-	-	-
Target flow of forwards	(47,630)	(49,363)	(96,993)	1.1%	(52,343)	-	(44,650)	-	-	-	-
Financial institutions	(52,742)	399	(52,343)	0.6%	(52,343)	-	-	-	-	-	-
Companies	5,112	(49,762)	(44,650)	0.5%	-	-	(44,650)	-	-	-	-
Swaps with target flow	(361,911)	(101,440)	(463,351)	5.1%	(198,964)	(1,716)	(10,778)	(127,446)	(12,495)	(111,952)	-
Swaps	(267,137)	96,952	(170,185)	1.9%	(12,885)	(1,716)	(9,960)	(60,851)	(12,495)	(72,278)	-
Financial institutions	(175,208)	175,208	-	0.0%	-	-	-	-	-	-	-
Companies	(91,929)	(78,256)	(170,185)	1.9%	(12,885)	(1,716)	(9,960)	(60,851)	(12,495)	(72,278)	-
Target flow of swap - foreign currency	(94,774)	(198,392)	(293,166)	3.2%	(186,079)	-	(818)	(66,595)	-	(39,674)	-
Financial institutions	(82,368)	(170,919)	(253,287)	2.8%	(186,079)	-	(818)	(66,390)	-	-	-
Companies	(12,406)	(27,473)	(39,879)	0.4%	-	-	-	(205)	-	(39,674)	-
Other	(477,086)	(75,165)	(552,251)	6.1%	(107,270)	(105,281)	(168,013)	(35,600)	(4,082)	(132,005)	(33,535)
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	(42)
Financial institutions	(132,087)	(86,746)	(218,833)	2.4%	(21,541)	(22,170)	(45,822)	(56)	-	(129,244)	(4,662)
Companies	(177,913)	8,353	(169,560)	1.9%	(52,884)	(42,360)	(49,839)	(17,702)	(4,014)	(2,761)	(28,831)
Individuals	(167,086)	3,228	(163,858)	1.8%	(32,845)	(40,751)	(72,352)	(17,842)	(68)	-	-
Total	(6,467,941)	(2,562,876)	(9,030,817)	100.0%	(1,476,305)	(1,399,690)	(1,636,759)	(1,811,999)	(782,141)	(1,923,923)	(4,325,858)
% per maturity term					16.3%	15.5%	18.1%	20.1%	8.7%	21.3%
Total 03/31/2008	(4,339,503)	13,645	(4,325,858)		(509,184)	(560,062)	(675,349)	(986,444)	(430,723)	(1,164,096)
% per maturity term					11.8%	12.9%	15.6%	22.8%	10.0%	26.9%

At March 31, 2008, ITAÚ UNIBANCO recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ 35,057 in assets from 31 to 180 days. The liability position amounted to R$ 1,159 (R$ 870 at 03/31/2008), distributed as follows: R$ 67 up to 365 days (R$ 52 at 03/31/2008) and R$ 1,092 over 365 days (R$ 818 at 03/31/2008).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	83

III -
See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2009
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Forwards with target flow	Target flow of forwards	Swap with target flow	Target flow of swap	Other
BM&F/Bovespa	148,759,254	8,734,946	392,996,659	1,024	-	-	-	-	-	-	-
Over-the-counter market	92,457,390	60,092,129	132,583,893	470,966	9,177,982	22,797,897	261,431	261,431	2,991,121	7,382,222	11,779,764
Financial institutions	84,954,420	26,192,107	128,268,551	438,119	8,962,362	14,372,251	178,849	178,849	381,907	740,815	2,386,809
Companies	7,502,970	33,492,165	4,308,518	30,523	215,620	8,386,816	82,582	82,582	2,612,583	6,641,407	9,215,824
Individuals	-	407,857	6,824	2,324	-	38,830	-	-	-	-	177,131
Total at 03/31/2009	241,216,644	68,827,075	525,580,552	471,990	9,177,982	22,797,897	261,431	261,431	2,994,490	7,382,222	11,779,764
Total at 03/31/2008	109,156,047	49,271,675	108,751,804	349,598	7,685,543	29,769,476	-	-	-	-	7,113,194

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	84

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) stated at notional amount and effect in calculation of Required Referential Equity.

	Credit risk amount
	03/31/2009	03/31/2008
Transferred	(3,644,482)	(3,626,620)
Credit swaps whose underlying assets are:
Securities	(3,644,290)	(3,626,620)
Loan operations	(192.00)	-
Received	4,070,164	2,138,850
Credit swaps whose underlying assets are:
Securities	3,602,878	1,739,676
Derivatives with companies	24,955	-
Loan operations	-	65,000
Total return rate swaps whose underlying assets are:
Securities	442,331	334,174
Total	425,682	(1,487,770)

During the period, there was no occurrence of credit event related to trigger events set forth in agreements.

According to BACEN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 184,712.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	85

V -	Accounting Hedge

a)
The purpose of ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB) related to its variable interest rate risk (CDI), making the cash flow independent (fixed) and regardless of the variations of DI Cetip Over.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at March 31, 2009 ITAÚ UNIBANCO negotiated DI Futures agreements at BM&F BOVESPA with maturity between 2009 and 2017 in the amount of R$ 15,983,274 which gave rise to adjustment to market value net of tax effects recorded in stockholders of (R$ 302,689). The hedged item totals R$ 15,532,381 and matures between 2009 and 2017.

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 1,142,300 are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	86

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Swaps	44,811	16,439
Forwards	5,176	43,673
Futures	930,502	343,585
Options	538,620	13,746
Credit derivatives	(25,982)	(14,962)
Other	(514,283)	(54,833)
Total	978,844	347,648

i)	Changes in adjustment to market value for the period

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Opening Balance	(2,816,936)	276,623
Adjustments with impact on:
Results	2,050,473	95,043
Trading securities	88,757	(4,998)
Derivative financial instruments (assets and liabilities)	1,961,716	100,041
Stockholders’ equity	353,433	(37,540)
Closing balance	(413,030)	334,126
Adjustment to market value	(413,030)	334,126
Trading securities	540,085	(48,239)
Available-for-sale securities	194,076	21,768
Derivative financial instruments (assets and liabilities)	(1,147,191)	360,597

For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to- maturity securities:

	03/31/2009	03/31/2008
Adjustment of available-for-sale securities - stockholders’ equity	194,076	21,768
Adjustment to held-to-maturity securities (*)	474,702	225,933
Total unrealized gain	668,778	247,701
(*)	At March 31, 2009, includes the amount of R$ 19,815 (R$ 21,059 at 03/31/2008) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	87

j)	Sensitivity analysis

According to the criteria for classification of operations provided for BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO, included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analysis shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.  In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading portfolio	Exposures	03/31/2009 (*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(1,248)	(187,380)	(272,697)
Foreign exchange coupons	Rates of foreign exchange coupons	111	(4,872)	(9,800)
Foreign currency	Exchange variation	(5,812)	(145,293)	(290,587)
Price indices	Rates of price indices coupons	695	(49,578)	(88,840)
Long-term interest rate	rate of the TJLP coupon	126	(6,211)	(12,780)
Reference rate	Rate of TR coupon	(31)	(8,667)	(16,323)
Variable rate	Share price	10,298	(150,601)	(301,203)
	Total without correlation		(552,603)	(992,229)
	Total with correlation		(378,586)	(679,772)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and banking portfolio	Exposures	03/31/2009 (*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(14,245)	(1,169,057)	(2,261,520)
Foreign exchange coupons	Rates of foreign exchange coupons	151	(205)	(1,179)
Foreign currency	Exchange variation	(16,148)	(403,692)	(807,384)
Price indices	Rates of price indices coupons	(3,942)	(237,081)	(467,787)
Long-term interest rate	Rate of the TJLP coupon	126	(6,210)	(12,779)
Reference rate	Rate of TR coupon	8,879	(99,968)	(143,897)
Variable rate	Share price	18,228	(266,591)	(533,182)
	Total without correlation		(2,182,804)	(4,227,728)
	Total with correlation		(1,495,430)	(2,896,399)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of March 31, 2009, considering higher resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio of March 31, 2009, considering higher resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO are shown in Note 7h.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	88

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I -	By type of operations and risk level

	03/31/2009										03/31/2008
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	43,482,460	58,126,187	29,039,836	10,706,795	6,193,751	2,927,339	1,993,109	924,500	5,262,037	158,656,014	80,030,346
Loans and discounted trade receivables	26,590,927	31,955,614	20,854,628	8,133,431	5,471,805	2,597,701	1,689,468	802,663	4,583,566	102,679,803	50,001,007
Financing	13,276,149	17,953,875	6,727,220	2,089,603	509,238	148,554	203,220	94,293	583,228	41,585,380	20,989,806
Farming and agribusiness financing	1,697,021	2,055,714	1,020,777	238,236	88,516	106,584	7,910	4,665	30,485	5,249,908	3,895,641
Real estate financing	1,918,363	6,160,984	437,211	245,525	124,192	74,500	92,511	22,879	64,758	9,140,923	5,143,892

Lease operations	1,581,078	37,062,289	6,328,541	2,259,887	913,269	464,401	337,344	244,358	762,096	49,953,263	32,308,677

Credit card operations	-	9,051,080	7,529,848	2,120,353	1,658,940	623,589	437,062	317,491	2,288,954	24,027,317	11,164,056

Advances on exchange contracts (1)	2,703,838	2,067,092	1,140,164	1,215,051	107,370	12,017	10,180	18,189	49,782	7,323,683	2,044,816

Other sundry receivables (2)	63,702	172,266	13,333	43,583	9,817	8,253	1,673	755	16,619	330,001	112,238

Total operations with credit granting characteristics	47,831,078	106,478,914	44,051,722	16,345,669	8,883,147	4,035,599	2,779,368	1,505,293	8,379,488	240,290,278	125,660,133
Endorsements and sureties (3)										32,439,162	12,030,632

Total with endorsements and sureties	47,831,078	106,478,914	44,051,722	16,345,669	8,883,147	4,035,599	2,779,368	1,505,293	8,379,488	272,729,440	137,690,765
Total - 03/31/2008	19,508,699	63,596,682	24,503,112	6,819,066	4,025,871	2,174,335	1,328,562	644,942	3,058,864	125,660,133
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	89

II – By maturity and risk level

	03/31/2009										03/31/2008
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,545,800	2,409,530	1,459,866	1,056,656	749,785	484,011	1,876,668	11,582,316	5,615,444
01 to 30	-	-	163,821	131,918	131,319	61,608	51,590	32,519	134,925	707,700	377,698
31 to 60	-	-	167,308	120,118	87,183	58,761	49,193	32,154	125,408	640,125	264,992
61 to 90	-	-	148,525	110,682	81,462	54,644	41,949	29,074	111,854	578,190	246,280
91 to 180	-	-	418,831	312,668	215,601	149,105	112,601	76,967	290,667	1,576,440	722,412
181 to 365	-	-	756,496	553,514	336,098	244,369	180,758	124,466	453,715	2,649,416	1,295,421
Over 365	-	-	1,890,819	1,180,630	608,203	488,169	313,694	188,831	760,099	5,430,445	2,708,641
Overdue installments	-	-	587,822	859,313	1,438,291	1,011,523	1,154,202	801,643	4,892,282	10,745,076	4,063,064
01 to 14	-	-	36,456	59,642	39,042	26,385	23,109	14,166	55,838	254,638	120,197
15 to 30	-	-	551,366	238,214	338,831	113,241	76,638	31,190	183,692	1,533,172	633,646
31 to 60	-	-	-	561,457	463,630	191,265	139,801	59,708	272,329	1,688,190	656,549
61 to 90	-	-	-	-	596,788	184,125	175,203	78,443	255,144	1,289,703	484,919
91 to 180	-	-	-	-	-	496,507	739,451	618,136	950,980	2,805,074	1,197,367
181 to 365	-	-	-	-	-	-	-	-	3,018,405	3,018,405	887,560
Over 365	-	-	-	-	-	-	-	-	155,894	155,894	82,826
SUBTOTAL	-	-	4,133,622	3,268,843	2,898,157	2,068,179	1,903,987	1,285,654	6,768,950	22,327,392	9,678,508
SPECIFIC ALLOWANCE	-	-	(41,336)	(98,065)	(289,816)	(620,453)	(951,993)	(899,958)	(6,768,950)	(9,670,571)	(3,604,336)
SUBTOTAL - 03/31/2008	-	-	2,261,980	1,553,943	1,250,457	894,666	806,995	574,375	2,336,092	9,678,508
					NON-OVERDUE OPERATIONS
Falling due installments	47,679,380	105,884,344	39,454,380	12,788,610	5,776,438	1,908,152	841,248	207,086	1,515,917	216,055,555	114,983,720
01 to 30	9,003,278	15,152,369	12,040,196	5,118,021	2,235,632	472,177	192,053	63,710	479,547	44,756,983	24,228,344
31 to 60	3,981,045	8,880,880	3,853,506	1,417,069	501,256	119,402	76,012	16,934	162,999	19,009,103	9,855,406
61 to 90	4,417,286	6,585,588	3,129,805	1,033,951	378,438	84,261	47,319	10,298	96,599	15,783,545	8,073,815
91 to 180	6,265,731	12,877,687	4,774,557	1,575,683	630,602	194,629	118,262	21,310	174,317	26,632,778	13,598,158
181 to 365	6,152,365	18,304,281	5,533,198	1,314,133	730,157	287,679	146,568	35,913	211,286	32,715,580	17,423,559
Over 365	17,859,675	44,083,539	10,123,118	2,329,753	1,300,353	750,004	261,034	58,921	391,169	77,157,566	41,804,438
-
Overdue up to 14 days	151,698	594,570	463,720	288,216	208,552	59,268	34,133	12,553	94,621	1,907,331	997,905
SUBTOTAL	47,831,078	106,478,914	39,918,100	13,076,826	5,984,990	1,967,420	875,381	219,639	1,610,538	217,962,886	115,981,625
GENERIC ALLOWANCE	-	(532,395)	(399,181)	(392,305)	(598,499)	(590,226)	(437,691)	(153,747)	(1,610,538)	(4,714,581)	(2,392,743)
SUBTOTAL - 03/31/2008	19,508,699	63,596,682	22,241,132	5,265,123	2,775,414	1,279,669	521,567	70,567	722,772	115,981,625
GRAND TOTAL	47,831,078	106,478,914	44,051,722	16,345,669	8,883,147	4,035,599	2,779,368	1,505,293	8,379,488	240,290,278	125,660,133
EXISTING ALLOWANCE	(1,121,571)	(1,054,142)	(1,317,146)	(1,632,932)	(2,664,055)	(2,017,396)	(1,945,280)	(1,505,142)	(8,379,488)	(21,637,152)	(8,147,079)
Minimum allowance required (3)	-	(532,395)	(440,517)	(490,370)	(888,314)	(1,210,679)	(1,389,684)	(1,053,705)	(8,379,488)	(14,385,152)	(5,997,079)
Additional allowance (4)	(1,121,571)	(521,747)	(876,629)	(1,142,562)	(1,775,741)	(806,717)	(555,596)	(451,437)	-	(7,252,000)	(2,150,000)
GRAND TOTAL 03/31/2008	19,508,699	63,596,682	24,503,112	6,819,066	4,025,871	2,174,335	1,328,562	644,942	3,058,864	125,660,133
EXISTING ALLOWANCE	-	(317,983)	(245,031)	(656,153)	(1,207,360)	(1,086,951)	(929,860)	(644,877)	(3,058,864)	(8,147,079)
Minimum allowance required (3)	-	(317,983)	(245,031)	(204,572)	(402,588)	(652,301)	(664,281)	(451,459)	(3,058,864)	(5,997,079)
Additional allowance (4)	-	-	-	(451,581)	(804,772)	(434,650)	(265,579)	(193,418)	-	(2,150,000)	-
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	The balance of non-accrual operations amounts to R$ 13,383,742 (R$ 5,451,819 at 03/31/2008);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	90

III –	By business sector

	03/31/2009%		03/31/2008%
PUBLIC SECTOR	1,621,034	0.7	887,200	0.7
Generation, transmission and distribution of electric energy	903,462	0.4	571,005	0.5
Chemical and petrochemical	234,089	0.1	122,926	0.1
Other	483,483	0.2	193,269	0.2
PRIVATE SECTOR	238,669,244	99.3	124,772,933	99.3
COMPANY	134,697,883	56.1	60,260,147	48.0
INDUSTRY AND COMMERCE	73,023,637	30.4	32,957,022	26.2
Food and beverages	11,732,761	4.9	5,417,503	4.3
Autoparts and accessories	2,732,343	1.1	1,233,859	1.0
Agribusiness capital assets	624,270	0.3	283,845	0.2
Industrial capital assets	3,598,835	1.5	1,345,709	1.1
Pulp and paper	1,650,738	0.7	797,878	0.6
Distribution of fuels	1,787,472	0.7	633,059	0.5
Electrical and electronic	5,187,988	2.2	2,680,894	2.1
Pharmaceuticals	1,626,746	0.7	897,997	0.7
Fertilizers, insecticides and crop protection	2,324,867	1.0	1,435,762	1.1
Tobacco	884,087	0.4	264,319	0.2
Import and export	2,040,790	0.8	1,212,290	1.0
Hospital care materials and equipment	604,280	0.3	300,871	0.2
Construction material	3,221,729	1.3	877,933	0.7
Steel and metallurgy	8,788,810	3.7	3,307,538	2.6
Wood and furniture	2,337,106	1.0	1,184,222	0.9
Chemical and petrochemical	5,938,742	2.5	3,151,556	2.5
Supermarkets	842,168	0.4	261,025	0.2
Light and heavy vehicles	5,212,478	2.2	2,026,832	1.6
Clothing	4,885,031	2.0	2,156,257	1.7
Other - Commerce	3,791,786	1.6	1,627,009	1.3
Other - Industry	3,210,610	1.3	1,860,664	1.5
SERVICES	43,384,427	18.1	19,632,538	15.6
Heavy construction (Constructors)	2,668,846	1.1	1,025,324	0.8
Financial	5,266,198	2.2	2,829,774	2.3
Generation, transmission and distribution of electric energy	5,177,836	2.2	1,874,328	1.5
Holding company	2,881,739	1.2	1,557,980	1.2
Real estate agents	5,447,875	2.3	2,587,251	2.1
Media	2,055,498	0.9	1,246,755	1.0
Service companies	2,720,200	1.1	1,232,852	1.0
Health care	1,152,014	0.5	407,300	0.3
Telecommunications	1,501,651	0.6	956,822	0.8
Transportation	8,466,070	3.5	2,834,260	2.3
Other services	6,046,500	2.5	3,079,892	2.5
PRIMARY SECTOR	14,530,804	6.0	6,331,572	5.0
Agribusiness	12,402,023	5.2	5,137,224	4.1
Mining	2,128,781	0.9	1,194,348	1.0
OTHER COMPANIES	3,759,015	1.6	1,339,015	1.1
INDIVIDUALS	103,971,361	43.3	64,512,786	51.3
Credit cards	23,786,134	9.9	10,968,670	8.7
Consumer loans/overdraft	24,398,801	10.2	16,188,993	12.9
Real estate financing	7,020,077	2.9	4,628,295	3.7
Vehicles	48,766,349	20.3	32,726,828	26.0

GRAND TOTAL	240,290,278	100.0	125,660,133	52.3

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	91

b)	Credit concentration

	03/31/2009		03/31/2008
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,087,803	1.5	1,552,898	1.1
20 largest debtors	26,883,341	9.9	9,818,782	7.1
50 largest debtors	44,484,866	16.3	16,171,498	11.7
100 largest debtors	60,434,866	22.2	22,312,138	16.2

	03/31/2009		03/31/2008
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,930,631	1.6	1,570,561	1.0
20 largest debtors	43,243,240	13.9	16,685,851	10.6
50 largest debtors	66,166,639	21.3	26,200,255	16.7
100 largest debtors	86,744,382	27.9	35,209,133	22.4
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 a 03/31/2009	01/01 a 03/31/2008
Opening Balance	(19,972,155)	(7,925,660)
Net increase for the period	(3,834,399)	(1,829,668)
Minimum required by Resolution No. 2682/99	(4,373,399)	(1,829,668)
Additional	539,000	-
Write-Off	2,169,402	1,608,249
Closing balance	(21,637,152)	(8,147,079)
Specific allowance (1) (3)	(9,670,571)	(3,604,336)
Generic allowance (2) (3)	(4,714,581)	(2,392,743)
Additional allowance (4)	(7,252,000)	(2,150,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation.
(3)
The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 430,860 (R$ 342,563 at 03/31/2008) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682, of 12/21/1999, amended by article 2 of Resolution No. 2,697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts.

(4)
Refers to the additional provision to the minimum percentage required by CMN Resolution No. 2,682, of December 21, 1999, recognized within the prudential criteria by Management and in conformity with the good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal in the economy cycle, quantified in view of the historic permanence of loan portfolios in economic crises situations.

Starting 12/31/2008, considering the current economic scenario and the uncertainties related thereto, the criteria for recognition of an additional allowance for loan risks have been revised so as to include the portion related to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the historic scenarios noted in the recent past.

At 03/31/2009, the balance of the provision in relation to the loan portfolio is equivalent to 9.0% (6.5% at 03/31/2008).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	92

d)	Recovery and renegotiation of credits

I-	Composition of the result of allowance for loan losses

	01/01 to 03/31/2009	01/01 to 03/31/2008
Expense for allowance for loan losses	(3,834,399)	(1,829,668)
Income from recovery of credits written off as loss	409,691	246,716
Result of allowance for loan losses	(3,424,708)	(1,582,952)

II -	Renegotiated credits

	03/31/2009	03/31/2008
Renegotiated credits	6,051,813	2,862,365
Allowance for loan losses	(3,049,474)	(1,443,184)
(%)	50.4	50.4

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	93

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2.921, of January 17, 2002.

	03/31/2009					01/01 to 03/31/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
f) Restricted operations on assets
Loan operations	112,489	212,426	3,087	19,216	347,218	1,906
Restricted operations on assets
Liabilities from restricted operations on assets	112,481	212,192	3,087	19,216	346,976	(1,568)
Net revenue from restricted operations						338

At March 31,2009, there were no balances in default.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	94

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2009	03/31/2008
ASSETS – OTHER RECEIVABLES	39,424,115	25,819,424
Exchange purchase pending settlement – foreign currency	24,801,070	13,594,210
Bills of exchange and term documents – foreign currency	69	488
Exchange sale rights – local currency	15,005,673	12,471,365
(-) Advances received – local currency	(382,697)	(246,639)
LIABILITIES – OTHER LIABILITIES (Note 2a)	38,706,373	25,966,175
Exchange sales pending settlement – foreign currency	18,642,083	12,442,375
Liabilities from purchase of foreign currency – local currency	20,061,624	13,519,617
Other	2,666	4,183
MEMORANDUM ACCOUNTS	446,940	323,431
Outstanding import credits – foreign currency	390,146	290,085
Confirmed export credits – foreign currency	56,794	33,346

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	95

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDINGS

a)	Summary

	03/31/2009						03/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	91,513,977	14,822,003	12,435,255	83,686,876	202,458,111	48.9	78,444,889	38.4
Deposits received under securities repurchase agreements	68,987,317	9,036,784	10,292,442	39,193,101	127,509,644	30.8	85,691,549	42.0
Funds from acceptance and issuance of securities	1,800,254	7,584,084	2,697,029	8,478,012	20,559,379	5.0	7,177,471	3.5
Borrowings and onlending	3,833,927	9,681,443	6,918,451	18,166,829	38,600,650	9.3	18,962,006	9.2
Securitization of foreign payment orders	-	110,526	167,209	1,066,435	1,344,170	0.3	1,026,150	0.5
Subordinated debt (*)	-	68,128	1,201,122	22,587,138	23,856,388	5.8	13,058,720	6.4
TOTAL	166,135,475	41,302,968	33,711,508	173,178,391	414,328,342		204,360,785
% per maturity term	40.1	10.0	8.1	41.8
TOTAL – 03/31/2008	95,166,870	22,391,391	19,546,169	67,256,355	204,360,785
% per maturity term	46.5	11.0	9.6	32.9
(*) Includes R$ 910,192 (R$ 687,595 at 03/31/2008) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	03/31/2009						03/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	25,191,121	-	-	-	25,191,121	12.5	18,573,286	23.7
Savings accounts	39,346,521	-	-	-	39,346,521	19.4	28,388,265	36.2
Interbank	1,645,047	1,076,104	677,516	212,403	3,611,070	1.8	1,575,633	2.0
Time deposits	24,336,559	13,745,899	11,757,739	83,474,473	133,314,670	65.8	28,634,175	36.5
Other deposits	994,729	-	-	-	994,729	0.5	1,273,530	1.6
TOTAL	91,513,977	14,822,003	12,435,255	83,686,876	202,458,111		78,444,889
% per maturity term	45.3	7.3	6.1	41.3
TOTAL – 03/31/2008	57,600,861	5,813,851	4,757,420	10,272,757	78,444,889
% per maturity term	73.4	7.4	6.1	13.1

At March 31, 2009, ITAÚ UNIBANCO’s portfolio is composed of Interbank Deposits in the amount of R$ 841,866 (R$ 1,756,744 at 03/31/2008) maturing over 365 days.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	96

c)	Deposits received under securities repurchase agreements

	03/31/2009						03/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	5,158,087	8,749,529	10,292,442	38,923,924	63,123,982	49.5	56,415,232	65.8
Government securities	262,204	232,282	179,218	122,911	796,615	0.6	4,474,154	5.2
Private securities	-	-	-	-	-	-	455,104	0.5
Own issue	3,224,180	7,820,618	10,018,181	38,467,346	59,530,325	46.7	50,024,981	58.4
Foreign	1,671,703	696,629	95,043	333,667	2,797,042	2.2	1,460,993	1.7
Third-party portfolio	63,811,476	165,372	-	213,412	64,190,260	50.3	29,172,509	34.0
Free portfolio	17,754	121,883	-	55,765	195,402	0.2	103,808	0.2
TOTAL	68,987,317	9,036,784	10,292,442	39,193,101	127,509,644		85,691,549
% per maturity term	54.1	7.1	8.1	30.7
TOTAL – 03/31/2008	35,798,064	9,146,425	9,636,605	31,110,455	85,691,549
% per maturity term	41.8	10.7	11.2	36.3

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	97

d)	Funds from acceptance and issuance of securities

	03/31/2009						03/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	1,244,210	5,641,547	727,953	1,301,500	8,915,210	43.4	1,273,193	17.7
DEBENTURES	143,785	22,434	22,527	3,327,408	3,516,154	17.1	2,350,027	32.7
FOREIGN BORROWINGS AND SECURITIES	412,259	1,920,103	1,946,549	3,849,104	8,128,015	39.5	3,554,251	49.5
Trade Related – Issued abroad - Structure Note Issued	40,169	30,489	133,564	212,705	416,927	2.0	850,865	11.9
Non-trade Related	372,090	1,889,614	1,812,985	3,636,399	7,711,088	37.5	2,703,386	37.7
Issued in Brazil - Fixed Rate Notes	-	-	-	-	-	-	20,093	0.3
Issued abroad	372,090	1,889,614	1,812,985	3,636,399	7,711,088	37.5	2,683,293	37.4
Brazil Risk Note Programme	14,023	447,425	1,192,671	765,024	2,419,143	11.8	929,809	13.0
Euro Certificates of Deposits	189,447	510,487	63,445	7,417	770,796	3.7	24,037	0.3
Euro Medium Term Note Programme	50,529	556,581	404,176	783,108	1,794,394	8.7	76,877	1.1
Eurobonds	5,553	301,417	5,110	114,861	426,941	2.1	-	-
Euronotes	-	-	-	-	-	-	136,691	1.9
Fixed Rate Notes	24,674	63,996	14,599	1,654,055	1,757,324	8.5	1,514,817	21.1
Paper	1,518	7,852	571	1,714	11,655	0.1	-	-
Other	86,346	1,856	132,413	310,220	530,835	2.6	1,062	0.0
TOTAL	1,800,254	7,584,084	2,697,029	8,478,012	20,559,379		7,177,471
% per maturity term	8.8	36.9	13.1	41.2
TOTAL – 03/31/2008	465,725	898,412	341,987	5,471,347	7,177,471
% per maturity term	6.5	12.5	4.8	76.2

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	98

e)	Borrowings and onlending

	03/31/2009						03/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWING	2,754,938	7,356,331	4,340,554	5,631,154	20,082,977	52.0	11,885,906	62.7
Domestic	243,627	149,710	71,314	59,533	524,184	1.4	206,855	1.1
Foreign (*)	2,511,311	7,206,621	4,269,240	5,571,621	19,558,793	50.7	11,679,051	61.6
ONLENDING	1,078,989	2,325,112	2,577,897	12,535,675	18,517,673	48.0	7,076,100	37.3
Domestic - official institutions	1,077,814	2,308,655	2,559,080	12,222,702	18,168,251	47.1	5,711,412	30.1
BNDES	257,528	935,287	979,440	6,544,633	8,716,888	22.6	3,014,725	15.9
FINAME	776,356	1,324,642	1,440,771	5,361,761	8,903,530	23.1	2,575,876	13.6
Other	43,930	48,726	138,869	316,308	547,833	1.4	120,811	0.6
Foreign	1,175	16,457	18,817	312,973	349,422	0.9	605,141	3.2
Bills of credit related to agribusiness	-	-	-	-	-	-	759,547	4.0
TOTAL	3,833,927	9,681,443	6,918,451	18,166,829	38,600,650		18,962,006
% per maturity term	9.9	25.1	17.9	47.1
TOTAL-03/31/2008	1,302,220	5,752,395	4,748,010	7,159,381	18,962,006
% per maturity term	6.9	30.3	25.0	37.8
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	99

f)	Securitization of for eign payment orders

Funds obtained abroad through the sales to Braz ilian Diversified Payment Rights Finance Com pany of rights related to payment orde rs receivable abroad.

	03/31/2009					03/31/2008
	31-180	181-365	Over 365	Total	%	Total	%
TOTAL	110,526	167,209	1,066,435	1,344,170	100.0	1,026,150	100.0
% per maturity term	8.2	12.5	79.3
TOTAL - 03/31/2008	143,965	62,074	820,111	1,026,150
% per maturity term	14.0	6.0	80.0

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	100

g)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance w ith the conditions determined by CMN Re solution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:

	03/31/2009					03/31/2008
	31-180	181-365	Over 365	Total	%	Total	%
CDB	28,914	1,200,970	18,825,267	20,055,151	84.0	10,939,979	83.8
Debentures	-	-	-	-	-	604,279	4.6
Euronotes	8,775	-	1,089,437	1,098,212	4.6	826,867	6.3
Bonds	3,295	-	155,314	158,609	0.7	-	-
Eurobonds	27,144	-	1,607,080	1,634,224	6.9	-	-
TOTAL OTHER LIABILITIES	68,128	1,200,970	21,677,098	22,946,196		12,371,125
Redeemable preferred shares	-	152	910,040	910,192	3.8	687,595	5.3
GRAND TOTAL	68,128	1,201,122	22,587,138	23,856,388		13,058,720
% per maturity term	0.3	5.0	94.7
TOTAL - 03/31/2008	636,343	73	12,422,304	13,058,720
% per maturity term	4.9	0.0	95.1

Description

Name of security	Issue	Maturity	Return p.a.	Principal (R$)

Subordinated CDB	December 2002	December 2009	CDI + 0.87%	850,000
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB (2)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (2)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (2)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (2)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB (2)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (2)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (2)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (2)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB (2)	December 2007	December 2014	CDI + 0.60%	10,000
Subordinated CDB (2)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB (2)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38,000
Subordinated CDB (2)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB (2)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated credit facility (3)	December 2004	December 2009	Libor + 2,00%	350,550
Subordinated euronotes	2nd half of 2001	August 2011	10.0%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated bonds	April 2008	October 2031	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Step-up subordinated callable notes (4)	December 2003	December 2013	7.375%	577,840
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (5)	July 2005	Not determined	8.70%	1,195,250
Preferred shares	December 2002	March 2015	1.25%	1,388,841
(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	Subordinated CDBs may not be redeemed in advance;
(3)	The debt may not be fully redeem ed in advance. The return is calculated by using the Libor rate plus 2%, adjusted every six-month period;
(4)	The debt may be fully redeemed in December 2008 or at each subsequent interest payment. The return from the fifth year will stand at 9.375% p.a.;
(5)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	101

NOTE 11 – INSURANCE,  PENSION PLAN AND CAPITALIZATION  OPERATIONS

a)	Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Mathematical provision of benefits to be granted and benefits granted	34,030	6,692	35,992,607	21,337,429	-	-	36,026,637	21,344,121
Unearned premiums	2,778,416	1,007,445	359,896	287,037	-	-	3,138,312	1,294,482
Mathematical provision for redemptions	-	-	-	-	2,072,410	1,074,681	2,072,410	1,074,681
Raffle contingency	-	-	-	-	41,345	43,544	41,345	43,544
Unsettled claims	2,093,155	805,865	119,136	92,031	-	-	2,212,291	897,896
Financial surplus	2,036	1,849	396,970	321,407	-	-	399,006	323,256
IBNR	788,780	207,148	51,772	30,002	-	-	840,552	237,150
Financial variation	376	-	109,022	96,807	-	-	109,398	96,807
Premium deficiency	130,981	77,892	74,078	14,265	-	-	205,059	92,157
Insufficient contribution	-	-	377,275	63,710	-	-	377,275	63,710
Other	64,787	22,789	187,039	87,776	22,880	8,547	274,706	119,112
TOTAL	5,892,561	2,129,680	37,667,795	22,330,464	2,136,635	1,126,772	45,696,991	25,586,916

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	102

b)	Assets Guaranteeing Technical Pro visions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Interbank investments - Money market	590,870	393,324	739,969	305,344	683,273	471,213	2,014,112	1,169,881
Securities and derivative financial instruments	3,297,348	1,037,709	36,720,876	21,805,853	1,591,304	675,039	41,609,528	23,518,601
PGBL/VGBL fund quotas (1)	-	-	32,334,342	19,854,053	-	-	32,334,342	19,854,053
Other	3,297,348	1,037,709	4,386,534	1,951,800	1,591,304	675,039	9,275,186	3,664,548
Government	2,285,938	372,628	3,272,369	687,412	874,249	20,330	6,432,556	1,080,370
Private	1,011,410	665,081	1,114,165	1,264,388	717,055	654,709	2,842,630	2,584,178
Receivables from insurance and reinsurance operations (2)	2,340,677	692,336	303,402	241,613	-	-	2,644,079	933,949
Credit rights	588,438	238,756	303,402	241,613	-	-	891,840	480,369
Reinsurance	1,752,239	453,580	-	-	-	-	1,752,239	453,580
Escrow deposit for claims	121,163	17,502	9,059	-	-	-	130,222	17,502
TOTAL	6,350,058	2,140,871	37,773,306	22,352,810	2,274,577	1,146,252	46,397,941	25,639,933
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers' responsibility, are recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)	Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to 03/31/2009	01/01 to
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008		03/31/2008
Income from financial operations	47,244	34,422	85,462	117,675	13,168	9,659	145,874	161,756
Financial income from insurance, pension plan and capitalization operations	60,742	34,500	1,063,071	516,820	48,776	27,310	1,172,589	578,630
Financial expenses from insurance, pension plan and capitalization operations	(13,498)	(78)	(977,609)	(399,145)	(35,608)	(17,651)	(1,026,715)	(416,874)
Results of insurance, pension plan and capitalization operations	295,833	153,178	115,378	100,117	90,376	65,198	501,587	318,493
Premiums and contributions	1,418,885	569,934	2,508,920	1,708,585	381,421	234,056	4,309,226	2,512,575
Changes in technical provisions	75,993	12,951	(2,286,750)	(1,543,809)	(235,131)	(161,752)	(2,445,888)	(1,692,610)
Expenses for claims	(845,970)	(335,583)	(79,511)	(52,391)	-	-	(925,481)	(387,974)
Selling expenses	(320,066)	(87,928)	(12,321)	(7,048)	(3,861)	(630)	(336,248)	(95,606)
Expenses for benefits and raffles	(1,491)	-	(6,145)	(3,782)	(6,648)	(6,333)	(14,284)	(10,115)
Other revenues and expenses	(31,518)	(6,196)	(8,815)	(1,438)	(45,405)	(143)	(85,738)	(7,777)
TOTAL	343,077	187,600	200,840	217,792	103,544	74,857	647,461	480,249

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	103

NOTE 12 - CONTIN GENT ASSETS AND LIABILI TIES AND LEGAL LIABILI TIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO and its s ubsidiaries are involved in contingencies in the o rdinary course of their businesses, as follows :

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: qua ntified upon judicial notification, and adju sted monthly:

-
Collective (lawsuits related to claims conside red similar and usual and the amounts of which are not considered signific ant): according to t he statistical referenc es per group of lawsui ts, type of legal bo dy (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits r elated to claims conside red unusual and the amounts of which are considered signi ficant): at the claimed i ndemnity amount, based on the evidence presented and on the evaluation of legal advisors, which co nsiders case law, leg al opinions raised, e vidence produced in the records and the judic ial decisions to be issued – r elating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guara ntee for their execution or to the definitive exe cution amount (indisputabl e amount) when the clai m is awarded a final and unappealable judgment.

Labor claims: these a re calculated upon judicia l notification and adjusted monthly by the moving avera ge of payment of lawsuits closed in the last 12 months plus the average cos t of fees paid for lawsuits related to claims considered similar and usual and adjusted to the amounts dep osited in guarantee, to th e execution amount (indis putable amount) when it is in t he stage of being a final and unappealable decision, or based on the indiv idual analysis of the potential amount of prob able loss for lawsuit s with significant amount s.

Tax and social se curity lawsuits: calculat ed upon judicial notifi cation of administrative p roceedings based on their monthly adjusted amounts.

Other risks: calculated mainly based on the a ssessment of credit risk on joint obligations.

-
Contingencies c lassified as probab le: are recognized in the accounting books and comprise Civil Lawsui ts demanding compensation f or property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of i nformation in the credit protection registry, most of these actions being filed in the S mall Claims Court and t herefore limited to 40 m inimum monthly wages; Lab or Claims seeking the rec overy of alleged labor rights based on labo r legislation specif ic to the related pr ofession, such as overtim e, salary equalization, reinstatement, transfer all owance, pension plan su pplement and other; Tax and So cial Security represent ed mainly by lawsuits and administrative pro ceedings involving federal and municipal tax es; and Other Risks represented basically b y the joint obligatio n for securitized r ural loans.

The table below shows the changes in the respec tive provisions for contingent l iabilities and the respectiv e escrow deposits balan ces:

						01/01 to
	01/01 to 03/31/2009					03/31/2008
			Tax and social
Change in provision for contingent liabilities	Civil	Labor	security	Other	Total	Total
Opening Balance	2,169,060	2,943,186	2,760,158	192,058	8,064,462	3,655,925
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(125,528)	(551,139)	(15,784)	-	(692,451)	(618,490)
Subtotal	2,043,532	2,392,047	2,744,374	192,058	7,372,011	3,037,435
Restatements/Charges	33,350	128,315	102,741	-	264,406	34,060
Changes in the period reflected in results (Notes 13f and 13i)	340,948	159,800	55,001	(2,176)	553,573	309,667
Increase	406,573	200,951	58,076	-	665,600	356,852
Write-offs through reversal	(65,625)	(41,151)	(3,075)	(2,176)	(112,027)	(47,185)
Payments	(182,974)	(113,743)	(15,751)	-	(312,468)	(201,239)
Subtotal	2,234,856	2,566,419	2,886,365	189,882	7,877,522	3,179,923
(+) Contingencies guaranteed by indemnity clause (Note 4n I)	144,695	629,661	18,635	-	792,991	684,947
Closing Balance (Note 13c)	2,379,551	3,196,080	2,905,000	189,882	8,670,513	3,864,870
Closing Balance at 03/31/2008 (Note 13c)	1,406,788	1,794,365	566,473	97,244	3,864,870
Escrow deposits at 03/31/2009 (Note 13a)	940,769	1,420,929	897,189	-	3,258,887
Escrow deposits at 03/31/2008 (Note 13a)	523,664	852,221	304,366	-	1,680,251

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	104

-
Contingencies classif ied as possible: not re cognized in the account ing books and comprise Civil Lawsuits amounting to R$ 3 35,775 and Tax and Social Se curity Lawsuits amounting to R$ 2,518,880, and the principal characteristics of thes e lawsuits are describ ed below:

●
ISS – Banking Instit utions – R$ 301,032: refe rs to tax assessments notices iss ued by municipalities for colle ction of ISS on amount s recorded in severa l accounts, on the gro unds of being servic e revenue. An administrat ive final decision or tax foreclosure is p ending.

●	Deductibility of l osses in receipt of l oans - R$ 254,823: asse ssment notice issued because inspection authori ties understood that disc ounts granted in renegotiatio n are nondeductible.

●	Deductibility of goo dwill in purchase of invest ments – R$ 194,150: assessment notices that discuss the deduc tion of goodwill of merged c ompanies;

●
Levy of social se curity contributions on non-compensatory amounts – R$ 162,871: administr ative and court discussi on on the portions that, a ccording to the company’s understanding, are not part of contribution salary f or social security tax purposes.

●
IRPJ/PDD – (income tax/allowance for loan lo sses) - R$ 161,316: reje ct the Regulatory Instr uction (IN) No. 80/93, which re duced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Loss es in base year 1993, calculated by adopting the IN No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to ev ents occurred in the fiscal year when it wa s enacted (principle of anteriority). A su spension was awarded for the bank’s appeal; howev er, the judgment by the Federal Regional Court of the 3rd Region is pending;

●
Dismissal of offset request – R$ 137,218: offs et requests which were not validated due to for mal issues or alleged la ck of evidence of cr edit liquidity. Issue disc ussed in the administ rative level, in which the company stated its defense and exhibit ed documentation evidenc ing credit liquidity;

●
Apportionment of Net Assets by Book Value – R$ 126,541: refers to the tax assessment notice issu ed due to the deduction of c apital loss computed in the wi nding-up and liquidati on of investments. Awa iting Court's decision.

●
Assessment notices about the Declaration of Federa l contributions and Ta xes (DCTF) – R$ 73,673: elect ronic assessment notices issued by the Federal Revenue Reserve, challenged at the administrative level, in which submitted docume ntation is being analyze d;

●
Criteria for taxation of revenues made available abro ad - R$ 58,858: assessment noti ces in relation to which t he inspection authoritie s discuss calculation criteria for calculat ion basis and taxable event;

●
Offset of tax loss of companies merged wit hout the 30% limitation – R$ 65,070: assessment notice which discusses the application of a 30% limit when off setting tax loss carryfor wards, in case of mer ger of company.

●
ITR (Rural Land Tax ) - R$ 61,284: refers to ITR amounts charged relate d to farms, which we re received as payment in kind, with arbitrage of tax basis, because there is no evidence that a scrap of the land is a legal re serve;

●	Levy of ISS on leas ing operations – R$ 57,07 1: tax assessment notices and/or tax foreclosures of munici palities that allege the l evy of ISS on leasing ope rations in their territories .

In ITAÚ UNIBANCO CONSOLIDAT ED, the following are in guarantee of voluntary resources rest ricted, deposited or recorded the amount below :

	03/31/2009	03/31/2008
Securities	1,588,948	1,198,254
Deposits in guarantee	2,247,002	1,637,171
Permanent assets (*)	788,984	995,464
(*)
As per article 32 of Law 10.522, of July 19, 2002. On April 10, 2007, in Unconstitutiona lit y Lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutiona l the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of t he pledging of guarantees to the Federal Revenue Service.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	105

The Receivables balance arising from reimbursements of contingencies totals R$ 1,392,167 (R$ 874,389 at 03/31/2008) (Note 13a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

Itaú Unibanco Holdin g S .A. – Complete Financial Statements - March 31, 2009	106

c)	Legal L iabilities – Tax and Social Security and E scrow Deposits for filing L egal Processes – recognized at the full amount being que stioned and respective escrow deposits, as follows:

Change in legal liabilities	01/01 to 03/31/2009	01/01 to 03/31/2008
Opening balance	8,893,015	5,433,380
Changes in the period reflected in results	658,718	280,628
Charges on taxes	353,889	86,337
Net increase	399,617	253,816
Write-offs through reversal (*)	(94,788)	(59,525)
Payments	-	(39,081)
Closing balance (Note 14c)	9,551,733	5,674,927
Probability of loss
Probable	1,629,287	1,003,121
Possible	476,223	292,544
Remote	7,446,223	4,379,262
(*)	Refers basically to the Reversal of Provision for PIS Constitutional Amendment No. 17/97 x principles of anteriority over 90 days and non-retroactivity.

Change in escrow deposits	01/01 to 03/31/2009	01/01 to 03/31/2008
Opening balance	4,422,970	3,013,026
Appropriation of income	262,623	54,098
Changes in the period	115,978	244,940
Deposited	122,711	244,940
Withdrawals	(4,622)	-
Convertion into income	(2,111)	-
Closing balance (Note 13a)	4,801,571	3,312,064

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	107

The main natures of pr ocesses are described as follows:

●
PIS and COFINS X La w 9,718/98 – R$ 5,895,010 – Assert the right of p aying contributions to P IS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718 of November 27, 1998, which e stablished the inapp ropriate extension of the c alculation bases of these contributions. The corre sponding escrow deposit totals R$ 945,646;

●
IRPJ and CSLL X Prof it Earned Abroad – R$ R$ 868,538. Aimed at reje cting the requirement set f orth by Regulatory Instru ction No. 213 of October 7, 2002, in view of its il legality, determining t he inclusion of equity in earnings in the calcu lation of taxable income and the CSLL calculati on basis, including that from disposal of investment ab road. The corresponding escrow deposit totals R$ 537,366;

●
CSLL X Equality – R$ 405,184 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 of De cember 26, 1995, rejecting t he provisions of paragraph 1 therein, which sets f orth a differentiated rate ( 18%) for financial instituti ons, in view of the infraction to the principle of equ ality. The correspondi ng escrow deposit totals R$ 277,164;

●
CSL x Non Employers – R$ 400,780 – Assert the right of paying so cial contribution on net income (CSLL), since it does not fit into th e employers concept (Article 2 of the Consol idation of Labor Laws - CLT ), thus recognizing the illegality and uncon stitutionality of Law No. 7,689/88, which und uly increased the CSLL bas is, considering any com pany as debtor. The escr ow deposit balance totals R$ 127,374.

●
PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/ 97 (July 1997 to Februar y 1998) – R$ 286,853 – Ai med at rejecting the l evy of PIS based on pri nciples of anteriority over 90 days and non-retroac tivity of Constitution al Amendments Nos. 10/96 and 1 7/97, and nonexistence of legi slation for this period. Succ essively, aimed at pay ing PIS over the ment ioned period based on Suppl ementary Law No. 7/70. The corresponding escrow deposit totals R$ 65,114;

●
INSS X Supplementary Law No. 84/96 and Addi tional rate of 2.5% – R$ 26 4,465 – Aimed at rejec ting the levy of social se curity contribution at 15%, as well as an addit ional rate of 2.5%, on compensation paid to servic e providers that are i ndividuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionalit y, as this contribution h as the same taxable year and income tax calculat ion basis, going agains t the provisions of Articles 15 3, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corres ponding escrow deposit t otals R$ 219,196;

According to the op inion of the legal advis ors, ITAÚ UNIBANCO and its s ubsidiary companies are not involved in any ot her administrative proc eedings or lawsuits that may significantl y affect the results o f their operations. Th e combined evaluation of all existing pro visions for all continge nt liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involvi ng small amounts and se parate analysis by in ternal and external legal adv isors of other cases, s howed that the amounts provi ded for are sufficient, acco rding to the CMN Resolutio n No. 3,535 of January 31, 2 008.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	108

NOTE 13 – BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	03/31/2009	03/31/2008
Deferred tax assets (Note 14b I)	26,345,826	7,004,588
Social contribution for offset (Note 14b I)	1,251,695	919,708
Taxes and contributions for offset	3,583,583	1,203,934
Escrow deposits in guarantee for provision for contingent liabilities (Note 12b)	5,505,889	3,317,422
Contingencies classified as probable	3,258,887	1,680,251
Contingencies classified as possible	2,247,002	1,637,171
Escrow deposits for legal liabilities - tax and social security (Note 12c)	4,801,571	3,312,064
Escrow deposits for foreign fund raising program	809,113	403,865
Receivables from reimbursement of contingent liabilities (Note 12b)	1,392,167	874,389
Receivables from the sale of the Credicard brand	-	227,284
Sundry domestic debtors	583,989	297,219
Sundry foreign debtors	119,492	270,731
Recoverable payments	56,013	25,849
Salary advances	72,757	46,304
Amounts receivable from related companies	37,068	16,845
Operations without credit granting characteristics	627,225	180,346
Securities and credits receivable	829,910	193,233
(Allowance for other loan losses)	(202,685)	(12,887)
Other	208,466	141,168
Total	45,394,854	18,241,716

In ITAÚ UNIBANCO, Other Sund ry Receivables are basically c omposed of Taxes and Contri butions for Offset of R$ 245,204 (R$ 29,950 at 03/31/2008) and Deferred Tax A ssets of R$ 405,876 (R$ 141.808 at 03/31/2008) (Note 14b I).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	109

b)	Prepaid expenses

	03/31/2009	03/31/2008
Commissions	2,584,776	1,923,388
Related to insurance and pension plan	297,771	149,148
Related to vehicle financing	2,170,482	1,744,487
Other	116,523	29,753
Credit Guarantee Fund (*)	848,312	-
Advertising	349,463	121,089
Other	257,693	176,949
Total	4,040,244	2,221,426
(*)	Refers to the spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian Deposit Guarantee Fund, according to BACEN Circular No. 3,416, of 10/24/2008.

Itaú Unibanco Holdin g S .A. – Complete Financial Statements - March 31, 2009	110

c)	Other sundry liabilities

	03/31/2009	03/31/2008
Provision for contingent liabilities (Note 12b)	8,670,513	3,864,870
Provision for sundry payments	1,934,027	928,907
Provision for personnel	868,897	501,674
Sundry creditors - local	608,128	449,228
Sundry creditors - foreign	374,661	230,634
Liabilities for official agreements and rendering of payment services	431,808	252,585
Related to insurance operations	1,178,488	210,788
Liabilities for purchase of assets and rights	12,211	91,935
Creditors of funds to be released	307,048	143,722
Funds from consortia participants	127,728	49,862
Provision to cover actuarial deficit (Note 19c)	119,378	27,419
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	1,226,236	-
Provision for health insurance (2)	534,212	-
Lease obligations (3)	127,380	-
Other	330,686	19,525
Total	16,851,401	6,771,149
(1)	Provision set up to cover expenditures on communication with customers, adequacy of systems and personnel.
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims.

(3)	Recognized in compliance with CVM Resolution No. 554, of November 12, 2008, arising from lease operations carried out by UNIBANCO.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	111

d)	Banking service fees

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Asset management	494,633	482,341
Funds management fees	484,788	472,246
Consortia management fees	9,845	10,095
Current account services (*)	90,392	75,752
Credit cards	1,356,937	601,371
Annual fees	263,604	169,592
Other services	1,093,334	431,780
Relationship with stores	999,792	328,842
Credit card processing	93,542	102,938
Sureties and credits granted	277,503	504,350
Loan operations (*)	164,058	460,942
Guarantees provided	113,445	43,408
Collection services	365,932	243,688
Collection fees	245,539	128,258
Collection services	57,933	56,672
Interbank charges (securities, checks and wire)	62,460	58,758
Other	334,052	220,498
Brokerage	69,235	75,658
Custody services and management of portfolio	37,168	33,704
Economic and financial advisory	20,557	21,294
Foreign exchange services	19,487	14,188
Consultation to Serasa	8,418	1,443
Other services	179,187	74,211
Total	2,919,449	2,128,000
(*)	The balances from January 1 to March 31, 2008 were reclassified as Income from Bank Charges, as provided for by Article 9 of the BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 13e).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	112

e)	Income from bank charges

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Loan operations/registration	220,436	112,159
Deposit account	40,361	16,609
Transfer of funds	26,599	15,185
Service package fees and other	356,177	228,792
Total (*)	643,573	372,745
(*)
Refers to priority services that started to be disclosed under this heading according to BACEN Circular Letter No. 3.324 of June 12, 2008. The bank charges arising from differentiated banking services are still recorded under the heading Banking Service Fees, as provided for by Articles 4 and 5 of CMN Resolution No. 3,518, of December 6, 2007.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	113

f)	Personnel expenses

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Compensation	(1,405,034)	(838,878)
Charges	(445,379)	(246,529)
Welfare benefits	(357,962)	(205,804)
Training	(27,891)	(15,516)
Subtotal	(2,236,266)	(1,306,727)
Severance pay	(861)	(31,239)
Labor claims (Note 12b)	(159,800)	(115,776)
Total	(2,396,927)	(1,453,742)

g)	Other administrative expenses

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Data processing and telecommunications	(642,775)	(416,855)
Depreciation and amortization	(305,109)	(138,530)
Facilities	(444,066)	(227,405)
Third-party services	(704,786)	(285,578)
Financial system services	(197,274)	(131,951)
Advertising, promotions and publications	(170,631)	(91,401)
Transportation	(91,572)	(64,414)
Materials	(64,643)	(47,173)
Security	(93,197)	(59,639)
Travel expenses	(25,798)	(17,200)
Legal	(8,441)	(8,537)
Other	(119,196)	(69,183)
Total	(2,867,488)	(1,557,866)

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	114

h)	Other operating revenues

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Reversal of operating provisions - Legal liabilities - tax and social security (Note 12c)	94,788	59,525
Recovery of charges and expenses	78,257	32,755
Other	118,346	62,624
Total	291,391	154,904

i)	Other operating expenses

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Provision for contingencies (Note 12b)	(393,773)	(228,442)
Civil lawsuits (1)	(340,948)	(189,057)
Tax and social security	(55,001)	(39,139)
Other	2,176	(245)
Selling - credit cards	(327,167)	(134,378)
Claims	(113,431)	(58,910)
Foreign exchange variation on liabilities of companies abroad	-	(9,287)
Equity in subsidiaries, not arising from net income	(4,581)	(8,367)
Amortization of goodwill on investments (2)	(530,503)	-
Expenses for lease interests (Note 13c)	(3,388)	-
Other	(307,931)	(79,093)
Total	(1,680,774)	(518,477)
(1)	From January 1 to March 31, 2009, includes the provision for economic plans amounting to R $ 84,277 (R$ 83,734 from January 1 to March 31, 2008).
(2)	From January 1 to March 31, 2009, refers basically to goodwill of Redecard S.A. operation (Notes 2a and 22l).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	115

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 03/31/2009	01/01 to 03/31/2008
Income before income tax and social contribution	3,703,479	3,102,986
Charges (Income Tax and Social Contribution) at the rates in effect (Note 4o)	(1,481,391)	(1,055,015)

Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (additions) exclusions	339,493	215,866
Investments in affiliates	10,197	29,659
Foreign exchange variation on investments abroad	(110,522)	(27,217)
Interest on capital	374,391	163,411
Dividends, interest on external debt bonds and tax incentives	178,516	74,348
Amortization of goodwill on purchase of investments	(134,990)	-
Other	21,901	(24,335)
Temporary (additions) exclusions	559,647	424,352
Allowance for loan losses	(621,001)	(109,788)
Excess (insufficiency) of depreciation of leased assets	746,831	577,295
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	441,835	28,930
Legal liabilities - tax and social security, contingent liabilities and restatement of escrow deposits	(217,528)	(54,809)
Realization of goodwill on purchase of investment	115,679	61,869
Integration expenditures with ITAU UNIBANCO merger	42,128	-
Other	51,703	(79,145)
(Increase) Offset of tax losses/social contribution loss carryforwards	(921,896)	(319,635)
Expenses for income tax and social contribution	(1,504,147)	(734,432)
Related to temporary differences
Increase (reversal) for the period	362,249	(108,643)
Prior periods increase (reversal)	59,523	85,368
Income (expenses) from deferred taxes	421,772	(23,275)
Total income tax and social contribution	(1,082,375)	(757,707)

II -	Composition of tax expenses:

	01/01 to	01/01 to
	03/31/2009	03/31/2008
PIS AND COFINS	(704,996)	(396,220)
ISS	(121,126)	(69,974)
Other	(73,192)	(46,097)
Total (Note 4o)	(899,314)	(512,291)

At ITAÚ UNIBANCO tax expenses are basically composed of PIS and COFINS in the amount of R$ 352 (R$ 4,913 from 01/01 to 03/31/2008).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	116

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	117

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS			DEFERRED TAX ASSETS
	03/31/2009	03/31/2008	12/31/2008	Realization / Reversal	Increase	03/31/2009	03/31/2008
Reflected in income and expense accounts			24,921,860	(2,224,289)	3,478,396	26,175,967	6,990,619

Related to income tax and social contribution loss carryforwards			3.146.964	(116.742)	780.620	3.810.842	777.213

Related to disbursed provisions			6.548.003	(904.546)	1.173.873	6.817.330	2.509.823
Allowance for loan losses			5,032,128	(520,855)	786,589	5,297,862	2,021,030
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			429,878	(307,774)	197,327	319,431	-
Allowance for real estate			89,719	(39,151)	16,403	66,971	27,503
Goodwill on purchase of investments			751,923	-	124,369	876,292	316,459
Other			244,355	(36,766)	49,185	256,774	144,831

Related to non-disbursed provisions (*)	44,296,343	11,848,945	15,226,893	(1,203,001)	1,523,903	15,547,795	3,703,583
Related to the operation	37,044,343	9,698,945	12,577,953	(1,019,741)	1,523,903	13,082,115	2,972,583
Legal liabilities - tax and social security	5,188,146	2,878,178	1,510,807	(11,019)	423,176	1,922,964	734,666
Provision for contingent liabilities	7,599,641	2,862,774	2,544,030	(120,997)	382,110	2,805,143	940,162
Civil	2,234,856	1,284,945	766,379	(112,818)	204,963	858,524	426,826
Labor	2,288,538	1,021,794	754,920	(4,053)	114,359	865,226	307,488
Tax and social security	2,886,365	556,035	948,472	(4,126)	42,420	986,766	205,848
Other	189,882	-	74,259	-	20,368	94,627	-
Adjustments of operations carried out in futures settlement market	43,527	196,917	32,411	(19,531)	1,971	14,851	66,952
Goodwill on purchase of investments	19,217,429	2,038,274	6,646,097	(112,171)	-	6,533,926	693,013
Provision for integration expenditures with ITAÚ UNIBANCO merger	1,226,236	-	452,472	(35,564)	73,545	490,453	-
Provision related to health insurance operations	534,212	-	212,254	-	1,431	213,685	-
Other non-deductible provisions	3,235,152	1,722,802	1,179,882	(720,459)	641,670	1,101,093	537,790
Related to provisions in excess of the minimum required not disbursed - allowance for loan losses	7,252,000	2,150,000	2,648,940	(183,260)	-	2,465,680	731,000

Reflected in stockholders' equity accounts - adjustment to market value of available-for-sale securities (Note 2b)	499,585	41,085	193,741	(23,882)	-	169,859	13,969

Total	44,795,928	11,890,030	25,115,601	(2,248,171)	3,478,396	26,345,826	7,004,588
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			1,295,804	(44,109)	-	1,251,695	919,708
(*)
From a financial point of view, rather than recording the provision of R$ 44,296,343 (R$ 11,848,945 at 03/31/2008) and deferred tax assets of R$ 15,547,795 (R$ 3,703,583 at 03/31/2008), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 26,345,826 (R$ 7,004,588 at 03/31/2008) to R$ 10,798,031 (R$ 3,301,005 at 03/31/2008).

At ITAÚ UNIBANCO, deferred tax assets totaled R$ 405,876 (R$ 141,808 at 03/31/2008) and are basically represented by tax losses and social contribution losses carryforwards of R$ 343,667 (R$ 103,647 at 03/31/2008), which is expected to be realizable in 1 year, and legal liabilities – tax and social security of R$ 61,120 (R$ 37,212 at 03/31/2008), which effective realization depends on the development of the lawsuit and its final and unappealable judgment.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	118

II -	Provision for Deferred Income Tax and Social Cont ribution balance and its changes are shown as follows:

	12/31/2008	Realization / Reversal	Increase	03/31/2009 (*)	03/31/2008

Reflected in income and expense accounts	6,389,760	(77,440)	793,489	7,105,809	4,800,427
Depreciation in excess - leasing	5,604,351	-	432,913	6,037,264	4,132,548
Taxation of results abroad - Capital gains	20,142	(2,396)	-	17,746	58,734
Adjustments of operations carried out in futures settlement market	56,552	(6,951)	16,316	65,917	72,212
Adjustment to market value of trading securities and derivative financial instruments	101,261	-	174,699	275,960	176,202
Restatement of escrow deposits and contingent liabilities	449,341	-	26,375	475,716	234,501
Income on sale of permanent asset items and rights	69,654	(68,052)	-	1,602	69,916
Other	88,459	(41)	143,186	231,604	56,314
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	18,618	(8,324)	71,595	81,889	29,711

Total	6,408,378	(85,764)	865,084	7,187,698	4,830,138
(*)	At March 31, 2009, the balance reflects t he adjustment arising from the increase in t he social contributi on tax (Note 4o), in the amount of R$ 127,642.

At ITAÚ UNIBANCO, the pr ovision for deferred incom e and social contribution am ounts to R$ 2,101 (R$ 1,715 at 03/31/2008), basically comprised of Restatement of escrow deposits related to legal and contingent liabilitie s.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	119

III -
The estimate of realiz ation and present value of deferr ed tax assets and social contr ibution for offset, arising fr om Provisional Measure No . 2,158-35 of August 24, 200 1 and from the Provis ion for Deferred Inco me Tax and Social Contribution exi sting at March 31, 2009, in acco rdance with the expected generation of future taxable income, bas ed on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution of offset	deferred income tax and social contribution	Net deferred taxes
2009	5,404,372	273,326	5,677,698	155,485	(889,354)	4,943,829
2010	4,042,367	809,074	4,851,441	323,443	(1,256,867)	3,918,017
2011	3,974,023	1,544,349	5,518,372	327,148	(1,482,903)	4,362,617
2012	2,966,468	689,928	3,656,396	114,212	(1,756,848)	2,013,760
2013	3,175,867	143,574	3,319,441	75,447	(1,207,649)	2,187,239
Over 2013	2,971,887	350,591	3,322,478	255,960	(594,077)	2,984,361
Total	22,534,984	3,810,842	26,345,826	1,251,695	(7,187,698)	20,409,823
Present value (*)	20,221,581	3,428,953	23,650,534	1,115,729	(6,411,116)	18,355,147
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ R$ 2,208,824 is unrecorded.

At March 31, 2008, unrecorded deferred tax assets amount to R$ 232,919.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	120

c)	Tax and social securi ty contributions

	03/31/2009	03/31/2008
Taxes and contributions on income payable	763,838	382,620
Taxes and contributions payable	960,740	336,364
Provision for deferred income tax and social contribution (Note 14b II)	7,187,698	4,830,138
Legal liabilities – tax and social security (Note 12c)	9,551,733	5,674,927
Total	18,464,009	11,224,049

At ITAÚ UNIBANCO the balance of Tax and Social Security Contributions totals R$ 356,498 (R$ 161,199 at 03/31/2008) and is basically compris ed of Legal Liabilities of R$ 274,714 (R$ 158,793 at 03/31/2008) and Taxes and Contributions Payable of R$ 76,877 (R$ 691 at 03/31/2008 ).

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	121

d)	Taxes paid or provi ded for and withheld fro m third parties

The amount of taxes p aid or provided for is ba sically levied on income, r evenue and payroll. In relation to the amounts withheld and collected from thir d parties, the Company started to take into consideration the interest on c apital paid and on the service pr ovision, in addition to those levied on financial operation, includin g for comparative purpos es.

	03/31/2009	03/31/2008
Taxes paid or provided for	3,060,950	1,787,706
Taxes withheld and collected from third parties	1,909,391	1,278,764
Total	4,970,341	3,066,470

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	122

NOTE 15 – PERMANENT ASSETS

a)  - Investments

I-   Changes of investments - ITA Ú UNIBANCO

Companies		Balances at 12/31/2008	Goodwill amortization	Subscription/Ac quisition/Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustments to marketable securities of subsidiaries	Balances at 03/31/2009	Balances at 03/31/2008	Equity in earnings of subsidiaries from 01/01 to 03/31/2008
Domestic		57,366,472	(1,584)	-	(7,273,200)	1,886,154	132,402	52,110,244	31,546,336	1,813,110
Banco Itaú S.A.	(2a)	39,496,914	(1,584)	(500,000)	(98,290)	851,427	87,958	39,836,425	14,282,141	627,858
Banco Itaucard S.A.	(3)	8,449,001	-	249,396	(6,274,910)	403,501	9	2,826,997	7,864,707	686,408
Banco Itaú BBA S.A.		4,265,628	-	250,604	(708,963)	371,057	26,714	4,205,040	4,503,687	233,858
Itauseg Participações S.A.		3,483,873	-	-	-	152,615	10,327	3,646,815	3,238,472	178,133
Itaú BBA Participações S.A.		1,253,036	-	-	(191,037)	99,312	7,396	1,168,707	1,314,413	65,952
Itaú Corretora de Valores S.A.	(3)	418,020	-	-	-	8,242	(2)	426,260	342,916	20,901
Foreign		2,315,336	(12,852)	-	-	12,568	23,431	2,338,483	1,715,484	31,340
Itaú Chile Holdings, Inc.	(2b)	1,953,176	(11,310)	-	-	3,743	21,095	1,966,704	1,431,194	17,754
Banco Itaú Uruguay S.A.	(2c)	232,579	(1,177)	-	-	2,909	2,336	236,647	197,648	6,587
Oca S.A.	(2d)	91,480	(314)	-	-	5,499	-	96,665	59,494	4,878
Oca Casa Financiera S.A.	(2e)	35,477	(45)	-	-	366	-	35,798	24,815	1,984
Aco Ltda.	(2f)	2,624	(6)	-	-	51	-	2,669	2,277	149
Itaú Uruguay Directo S.A.	(4)	-	-	-	-	-	-	-	56	(12)
GRAND TOTAL		59,681,808	(14,436)	-	(7,273,200)	1,898,722	155,833	54,448,727	33,261,820	1,844,450
(1)	Income receivable includes interest on capital receivable amounting to R$ 179,871 (R$ 620,379 at 03/31/2008);
(2)	Investments that include goodwill amounting to: (a) R$ 60,717, (b) R$ 350,623, (c) R$ 36,517, (d) R$ 9,704, (e) R$ 1,410 and (f) R$ 164;
(3)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(4)	Company dissolved on 11/28/2008.

		Stockholders’	Net income for	Number shares owned by ITAÚ UNIBANCO			Equity share in voting capital	Equity share in Capital
Companies	Capital	equity	the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Banco Itaú S.A.	39,676,320	39,696,780	674,086	2,081,169,523	2,014,258,290	-	100. 00	100.00
Banco Itaucard S.A.	15,807,486	19,041,494	435,024	3,592,433,657	1,277,933,118	-	1. 49	2.01
Banco Itaú BBA S.A.	4,223,086	5,337,230	475,294	3,041,098	5,284,526	-	57. 55	78.77
Itauseg Participaç ões S.A.	1,717,000	4,007,168	167,696	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participaçõ es S.A.	645,901	1,168,707	106,690	170,647	341,294	-	100. 00	100.00
Itaú Corretora de Valores S.A.	290,000	803,109	9,109	-	811,503	-	-	4.78
Foreign
Itaú Chile Holdings, Inc.	415,483	1,616,081	18,673	100	-	-	100. 00	100.00
Banco Itaú Uruguay S.A.	158,512	219,438	864	1,639,430,739	-	-	100. 00	100.00
Oca S.A.	14,552	86,961	4,768	1,502,176,740	-	-	100. 00	100.00
Oca Casa Financiera S.A.	18,779	34,388	190	646	-	-	100. 00	100.00
Aco Ltda.	13	2,451	(16)	-	-	131	99. 24	99.24

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	123

II -	Composition of investments

	03/31/2009	03/31/2008
Investment in affiliates	1,329,865	995,973
Domestic	352,820	247,774
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	148,566	130,068
Serasa S.A.	159,926	97,235
Other	44,328	20,471
Foreign	977,045	748,199
BPI	974,487	746,204
Other	2,558	1,995
Other investments	1,082,497	338,510
Investments through tax incentives	163,562	104,274
Equity securities	8,167	12,925
Shares and quotas	135,493	98,966
Interest in Instituto de Resseguros do Brasil - IRB	226,149	11,130
Other	549,126	111,215
(Allowance for losses)	(179,349)	(81,217)
Total	2,233,013	1,253,266

III -	Equity in earnings of affiliates

	01/01 to	01/01 to
	03/31/2009	03/31/2008
Investment in affiliates - Domestic	14,091	4,426
Investment in affiliates - Abroad	15,869	38,729
Total	29,960	43,155

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	124

b)	Fixed and intangibl e assets

	NET	CHANGES				03/31/2009			03/31/2008
	BALANCE AT 12/31/2008	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (5)	OTHER	COST	ACCUMULATED DEPRECIATION	MARKET VALUE	MARKET VALUE
FIXED ASSETS	4,047,338	468,386	(47,091)	(264,850)	(4,257)	11,065,354	(6,865,828)	4,199,526	2,179,500
REAL ESTATE IN USE (1)	2,453,405	69,701	(3,901)	(85,628)	(8,764)	4,395,802	(1,970,989)	2,424,813	1,511,894
Land	827,642	1,836	(3,287)	-	(2,503)	823,688	-	823,688	636,147
Buildings	689,322	18,952	(299)	(17,213)	(9,191)	1,995,451	(1,313,880)	681,571	539,837
Improvements	936,441	48,913	(315)	(68,415)	2,930	1,576,663	(657,109)	919,554	335,910
OTHER FIXED ASSETS	1,593,933	398,685	(43,190)	(179,222)	4,507	6,669,552	(4,894,839)	1,774,713	667,606
Installations	167,233	24,642	(13,419)	(5,242)	7,786	429,493	(248,493)	181,000	118,344
Furniture and equipment	358,418	89,892	(21,305)	(18,822)	2,317	891,209	(480,709)	410,500	68,391
EDP systems (2)	792,507	264,627	(7,232)	(126,671)	(5,028)	4,596,121	(3,677,918)	918,203	388,235
Lease operations	63,053	-	-	(14,722)	-	186,868	(138,537)	48,331	-
Other (communication, security and transportation)	212,722	19,524	(1,234)	(13,765)	(568)	565,861	(349,182)	216,679	92,636
INTANGIBLE ASSETS	4,112,536	107,668	-	(250,114)	(16,926)	4,793,665	(840,501)	3,953,164	2,825,047
RIGHTS FOR ACQUISITION OF PAYROLLS (3)	2,314,427	35,493	-	(187,649)	-	2,432,075	(269,804)	2,162,271	2,095,714

OTHER INTANGIBLE ASSETS	1,798,109	72,175	-	(62,465)	(16,926)	2,361,590	(570,697)	1,790,893	729,333
Association for the promotion and offer of financial products and services (4)	1,142,059	1,300	-	(22,205)	(8,774)	1,113,109	(729)	1,112,380	305,000
Expenditures on acquisitions of software	358,396	70,773	-	(31,280)	(5,196)	903,340	(510,647)	392,693	181,651
Right to manage investment funds	295,269	3	-	(8,872)	(3,070)	335,830	(52,500)	283,330	240,375
Other intangible assets	2,385	99	-	(108)	114	9,311	(6,821)	2,490	2,307
GRAND TOTAL	8,159,874	576,054	(47,091)	(514,964)	(21,183)	15,859,019	(7,706,329)	8,152,690	5,004,547
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 11b);
(2)	In acquisitions, R$ 118,685 is included from the full consolidation of Redecard S.A. (Note 2a);
(3)
Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo;

(4)
Partnerships for the promotion and offer of financial products and services basically refers to the agreement entered into with the company LPS Brasil - Consultoria de Imóveis S.A.(LOPES) and the commercial agreement entered into with store chain Marisa S.A. in 2008;

(5)	Amortization expenses of the acquisition of rights to credit payrolls and partnerships are disclosed in the expenses on financial operations.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	125

NOTE 16 - STOCKHOLDERS' EQUITY

a)	Shares

Capital comprises 4,155,396,563 book-entry shares with no par value, of which 2,081,169,523 are common and 2,074,227,040 are preferred shares without voting rights, but with tag-along rights, in the event of  the public offer of common shares, at a price  equal to 80% of the amount paid per share  with voting rights in the controlling stake, as well  as a dividend  at least equal to that of  the common  shares.  Capital  stock  amounts  to R$  29,000,000  (R$ 14,254,213 at 03/31/2008), of which R$ 20,275,718  (R$ 10,466,106 at 03/31/2008) refers to stockholders domiciled in the  country and R$ 8,724,282 (R$ 3,788,107 at 03/31/2008)  refers to stockholders domiciled abroad.

The table below shows the change in  shares of capital stock and treasury shares during the  period.

	NUMBER
	Common	Preferred	Total	Value
Shares of capital stock at 12/31/2008 and 03/31/2009	2,081,169,523	2,074,227,040	4,155,396,563
Treasury shares at 12/31/2008 (1)	-	58,763,000	58,763,000	(1,525,695)
Purchases of shares	2,002	-	2,002	(21)
Disposals - stock option plan	-	(2,013,450)	(2,013,450)	52,276
Treasury shares at 03/31/2009 (1)	2,002	56,749,550	56,751,552	(1,473,440)
Outstanding shares at 03/31/2009	2,081,167,521	2,017,477,490	4,098,645,011
Outstanding shares at 03/31/2008 (2)	1,553,418,583	1,417,232,010	2,970,650,593
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, the bonus of shares was considered based on the balance as of May 30, 2008.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 03/31/2009:

Cost/Market value	Common	Preferred
Minimum	10.61	-
Weighted average	10.61	-
Maximum	10.61	-
Treasury shares
Average cost	10.61	25.96
Market value	21.54	25.65

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	126

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month in the amount of R$ 0.012 per share from November 1, 2007, as resolved in the Meeting of the Board of Directors held on August 6, 2007.

I – Calculation

Net income	2,135,708
Adjustments:
(-) Legal reserve	(106,785)
Dividend calculation basis	2,028,923
Mandatory minimum dividends	507,231
Dividends paid/ provided for	768,553	37.9%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	98,178	-	98,178
Dividends - 2 monthly installments of R$ 0.012 per share, paid in February and March 2009	98,178	-	98,178

Provided for (*)	779,999	(109,624)	670,375
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 04/01/2009	49,170	-	49,170
Interest on capital - R$ 0.178 per share	730,829	(109,624)	621,205

Total from 01/01 to 03/31/2009 - R$ 0.1876 net per share	878,177	(109,624)	768,553
Total from 01/01 to 03/31/2008 - R$ 0.2064 net per share	706,022	(92,976)	613,046
(*) Recorded in Other Liabili ties – Social and Statut ory.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	127

c)	Capital and revenu e reserves

	03/31/2009	03/31/2008
CAPITAL RESERVES	697,952	1,290,147
Premium on subscription of shares	283,512	1,289,225
Granted options recognized - Law No. 11,638	413,335	-
Reserves from tax incentives and restatement of equity securities and other	1,105	922
REVENUE RESERVES	32,349,656	18,432,665
Legal	2,461,355	1,439,026
Statutory:	27,888,301	16,993,639
Dividends equalization (1)	13,642,606	5,359,441
Working capital increase (2)	4,602,263	3,905,590
Increase in capital of investees (3)	9,643,432	7,728,608
Unrealized income (4)	2,000,000	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity

The difference between the Net Income and Stockholders’ Equity of ITAÚ UNIBANCO and ITAÚ UNIBANCO CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income of intercompany operations, on which related taxes are deferred.

	Net income		Stockholders' equity
	01/01 to 03/31/2009	01/01 to 03/31/2008	03/31/2009	03/31/2008
ITAU UNIBANCO	2,135,708	1,906,228	60,296,610	31,892,569
Amortization of goodwill (*)	(9,569)	198,602	(22,452,366)	(3,595,984)
Deferred tax assets	(111,329)	(61,374)	7,157,020	972,484
Unrealized income (loss)	27	27	(2,418)	(2,525)
ITAU UNIBANCO CONSOLIDATED	2,014,837	2,043,483	44,998,846	29,266,544
(*) From 01/01 to 03/31/2009, it basically refers to the goodwill from the ITAÚ UNIBANCO merger.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	128

e)	Stock Option Plan

I – ITAÚ HOLDING

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO’s Nomination and Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to eligible employees of ITAÚ UNIBANCO or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The  dilution percentage of  the  current stockholders' interest, in  the  event all  granted options not  yet exercised, were exercised by the end of the vesting period, would be 0.19% for 2009, 0.21% for 2010, 0.25% for 2011, 0.24% for 2012 and 0.26% for 2013.

I.I - Total Granted Options

Granting		Vesting period	Exercise	Exercise price restated	Options
N°	Date	until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					92,693,675	90,533,675	2,160,000	-
8th	03/04/2002	12/31/2006	1 2/31/2009	12.54	13,353,750	11,620,750	633,750	1,099,250
8th	05/02/2005	12/31/2006	12/31/2009	12.54	35,150	28,125	-	7,025
9th	03/10/2003	12/31/2007	12/31/2010	8.49	13,347,500	9,273,125	580,000	3,494,375
9th	05/02/2005	12/31/2007	12/31/2010	8.49	28,175	-	22,550	5,625
10th	02/16/2004	12/31/2008	12/31/2011	12.84	12,617,375	3,840,500	713,250	8,063,625
10th	08/01/2005	12/31/2008	12/31/2011	12.84	25,000	-	-	25,000
11th	02/21/2005	12/31/2009	12/31/2012	18.07	10,040,500	1,694,500	355,250	7,990,750
11th	08/01/2005	12/31/2009	12/31/2012	18.07	25,000	-	-	25,000
11th	08/06/2007	12/31/2009	12/31/2012	18.07	10,325	-	-	10,325
12th	02/21/2006	12/31/2010	12/31/2013	26.88	10,808,750	137,500	225,000	10,446,250
12th	08/06/2007	12/31/2010	12/31/2013	26.88	14,425	-	-	14,425
13th	02/14/2007	12/31/2011	12/31/2014	34.22	9,795,250	11,000	53,500	9,730,750
13th	08/06/2007	12/31/2011	12/31/2014	34.22	27,863	-	-	27,863
14th	02/11/2008	12/31/2012	12/31/2015	39.46	10,579,375	-	17,000	10,562,375
14th	05/05/2008	12/31/2012	12/31/2015	39.46	18,750	-	-	18,750
15th	03/03/2009	12/31/2013	12/31/2016	25.80	15,462,700	-	-	15,462,700
				Total	188,883,563	117,139,175	4,760,300	66,984,088

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	129

I.II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2008	53,534,838	25.34
Options:
.. Granted	15,462,700
.. Exercised	(2,013,450)
Balance at 03/31/2009	66,984,088	25.76
(*) Weighted average exercise price.

I.III -	Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)

8th	815,000	12.54	25.80
9th	358,750	8.49	26.33
10th	679,200	12.85	27.50
11th	160,500	18.04	26.30
Total	2,013,450	12.36	26.51
(*) Weighted average value.

I.IV -	Effect of the option exercise

Amount received for the sale of shares – exercised options	24,886
(-) Cost of treasury shares sold	(52,276)
(+) Write-off of cost recognized of exercised options	8,806
Effect on sale (*)	(18,584)
(*) Recorded in revenue reserves.

II -	UNIBANCO

Unibanco has a Stock Option Plan that will be adjusted in view of the Itaú Unibanco merger. The aim of this plan and its main characteristics are described below:

Aims at aligning the commitment of officers with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Equity held in March 2007, stockholders approved the change to the Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program can invest a percentage of their bonus in the acquisition of Units (“Own Shares”), which shall be held by them for a term from 3 to 5 years and are subject to market fluctuation. Depending upon the number of Own Shares purchased, a certain number of Unit options is received (“Bonus Options”). The exercise periods of these Bonus Options are from 3 to 5 years. The annual granting of Simple and Bonus Options are limited to 1% of authorized capital, and the total of options granted and not exercised is limited to 10% of this capital.

The fair value of these programs is acquired through the Binomial method for Stock Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: number of active executives, number of  granted  options, number  of  active  options,  number  o  exercised  options, expected future  option exercise, period between the granting date and vesting period, projected turnover.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	130

The movement of options until March 31, 2009 was as follows:

II.I -	Simple Options

Granting		Vesting period	Exercise	Exercise price per each Unit (R$)	Options
N°	Date	until	period until	adjusted (IPCA)	Granted	Exercised	Cancelled	Not exercised
Closed series					15,980,000	9,456,941	6,523,059	-
11th	04/08/2003	04/08/2008	04/07/2009	4.426	1,584,000	773,334	604,000	206,666
13th	05/07/2003	05/07/2008	05/06/2009	4.205	1,120,000	869,268	-	250,732
16th	09/02/2003	09/02/2008	09/01/2009	4.917	6,226,000	3,741,497	2,073,987	410,516
18th	12/17/2003	12/17/2008	12/16/2009	5.750	120,000	80,000	-	40,000
19th	01/05/2004	01/05/2009	01/04/2010	4.917	240,000	160,000	-	80,000
21st	04/05/2004	04/05/2009	04/04/2010	7.016	12,240	8,160	-	4,080
22nd	04/12/2004	04/12/2009	04/11/2010	6.954	800,000	533,334	-	266,666
23rd	04/13/2004	01/13/2009	01/12/2009	7.012	200,000	133,332	2	66,666
24th	07/19/2004	07/19/2009	07/18/2010	7.317	940,000	313,336	-	626,664
25th	08/04/2004	01/13/2009	01/12/2009	4.689	600,000	-	-	600,000
27th	02/01/2005	02/01/2010	01/31/2011	9.496	8,440,000	2,152,862	1,646,662	4,640,476
29th	09/19/2005	09/19/2010	09/18/2011	12.047	120,000	-	-	120,000
30th	07/04/2006	07/04/2011	07/03/2012	15.894	250,000	-	-	250,000
33rd	08/30/2006	08/30/2011	08/29/2012	17.602	100,000	-	-	100,000
34th	03/21/2007	03/21/2012	03/20/2013	20.054	360,000	-	-	360,000
35th	03/22/2007	03/22/2012	03/21/2013	20.029	140,000	-	-	140,000
36th	05/14/2008	05/14/2013	05/13/2014	24.919	120,000	-	-	120,000
				Total	37,352,240	18,222,064	10,847,710	8,282,466

The  granting  of  options  in  Units  (Certificate  of  Stocks  representing  one  preferred  share  issued  by Unibanco and one preferred share issued by Unibanco Holdings) is performed through the simultaneous granting by Unibanco and Unibanco Holdings.

The options cancelled refer to cases of beneficiaries that left the company before the exercise period, except those that retired who continue to be active participants in the program.

The exercise price of granting from the third quarter of 2004 started to be adjusted, pro rata temporis , by the accumulated variation of Broad Consumer Price Index (IPCA) for the period from the granting date and the respective exercise date of each option in Units.

The numbers and prices were adjusted according to the bonus resolved in July 2006.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	131

II.II - Bonus options:

Partner officers, who opted for investing a percentage of their bonus in the acquisition of own shares, received the following number of bonus options in Units

Granting	Exercise period	Number
Date	until	Granted	Cancelled	Not exercised
09/03/2007	09/03/2012	1,213,904	52,915	1,160,989
10/03/2007	09/03/2012	12,904	12,904	-
02/29/2008	09/03/2012	105,848	-	105,848
03/03/2008	03/03/2013	1,473,704	53,594	1,420,110
09/03/2008	09/03/2013	1,747,788	45,357	1,702,431
03/06/2009	03/06/2014	2,683,886	-	2,683,886
Total		7,238,034	164,770	7,073,264

The exercise of bonus is subject to the obligation of maintaining unchanged the title to said own shares, with no type of encumbrance, during the exercise period.

UNIBANCO plan will be adjusted in view of the ITAÚ UNIBANCO merger.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	132

NOTE 17 – RELATED PARTIES

a)
Transactions  between  related  parties  are  disclosed  in  compliance  with  CVM  Resolution  No.  560,  of December 11, 2008. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	ITAÚSA, the main parent company of ITAÚ UNIBANCO, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação  Itaubanco,  FUNBEP  –  Fundo  de  Pensão  Multipatrocinado,  Caixa  de  Previdência  dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Manoel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO and/or its subsidiaries, and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco,  Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Classe “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO				ITAÚ UNIBANCO CONSOLIDATED
	ASSETS/(LIABILITIES)		INCOME/(EXPENSES)		ASSETS/(LIABILITIES)		INCOME/(EXPENSES)
	03/31/2009	03/31/2008	01/01 to 03/31/2009	01/01 to 03/31/2008	03/31/2009	03/31/2008	01/01 to 03/31/2009	01/01 to 03/31/2008
Interbank investments	7,274,770	334,253	9,823	12,131	-	-	-	-
Banco Itaú S.A.	7,274,770	334,253	9,823	12,131	-	-	-	-
Securities and derivative financial instruments	(1,159)	34,187	323	4,532	2,240	136	(21)	1,615
Banco Itaú S.A.	(1,159)	34,187	323	4,532	-	-	-	-
Duratex S.A.	-	-	-	-	2,240	136	(21)	1,615
Demand deposits	-	-	-	-	(64,366)	(56,279)	-	-
Duratex S.A.	-	-	-	-	(8,251)	(14,486)	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	(2,178)	(1,430)	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	(53,937)	(40,363)	-	-
Repurchase agreements	(841,866)	(1,756,744)	(12,298)	(14,041)	(92,890)	(38,087)	(3,048)	(620)
Banco Itaú S.A.	(841,866)	(1,756,744)	(12,298)	(14,041)	-	-	-	-
Itaú sa Empreendimentos S.A.	-	-	-	-	(45,464)	-	(1,308)	-
Duratex S.A.	-	-	-	-	(15,217)	(14,128)	(7)	-
Elekeiroz S.A.	-	-	-	-	(23,356)	(23,959)	(1,482)	(616)
Itautec S.A.	-	-	-	-	(8,853)	-	(251)	(4)
Amounts payable to related parties	(3,557)	(45,536)	-	-	-	-	-	-
Banco Itaú S.A.	(3,557)	(45,536)	-	-	-	-	-	-
Banking Service Fees	-	-	-	-	-	-	1,364	1,343
Fundaçã o Itaubanco	-	-	-	-	-	-	1,364	1,343
Rent Expenses	-	-	-	-	(7,635)	(7,444)	-	-
FUNBEP - Fundo de Pensao Multipatrocinado	-	-	-	-	(1,634)	(1,700)	-	-
Fundaçã o Itaubanco	-	-	-	-	(6,001)	(5,744)	-	-
Donation Expenses	-	-	-	-	-	-	(9,760)	(9,040)
Instituto Itaú Cultural	-	-	-	-	-	-	(9,760)	(9,040)
Data processing expenses	-	-	-	-	-	-	(129,237)	(54,747)
Itautec S.A.	-	-	-	-	-	-	(129,237)	(54,747)
Agreement for apportionment of common costs	-	-	(2,751)	(1,641)	-	-	(2,145)	(2,834)
Fundaçã o Itaú Social	-	-	-	-	-	-	(1,122)	(850)
Banco Itaú S.A.	-	-	(2,751)	(1,641)	-	-	-	-
Itaú sa - Investimentos Itaú S.A.	-	-	-	-	-	-	(1,023)	(1,984)

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	133

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO officers are as follows:

	03/31/2009	03/31/2008
Compensation	71,700	56,160
Board of Directors	7,123	1,514
Officers	64,577	54,646
Profit sharing	63,212	50,220
Board of Directors	1,299	1,185
Officers	61,913	49,035
Contributions to Pension Plans	5,590	4,828
Board of Directors	581	222
Officers	5,009	4,606
Stock based compensation - Officers	27,125	-
Total	167,627	111,208

Information related to the granting of stock option plan, benefits to employees and post-employment is detailed in Notes 16e, 19a and 19b, respectively.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	134

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders' equity
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Interbank deposits	21,184,727	12,886,884	21,231,547	12,890,828	46,820	3,944	46,820	3,944
Securities and derivative financial instruments	136,248,321	72,404,426	136,703,208	72,609,300	668,778	247,701	454,887	204,874
Adjustment of available-for-sale securities					194,076	21,768	-	-
Adjustment of held-to-maturity securities					474,702	225,933	454,887	204,874
Loan, lease and other credit operations	218,653,126	117,513,054	218,349,132	117,645,615	(303,994)	132,561	(303,994)	132,561
Investments in affiliates
BM&F BOVESPA S.A.	74,529	79,561	421,118	1,003,825	346,589	924,264	346,589	924,264
BPI	974,487	746,204	786,387	1,286,213	(188,100)	540,009	(188,100)	540,009
Parent company					(188,100)	318,386	(188,100)	318,386
Minority stockholders (1)					-	221,623	-	221,623
Redecard S.A.	1,179,896	185,204	9,438,414	4,559,516	8,258,518	4,374,312	8,258,518	4,374,312
Serasa S.A.	159,926	97,235	624,087	367,882	464,161	270,647	464,161	270,647
Visa Inc.	5,363	18	100,073	82,649	94,710	82,631	94,710	82,631
Fundings and borrowings (2)	177,568,096	49,273,185	177,591,121	49,264,451	(23,025)	8,734	(23,025)	8,734
Securitization of foreign payment orders	1,344,170	1,026,150	1,222,640	1,014,704	121,530	11,446	121,530	11,446
Subordinated debt (Note 10g)	23,856,388	13,058,720	24,200,953	13,122,047	(344,565)	(63,327)	(344,565)	(63,327)
Treasury shares	1,473,440	2,072,941	1,455,677	2,745,714	-	-	(17,763)	672,773
Total unrealized					9,141,422	6,532,922	8,909,768	7,162,868
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO;
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3) It does not consider the corresponding tax effects.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	135

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 1, 2009 for floating-rate securities.

•
Securities and derivative financial instruments, according to the rules established by Circular Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the BACEN, are recorded at their market value, except for  those classified as  Held to Maturity. Government securities allocated in  this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•
Investments in affiliates - in BPI, Redecard S.A., BM&F Bovespa S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at futures market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 1, 2009. The effects of hedges (swap contracts) are also taken into account.

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	136

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits

ITAÚ UNIBANCO and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan - PAC (1) Franprev benefit plan - PBF (1) 002 Benefit Plan – PB002 (1) Itaulam Basic Plan - PBI (1) Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
UBB-PREV - Previdência Complementar	Unibanco pension plan (3) Basic Plan (1) IJMS plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade Social	Benefit Plan I (1) Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, UBB Prev and Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 11,687 (R$ 8,768 from January 1 to March 31, 2008). The contribution rate increases based on the participant’s salary.

b)	Post-employment benefits

ITAÚ UNIBANCO subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 1,364 (R$ 1,362 from January 1 to March 31, 2008). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371, dated December 13, 2000, are summarized below:

	03/31/2009	03/31/2008
Net assets of the plans	12,944,853	12,754,982
Actuarial liabilities	(11,577,853)	(9,625,592)
Surplus (*)	1,367,000	3,129,390
(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 119,378 (R$ 27,419 at March 31, 2008) (Note 13c) to cover possible actuarial liabilities.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	137

d)	Changes in net assets, actuarial liabilities, and surplus

	01/01 to 03/31/2009			01/01 to 03/31/2008
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	12,775,978	(11,223,791)	1,552,187	12,583,353	(9,440,841)	3,142,512
Adjustments in the period (1)	(51)	(127,661)	(127,712)	-	-	-
Expected return on assets/ Cost of current service + interest	385,895	(357,913)	27,982	384,096	(291,110)	92,986
Benefits paid	(131,512)	131,512	-	(106,359)	106,359	-
Contributions of sponsors/participants	28,437	-	28,437	15,833	-	15,833
Gains/(losses) in the period (2)	(113,894)	-	(113,894)	(121,941)	-	(121,941)
Present value – end of the period	12,944,853	(11,577,853)	1,367,000	12,754,982	(9,625,592)	3,129,390
(1)  Effect corresponding to the reclassification of the option of former employees;
(2)  Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e)	Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO, resulting in an average of 1.2% p.a. based on 2003/2004 experience;
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	138

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Argentina S.A. (2)		Itaú Europa Consolidated (3)		Itau Bank, Ltd. Consolidated (4)		Consolidated Chile (5)		Consolidated Uruguay (6)		Unibanco Companies (7)	Other foreign companies (8)		Foreign consolidated (9)
	3/31/2009	3/31/2008	3/31/2009	3/31/2008	3/31/2009	3/31/2008	3/31 /2009	3/31/2008	3/31/2009	3/31/2008	3/31/2009	3/31/2008	3/31 /2009	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Assets

Current and long-term receivables
Cash and cash equivalents	1,269,338	877,062	157,600	96,485	1,648,814	182,828	72,051	120,903	533,321	258,205	1,253,466	321,881	2,926,805	147,581	68,181	5,787,304	1,708,587
Interbank investments	14,660,673	8,065,030	397,431	198,845	3,850,842	4,354,249	3,764,282	1,362,816	77,596	153,986	371,809	525,973	1,863,655	248,596	35,972	17,846,884	11,153,610
Securities	26,654,520	9,929,413	269,923	84,805	2,405,664	1,681,479	3,513,936	2,941,594	2,297,476	1,637,736	316,879	103,722	1,363,102	42,681	8,860	34,781,902	15,965,508
Loan, lease and	13,729,208	6,412,728	1,466,557	1,336,743	6,158,472	4,340,267	284,252	268,043	8,767,999	7,198,638	1,382,645	1,070,363	1,185,617	478,997	364,457	32,816,346	20,556,337
Prepaid expenses	54,618	17,760	2,175	1,195	21,299	14,473	148	102	862	38,358	1,571	4,103	2,055	1,243	287	83,992	76,294
Other assets	5,736,646	516,383	367,362	322,110	8,836,920	184,250	1,188,041	363,561	318,069	504,115	86,190	129,555	436,759	43,345	39,270	17,003,403	2,055,917
Permanent assets
Investments	152,997	-	7,868	6,055	502,480	385,660	49,695	10,086	1,065	874	380	32	153,632	515,560	400,030	984,713	754,202
BPI	-	-	-	-	496,988	380,564	-	-	-	-	-	-	-	477,499	365,640	974,487	746,204
Other investments	152,997	-	7,868	6,055	5,492	5,096	49,695	10,086	1,065	874	380	32	153,632	38,061	34,390	10,226	7,998
Fixed and intangible assets	37,992	23,253	65,014	35,894	291,146	242,758	-	-	164,125	145,908	27,391	21,737	28,822	5,421	5,926	619,995	473,400

Total	62,295,992	25,841,629	2,733,930	2,082,132	23,715,637	11,385,964	8,872,405	5,067,105	12,160,513	9,937,820	3,440,331	2,177,366	7,960,447	1,483,424	922,983	109,924,539	52,743,855

Liabilities

Current and long-term liabilities
Deposits	20,963,833	5,777,719	1,936,131	1,675,296	9,133,922	6,341,868	2,279,702	2,037,085	8,344,351	5,989,814	2,695,060	1,606,133	2,497,966	73,756	36	38,638,014	19,571,785
Demand deposits	4,740,846	976,973	521,923	340,005	2,914,942	1,158,057	1,480,217	294,843	1,141,142	1,070,206	1,383,720	842,917	1,176,722	-	35	10,360,115	3,968,519
Savings deposits	-	-	433,204	317,524	-	-	-	-	-	-	827,601	447,450	730,832	-	-	1,991,637	764,974
Interbank deposits	132,101	28,663	-	64,462	1,730,439	1,620,013	564,479	916,649	42	17	22,993	28,171	204,751	-	-	855,497	1,350,051
Time deposits	16,090,886	4,772,083	981,004	953,305	4,488,541	3,563,798	235,006	825,593	7,203,167	4,919,591	460,746	287,595	385,661	73,756	-	25,430,765	13,488,241
Deposits received under securities repurchase agreements	2,786,798	857,107	264,858	-	149,285	171,478	1,040,319	659,477	282,643	264,796	-	-	-	-	-	3,560,381	1,768,407
Funds from acceptance and issuance of securities	3,383,066	975,931	-	-	2,361,162	2,150,688	1,655,279	199,011	496,007	984,920	-	-	-	-	-	7,841,502	4,299,623
Borrowing	12,800,062	8,957,076	27,831	86,495	1,404,641	954,954	-	4,552	823,632	871,852	14,597	10,458	40,634	9,230	-	14,934,091	10,867,444
Derivative financial instruments	2,441,648	726,287	11,602	-	127,894	107,793	907,464	223,531	274,211	303,170	-	-	10,098	-	-	2,501,582	1,229,297
Technical provisions for insurance, pension plan and capitalization	-	-	-	-	-	-	-	-	2,668	-	-	-	-	-	-	2,668	-
Other liabilities	9,210,002	1,972,001	257,072	141,635	9,230,344	539,573	1,693,796	785,702	320,622	487,707	387,435	330,438	2,212,679	45,720	33,733	22,784,213	3,870,965

Deferred income	3,571	4,249	-	-	11,324	9,074	588	573	174	132	-	-	6,739	-	16	22,396	14,043

Minority interests in subsidiaries	-	-	-	-	185	145	-	-	124	99	19	16	1	7	5	340	22,428

Stockholders' equity
Capital and reserves	10,574,937	6,557,951	227,411	178,570	1,285,513	1,096,187	1,296,640	1,179,187	1,597,408	1,002,439	337,414	228,559	3,115,921	1,374,957	841,355	19,408,667	11,012,547
Net income	132,075	13,308	9,025	136	11,367	14,204	(1,383)	(22,013)	18,673	32,891	5,806	1,762	76,409	(20,246)	47,838	230,685	87,316

Total	62,295,992	25,841,629	2,733,930	2,082,132	23,715,637	11,385,964	8,872,405	5,067,105	12,160,513	9,937,820	3,440,331	2,177,366	7,960,447	1,483,424	922,983	109,924,539	52,743,855

Statement of Income

Income from financial operations	266,050	518,004	99,736	56,869	144,683	133,427	76,609	29,481	178,507	215,059	33,505	330,266	248,999	5,129	69,199	923,353	2,714,691
Expenses on financial operations	(124,116)	(499,566)	(30,240)	(27,765)	(114,402)	(88,299)	(66,969)	(35,627)	(54,416)	(108,218)	(3,844)	(303,055)	(116,158)	(756)	(26)	(476,790)	(2,458,661)
Result of allowance for loan losses	(1,556)	593	(14,234)	(1,734)	1,057	(4,340)	-	3	(46,548)	(27,517)	(2,020)	(3,406)	(10,760)	23	4	(74,038)	(49,787)
Gross income from financial operations	140,378	19,031	55,262	27,370	31,338	40,788	9,640	(6,143)	77,543	79,324	27,641	23,805	122,081	4,396	69,177	372,525	206,243
Other operating revenues/expenses	(3,149)	(5,874)	(35,965)	(28,276)	(13,516)	(19,645)	(2,934)	(4,366)	(50,710)	(45,637)	(18,838)	(24,546)	(25,316)	(18,455)	(15,901)	(74,126)	(94,583)
Operating income	137,229	13,157	19,297	(906)	17,822	21,143	6,706	(10,509)	26,833	33,687	8,803	(741)	96,765	(14,059)	53,276	298,399	111,660
Non-operating income	122	164	167	1,042	14	-	-	-	159	4,677	68	3,440	(585)	(47)	4	(146)	9,895
Income before taxes on income and profit sharing	137,351	13,321	19,464	136	17,836	21,143	6,706	(10,509)	26,992	38,364	8,871	2,699	96,180	(14,106)	53,280	298,253	121,555
Income tax	(5,276)	(13)	(8,253)	-	(4,507)	(4,459)	(1,213)	(1,035)	(8,314)	(5,467)	(3,065)	(937)	(19,771)	(2,954)	(2,814)	(53,349)	(19,971)
Statutory participation in income	-	-	(2,186)	-	(1,957)	(2,484)	(6,876)	(10,469)	-	-	-	-	-	(3,186)	(2,628)	(14,209)	(15,581)
Minority interest in subsidiaries	-	-	-	-	(5)	4	-	-	(5)	(6)	-	-	-	-	-	(10)	1,313

Net income (loss)	132,075	13,308	9,025	136	11,367	14,204	(1,383)	(22,013)	18,673	32,891	5,806	1,762	76,409	(20,246)	47,838	230,685	87,316
(1)
Banco  Itaú S.A. - Grand Cayman, New York, Tokyo and Nassau  Branches, Banco  Itaú-BBA S.A. - Nassau  Branch,  Banco  Itaú-BBA S.A. - Uruguay branch,  Banco  Itaú Holding  Financeira S.A. - Grand Cayman Branch;

(2)	New company’s name of Banco Itaú Buen Ayre S.A., approved by Banco Central de La República Argentina on 07/24/2008;
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., and only on 03/31/2009 Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd e BIE Nominees, Lda;

(4)	BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC;
(5)
Itaú Chile Holdings, Inc., BICSA  Holdings LTD., Banco  Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General  de Fondos  S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, and only on 03/31/2009, Itaú Chile Compañia

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, e Unión Capital AFAP S.A, and only on 03/31/2008, Itaú Uruguay Directo S.A.;
(7)
Interbanco S.A., Unibanco - União Bancos  Brasil.  (Luxembourg) S.A., Unibanco Cayman Bank Ltd., Unicorp  Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding  Company, Inc., Uni-Investments Inter. Corp.,  Unipart  Partic.  Internac. Ltd., Unipart  B2B Investments, S.L., Tradecom International N.V., Tarjetas  Unisoluciones S. A. de Capital  Variable, Rosefield Finance  Ltd., Proserv  - Promociones Y Servicios S.A. de C. V., UBB Delaware I LLC, UBT Fiduciary Ltd., UBT Finance  S.A., UBT Investments Ltd., and Unibanco Grand Cayman Branch;

(8)
Afinco Americas Madeira, SGPS,  Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente  de Fondos  Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS,  Lda,, Agate SARL,  Topaz Holding  Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus  S.A., Banco  Del Paraná  S.A., Amethyst Holding Ltd., Garnet  Corporation, Zircon Corporation, Spinel  Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba  Ltd., Mundostar S.A., Karen International Ltd.,  Nevada  Woods  S.A., Itaú Asia Securities Ltd., Líbero  Trading  International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS  Lda. (49%),  Itaú USA Securities, Inc., and only on 03/31/2009 Itaú Middle  East Securities Limited,  and Itaú Asia Securities Ltd Tokyo Branch;

(9)	Information on foreign consolidated presents balances net of eliminations from consolidation.

Itaú Unibanco Holdin g S.A. – Complete Financial Statements - March 31, 2009	139

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by Itaú Unibanco through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area

This process is continuous, permanently reviewed and supports the Group’s strategies

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route Corporate Governance/Risk Management

I – Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks.. In March 2009 the Total VaR Global of Itaú Unibanco was R$ 279 million (R$ 345 million in December 2008).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Regulatory Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding S.A. carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed at March 31, 2009 (Note 7j). Each market risk factor was subject to a sensitivity level, with shocks at approximately 25% (scenario I) and approximately 50% (scenario II), and the biggest losses arising, by risk factor, in each scenario, were stated in result, net of tax effects, by providing a vision of the IUBM exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3464/07 and Circular No. 3354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

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The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 378 million and R$ 680 million for those scenarios with variations of  25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 1,495 million and R$ 2,896 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analysis shown above do not consider the dynamics of the operation of the risk and treasury areas, because once losses related to positions are found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The  method,  parameters  and  assumptions  are  in  the  Management  Discussion  and  Analysis  Report
(http://www.itauri.com.br).

Itaú Unibanco’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. Are in (http://www.itauri.com.br) in the route: Corporate Governance/Regulations and Policies/Market Risk Management Policy.

II – Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

Itaú Unibanco’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

Itaú Unibanco establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

Itaú Unibanco’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, Itaú Unibanco recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually recognized based on the company’s historic default cycle. In view of the worsened economic scenario in the 4th quarter of 2008, the default cycle used for calculating the additional provision was widened to include the expected effects of the new scenario.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

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The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, Itaú Unibanco formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operating capital for operating risk came into effect as from July 1, 2008. Itaú Unibanco opted for the use of the Alternative Standardized Approach.

In addition to this structure, Itaú Unibanco uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (http://www.itauunibancori.com.br), in the route: Corporate Governance/Regulations and Policies/Operating Risk Management Policy.

IV – Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

Itaú Unibanco has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal modes of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

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NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO and its subsidiaries, despite the low risk exposure due to a physical non-concentration of  their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	03/31/2009	03/31/2008
Permanent foreign investments	19,639,352	11,099,863
Net amount of other assets and liabilities indexed to foreign currency,
including derivatives	(35,979,345)	(17,687,475)
Net foreign exchange position (*)	(16,339,993)	(6,587,612)
(*)	If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (7,458,999) at 03/31/2008).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios – ITAÚ UNIBANCO, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Investment funds	207,777,924	183,157,657	207,777,924	183,157,657	1,624	1,203
Fixed income	191,619,875	160,965,126	191,619,875	160,965,126	1,385	1,056
Shares	16,158,049	22,192,531	16,158,049	22,192,531	239	147
Managed portfolios	125,647,972	74,384,293	61,309,195	30,815,560	10,819	10,459
Customers	70,075,203	52,804,956	51,687,601	23,157,994	10,763	10,412
Itaú Group	55,572,769	21,579,337	9,621,594	7,657,566	56	47
TOTAL	333,425,896	257,541,950	269,087,119	213,973,217	12,443	11,662
(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	03/31/2009	03/31/2008
Monthly estimate of installments receivable from participants	32,473	27,196
Group liabilities by installments	1,898,017	1,243,835
Participants - assets to be delivered	1,749,286	1,090,473
Funds available for participants	261,338	221,923
(In units)
Number of managed groups	666	706
Number of current participants	94,921	97,286
Number of assets to be delivered to participants	54,231	39,725

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e)
Fundação Itaú Social - ITAÚ UNIBANCO and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO and other companies of the group.

Donations made by the consolidated companies totaled R$ 150 in the period, and the Foundation’s social net assets totaled R$ 487,200 at March 31, 2009. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 9,760 (R$ 9,040 from 01/01 to 03/31/2008).

g)
Instituto Unibanco - ITAÚ UNIBANCO and subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema - ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low- income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)
Associação Classe “A” - ITAÚ UNIBANCO and is subsidiaries sponsor Associação Classe “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2009, the consolidated companies donated the amount of R$ 150.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

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k)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	03/31/2009	03/31/2008	01/01 to 03/31/2009	01/01 to 03/31/2008
Unibanco Participações Societárias S.A.	1,095,444	-	(17,296)	-
Itau Bank, Ltd. (1)	910,192	687,595	-	-
Banco Itaú Europa S.A. (Note 2b)	-	903,462		(66,954)
Redecard S.A. (Note 2a)	520,074	-	(166,173)	-
Itaú BBA Participações S.A. (Note 15a I)	-	246,024		(13,921)
Itaú XL Seguros Corporativos S.A.	111,134	105,435	(4,562)	(3,488)
Miravalles Empreendimentos e Participações S.A. (2)	89,619	92,006	(3,625)	(1,106)
Três "B" Empreendimentos e Participações Ltda. (3)	73,659	64,567	(3,458)	(17)
Itaú Gestão de Ativos S.A. (4)	60,146	61,347	(326)	(395)
Investimentos Bemge S.A. (5)	16,228	16,079	(284)	(187)
Kinea Investimentos S.A. (6)	3,340	2,263	170	(98)
Biogeração de Energia S.A.	26,321	-	(817)	-
Other	144,145	39,481	(4,041)	(793)
Total	3,050,302	2,218,259	(200,412)	(86,959)
(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Ita u Bank Ltd., in the amount of US$ 393,072 t housand, with maturity o n March 31, 2015 and semiannual dividends calculated ba sed on LIBOR plus 1.25% p.a.;

(2)	Parent company of Fi nanceira Itaú CBD S.A. Crédit o, Financiamento e Investi ment o;
(3)	Indirect subsidiar y of Cia. Itaú de Capit alização;
(4)	Indirect subsidiar y of Unibanco AIG Vida e Pre vidência S.A. ;
(5)	Indirect subsidiar y of Banco Itaucard S.A.;
(6)	Indirect subsidiar y of Banco Itaú S.A., up t o 08/31/2008; indirect subs idiary of Banco Itaubank S.A .

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l)	Exclusion of nonrecu rring effects net of t ax effects

	01/01 to 03/31/2009	01/01 to 03/31/2008
Sale of investments (*)	-	120,128
Visa Inc.	-	65,372
Mastercard, Inc.	-	54,756
Provision for contingencies – economic plans	(55,621)	(55,264)
Amortization of goodwill - Redecard S.A.	(491,366)	-
Total	(546,987)	64,864
  (*) The gross amount of sales is recorded in nonoperating income.

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m)
Reclassifications for comparison purposes – The Company reclassified the balances as of March 31, 2008, for financial statements comparison purposes, in view of the regrouping of following headings: in the Balance Sheet, the reclassification of Acquisition of Right to Credit Payroll and Prepaid Expenses Related to Partnerships to Intangible Assets, of reclassification of Leasehold Improvements from Deferred Charges to Fixed Assets, and reclassification of Customers Portfolio and Software from Deferred Charges to Intangible Assets, in order to comply with the requirements of Law No. 11,638, of December 28, 2007; and reclassification of Reinsurance operations from Technical Provisions for Insurance, Pension Plan and Capitalization to Other Receivables and Other Assets, in order to comply with SUSEP requirements. In the Statement of Income, the reclassification of Income from Bank Charges with Priority Services from Banking Service Fees to Income from Bank Charges, in order to comply with the requirements of BACEN Circular Letter No. 3,324 of June 12, 2008, in view of the change in the criteria to distribute the effects of foreign exchange variation on foreign investments (Note 2b).

	Prior disclosure	Reclassification	Reclassified balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	323,755,778	(1,947,135)	321,808,643
OTHER RECEIVABLES	46,773,346	277,244	47,050,590
Income receivable	902,498	(93,644)	808,854
Insurance premiums receivable	789,155	(789,155)	-
Receivables from insurance and reinsurance operations	-	1,162,033	1,162,033
Sundry	18,243,707	(1,990)	18,241,717
OTHER ASSETS	4,923,779	(2,224,379)	2,699,400
Reinsurance and retrocession	-	185,926	185,926
Prepaid expenses	4,631,730	(2,410,305)	2,221,425
PERMANENT ASSETS	3,868,617	2,400,714	6,269,331
FIXED ASSETS	1,843,590	335,910	2,179,500
Real estate in use	2,277,054	522,222	2,799,276
(Accumulated depreciation)	(4,041,656)	(186,312)	(4,227,968)
DEFERRED CHARGES	760,243	(760,243)	-
Organization and expansion expenditures	1,136,531	(1,136,531)	-
(Accumulated amortization)	(376,288)	376,288	-
INTANGIBLE ASSETS	-	2,825,047	2,825,047
Rights for acquisition of payroll	-	2,095,714	2,095,714
Other Intangible assets	-	919,308	919,308
(Accumulated amortization)	-	(189,975)	(189,975)
TOTAL ASSETS	327,624,395	453,579	328,077,974

CURRENT AND LONG-TERM LIABILITIES	296,065,544	453,579	296,519,123
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	25,133,337	453,579	25,586,916

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	327,624,395	453,579	328,077,974

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	12,352,472	(2,083,655)	10,268,817
Loan, lease and other credit operations	7,310,111	(1,019,414)	6,290,697
Securities and derivative financial instruments	3,816,143	(1,049,400)	2,766,743
Compulsory deposits	253,348	(14,841)	238,507
EXPENSES ON FINANCIAL OPERATIONS	(6,825,894)	2,088,982	(4,736,912)
Money market	(5,746,373)	1,953,209	(3,793,164)
Borrowings and onlending	(662,647)	135,773	(526,874)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	5,526,578	5,327	5,531,905
RESULT OF ALLOWANCE FOR LOAN LOSSES	(1,598,435)	15,483	(1,582,952)
Expense for allowance for loan losses	(1,845,151)	15,483	(1,829,668)
GROSS INCOME FROM FINANCIAL OPERATIONS	3,928,143	20,810	3,948,953
OTHER OPERATING REVENUE (EXPENSES)	(999,574)	(25,505)	(1,025,079)
Income from banking service fees	2,502,818	(374,818)	2,128,000
Current account services	336,148	(260,396)	75,752
Sureties and credits granted	616,443	(112,093)	504,350
Other	222,827	(2,329)	220,498
Income from bank charges	-	372,745	372,745
Personnel expenses	(1,454,809)	1,067	(1,453,742)
Other administrative expenses	(1,563,097)	5,231	(1,557,866)
Tax expenses	(517,349)	5,058	(512,291)
Equity in earnings of affiliates	87,232	(44,077)	43,155
Other operating expenses	(527,766)	9,289	(518,477)
NON-OPERATING INCOME	179,585	(473)	179,112
INCOME TAX AND SOCIAL CONTRIBUTION	(762,875)	5,168	(757,707)
Due on operations for the period	(732,731)	(1,701)	(734,432)
Related to temporary differences	(30,144)	6,869	(23,275)
NET INCOME	2,043,483	-	2,043,483

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n)	Law No. 11,638 and Provisional Measure No. 449

Laws Nos. 6,404/76, of December 15, 1976, and 6,385, of December 7, 1976, were amended by Law No. 11,638, on December 28, 2007, and Provisional Measure No. 449/08, on December 3, 2008, on aspects related to accounting practices, preparation and disclosure of financial statements, effective as from January 1, 2008. The law sets forth that the rules issued by CVM shall be prepared in conformity with international accounting standards.

Main changes arising from the Law are already included in these financial statements, including CVM regulations that do not conflict with those of BACEN’s, such as: Disclosure on Related Parties, transaction costs, and premiums on issuance of securities, statement of added value, and share-based payment.

However, the standards below still await BACEN’s regulation to come into effect:

•	Effects on changes in foreign exchange rates and conversion of financial statements;

•	Adjustment to present value of long-term asset and liability operations, and of significant short-term operations;

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Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerl y Itaú Unibanco Banco Múltiplo S.A.)

1
We have carried out limited reviews of the balance sheets of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of March 31, 2009 and 2008, and the related statements of income, of changes in stockholders´ equity, of cash flows and of added value, as well as the consolidated statements of income, of cash flows and of added value for the three-month periods then ended. These financial statements are the responsibility of the Bank´s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the financial statements and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be stated in accordance with accounting practices adopted in Brazil.

São Paulo, April 29, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

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ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. (the new company name of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved at the Extraordinary Shareholders’ Meeting of April 24, 2009 and awaiting approval by the Central Bank of Brazil), having perused the financial statements for the period from January to March 2009, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and  the activities conducted during the period.

São Paulo,  April 29,  2009.

IRAN SIQUEIRA  LIMA
President

ALBERTO SOZIN  FURUGUEM
Member

MARCOS DE  ANDRADE REIS  VILLELA
Member

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Banco Múltiplo S.A. (Registrant)

Date: May 7, 2009	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Financial Officer